                                                FILED PURSUANT TO RULE 424(b)(4)
                                                       REGISTRATION NO. 33-65329

PROSPECTUS
DATED JANUARY 30, 1996
                                  $50,000,000

                                     [LOGO]

                     10% SENIOR SUBORDINATED NOTES DUE 2003
                            ------------------------

The 10% Senior Subordinated Notes due 2003 (the "Notes") offered hereby are senior subordinated obligations of AMRESCO, INC. (the "Company"). Interest on the Notes is payable on the fifteenth day of each month, commencing March 15, 1996 and will accrue at the rate of 10% per annum until maturity or earlier redemption. The Notes mature on January 15, 2003. The Notes are not redeemable prior to January 15, 2001. However, the Notes are redeemable thereafter at the option of the Company at par plus accrued interest upon not less than 30 nor more than 60 days' notice to the holders thereof. The Notes will be issued only in fully registered form and in denominations of $1,000 and integral multiples thereof. The Notes will be unsecured general obligations of the Company and will be subordinated to all existing and future "Senior Indebtedness," as defined, of the Company. As of December 31, 1995, Senior Indebtedness of the Company and its subsidiaries totaled approximately $281.0 million (including $135.6 million of borrowings under a mortgage warehouse facility that were repaid on January 26,
1996). The Notes will also be structurally subordinated in right of payment to all other liabilities of the Company's subsidiaries, which at December 31, 1995, totaled approximately $28.6 million. The shares of capital stock, the Company's 8% Convertible Subordinated Debentures due 2005, and any other indebtedness that the Company may issue which is subordinated to the Notes by its terms will be junior to the Notes. The Company will redeem, at par plus accrued interest to the date of redemption, Notes tendered by the personal representative or surviving joint tenant or tenant by the entirety of a deceased holder, after presentation of necessary documents, up to an annual maximum of $30,000 per holder and subject to a maximum aggregate of $300,000 during any twelve month period. The Notes have been approved for listing on the New York Stock Exchange, subject to notice of issuance. See "Description of the Notes."

SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                PRICE TO        UNDERWRITING      PROCEEDS TO
                                                 PUBLIC         DISCOUNT(1)        COMPANY(2)
Per Note..................................        100%              4.0%             96.0%
Total (3).................................    $50,000,000        $2,000,000       $48,000,000

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting offering expenses payable by the Company estimated at $300,000.

(3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to an additional $7,500,000 aggregate principal amount of Notes, at the Price to Public less Underwriting Discount, solely for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $57,500,000, $2,300,000 and $55,200,000, respectively. See "Underwriting."
                            ------------------------

The Notes are offered by the Underwriters named herein, subject to prior sale and when, as and if delivered to and accepted by the Underwriters. It is expected that delivery of certificates for the Notes will be made at the offices of Piper Jaffray Inc. in Minneapolis, Minnesota on or about February 2, 1996.

PIPER JAFFRAY INC.
                      J.C. BRADFORD & CO
                                                   MORGAN KEEGAN & COMPANY, INC.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information can be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is listed on the Nasdaq National Market and reports, proxy statements and other information concerning the Company may be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. The Notes will be listed on the New York Stock Exchange and reports, proxy statements and other information concerning the Company (filed after the date hereof) may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in the Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus: (i) Annual Report on Form 10-K for the year ended December 31, 1994, (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1995,
(iii) Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, (iv) Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, as amended by its Form 10-Q/A No. 1 dated October 25, 1995, (v) Current Report on Form 8-K dated November 22, 1995 and (vi) Current Report on Form 8-K dated December 13, 1995.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed superseded or modified for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to the Company, 1845 Woodall Rodgers Freeway, Suite 1700, Dallas, Texas 75201, Attention: L. Keith Blackwell, General Counsel and Secretary. Telephone requests may be directed to L. Keith Blackwell, General Counsel and Secretary of the Company at (214) 953-7700.

[Map of the United States showing the locations of the Company's Asset Acquisition and Resolution offices, Mortgage Banking offices, Real Estate Pension Advisory office and Corporate Headquarters, and a listing of International Offices in Toronto and London.]

    The Company intends to furnish holders of the Notes with (i) annual reports containing audited financial statements and (ii) quarterly reports for each of the first three quarters of each fiscal year, which will contain unaudited summary financial information.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              CERTAIN DEFINITIONS

    The following are certain defined terms used in this Prospectus:

"ACACIA" means Acacia Realty Advisors, Inc.

"ACACIA ACQUISITION" means the acquisition by the Company of the real estate pension advisory business of Acacia Realty Advisors, Inc.

"ACC" means AMRESCO Capital Corporation, a subsidiary of the Company.

"AMRESCO RESIDENTIAL" means, collectively, ARMC and AMRESCO Residential Credit
    Corporation, subsidiaries of the Company.

"ARMC" means, AMRESCO Residential Mortgage Corporation, a subsidiary of the Company.

"ASSET PORTFOLIO" means a pool or portfolio of performing, non-performing or underperforming commercial, industrial, agricultural and/or real estate loans.

"BEI" means BEI Holdings, Ltd.

"BEI MERGER" means the merger of Holdings with and into a subsidiary of BEI on December 31, 1993.

"CKSRS" means CKSRS Housing Group, Ltd., a Florida limited partnership.

"COMPANY" means, unless otherwise stated in this Prospectus or unless the context otherwise requires, the Company and each of its subsidiaries.

"CONDUIT PURCHASERS" means investment bankers and other financial intermediaries who purchase or otherwise accumulate pools or portfolios of loans having common features (E.G., real estate mortgages, etc.), with the intent of securitizing such loan assets and selling them to a trust that secures its funds by selling ownership interests in the trust to public or private investors.

"CONVERTIBLE SUBORDINATED DEBENTURES" means the Company's 8% Convertible
    Subordinated Debentures due 2005.

"CONVERTIBLE SUBORDINATED DEBENTURE INDENTURE" means that certain Indenture dated November 27, 1995, governing the Convertible Subordinated Debentures.

"CREDIT AGREEMENTS" means the Revolving Loan Agreement and the Warehouse
    Agreements.

"EQS" means, collectively, EQ Services, Inc. and Equitable Real Estate
    Investment Management, Inc.

"EQS ACQUISITION" means the acquisition by the Company of the third-party securitized, commercial mortgage loan Master Servicer and Special Servicer business of EQS.

"FACE VALUE" means, with respect to any loan or Asset Portfolio, the aggregate unpaid principal balance of a loan or loans.

"FANNIE MAE" means the Federal National Mortgage Association.

"FDIC" means the Federal Deposit Insurance Corporation.

"FREDDIE MAC" means the Federal Home Loan Mortgage Corporation.

"HOLDINGS" means AMRESCO Holdings, Inc.

"HOLLIDAY FENOGLIO" means Holliday Fenoglio, Inc., a subsidiary of the Company.

"MASTER SERVICER" means an entity which provides administrative services to securitized pools of mortgage-backed securities.

"NATIONSBANK CONTRACT" means the asset management contract, as amended, originally dated July 1, 1992, among the Company, NationsBank Corporation and certain of its bank subsidiaries.

"NATIONSBANK OF TEXAS" means NationsBank of Texas, N.A.

"PRIMARY SERVICER" means an entity which provides various administrative services for loans such as collecting monthly mortgage payments, maintaining escrow accounts for the payment of ad valorem taxes and insurance premiums on behalf of borrowers, remitting payments of principal and interest promptly to investors in mortgages or the Master Servicer of a pool and reporting to those investors or the Master Servicer on financial transactions related to such mortgages.

"OFFERING" means the offering of Notes made hereby.

"REVOLVING LOAN AGREEMENT" means the Revolving Loan Agreement dated as of
    September 29, 1995 and as subsequently amended, among the Company, NationsBank of Texas, as Agent, and the Banks which are parties thereto from time to time.

"RTC" means the Resolution Trust Corporation.

"SECURITIZATION" and "SECURITIZED" mean a transaction in which loans originated or purchased by an entity are sold to special purpose entities organized for the purpose of issuing asset-backed securities.

"SPECIAL SERVICER" means an entity which provides asset management and resolution services for non-performing or under-performing loans within a pool of performing loans and/or mortgages.

"WAREHOUSE" means a type of lending arrangement whereby loans funded and held for sale are financed by financial institutions or institutional lenders on a short-term basis.

"WAREHOUSE AGREEMENTS" means, collectively, (i) the $25.0 million credit facility dated as of April 28, 1995, among ACC, the Company and NationsBank of Texas and (ii) the credit facility dated as of August 15, 1995, between ACC and Residential Funding Corporation.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS DOES NOT GIVE EFFECT TO THE EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION IN RESPECT OF THE NOTES.

                                  THE COMPANY

    GENERAL. The Company is a leading specialty financial services company engaged primarily in Asset Portfolio acquisition and resolution and mortgage banking. The Asset Portfolio acquisition and resolution business involves acquiring at a substantial discount to Face Value and managing and resolving Asset Portfolios to maximize cash recoveries. The Company manages and resolves Asset Portfolios acquired by the Company alone, acquired by the Company with co-investors and owned by third-parties. The Company's mortgage banking business involves the origination, placement and servicing of commercial real estate mortgages. In addition, the Company has formed a residential mortgage banking business through which the Company purchases and securitizes portfolios of residential mortgages of borrowers who do not qualify for conventional loans and whose borrowing needs are not being met by traditional financial institutions. The Company has also entered the real estate pension advisory business through the purchase of substantially all of the advisory contracts of Acacia.

    HISTORY. The Company is the product of the December 1993 merger of two Asset Portfolio management and resolution service companies: BEI and Holdings. Holdings was the former Asset Portfolio management and resolution unit of NationsBank of Texas, which was created in 1988 in connection with NationsBank Corporation's acquisition from the FDIC of certain assets and liabilities of the collapsed First RepublicBank. BEI, a publicly-held company that was in the real estate and asset management services businesses, began providing asset management and resolution services to the RTC in 1990. BEI also participated in certain non-real estate service businesses, which were not retained after the BEI Merger. The BEI Merger created one of the largest Asset Portfolio management and resolution service companies in the United States. Since 1987, the Company and its predecessors have managed approximately $30.0 billion (Face Value) of Asset Portfolios.

    DEVELOPMENT OF BUSINESS STRATEGY. The Company's original business of managing and resolving Asset Portfolios for third parties developed as a result of the takeover of failed thrifts and banks by the federal government's deposit insurance agencies in the late 1980s. Due to the substantial volume of under-performing and non-performing loans and foreclosed assets (much of it commercial real estate loans and properties) and a lack of sufficient internal staffing, the RTC and FDIC turned to private contractors to assist in the management and resolution of Asset Portfolios.

    In early 1994, the Company made the strategic decision to diversify its business lines and to reduce the Company's dependence on asset management and resolution contracts with governmental agencies and certain other entities. As a result, the Company shifted its strategic focus in order to take advantage of business opportunities in the specialty finance markets that capitalize on the Company's competitive strengths and reputation within its core business.

    ASSET ACQUISITION AND RESOLUTION BUSINESS. The Company manages and resolves Asset Portfolios acquired at a substantial discount to Face Value by the Company alone and by the Company with co-investors. The Company also resolves Asset Portfolios owned by third parties. Asset Portfolios generally include secured loans of varying qualities and collateral types. The resolution of an Asset Portfolio typically involves either (i) negotiating with debtors a discounted payoff, which may be accomplished through a refinancing by the obligor with a lender other than the Company or (ii) foreclosure and sale of the collateral. Since the Company's objective is to resolve an Asset Portfolio as quickly as practicable, the Company's policy is to not extend credit to debtors by advancing cash or by renewing and extending their obligations. As of September 30, 1995, the Company's management and resolution service contracts with third-parties (including Asset Portfolios owned by the Company with co-investors) covered Asset Portfolios having an aggregate

Face Value of $2.7 billion of which $411.3 million was represented by securitized commercial mortgage pools with respect to which the Company is the named Special Servicer. At September 30, 1995, the Company's total investment in Asset Portfolios was $175.8 million compared to $70.9 million at December 31, 1994 and $48.8 million at September 30, 1994. For the nine month period ended September 30, 1995 and the fiscal year ended December 31, 1994, $54.3 million (78%) and $139.1 million (88%) respectively of the Company's gross revenues were attributable to its Asset Portfolio acquisition and resolution business.

    MORTGAGE BANKING BUSINESS. The Company performs a wide range of commercial mortgage banking services, including originating, underwriting, placing, selling and servicing of commercial real estate loans through its Holliday Fenoglio and ACC mortgage banking units. Holliday Fenoglio was one of the largest mortgage bankers in the United States in 1994 (based on origination volume) and primarily serves commercial real estate developers and owners by originating commercial real estate loans. Holliday Fenoglio primarily targets developers and owners of higher-quality commercial and multi-family real estate properties. Holliday Fenoglio originates prospective borrowers through its own commission-based mortgage bankers in its offices located in Atlanta, Boca Raton, Buffalo, Dallas, Houston, New York City and Orlando. The loans originated by Holliday Fenoglio generally are funded by institutional lenders, primarily insurance companies, with Holliday Fenoglio retaining the Primary Servicer rights on approximately 20% of such loans. The Company believes that Holliday Fenoglio's relationship and credibility with the institutional lender network provide the Company a competitive advantage in the commercial mortgage banking industry.

    ACC, which originated approximately $260.7 million of commercial real estate mortgages during the nine months ended September 30, 1995, is a mortgage banker that originates and underwrites commercial real estate loans that are funded primarily by Conduit Purchasers rather than by institutional lenders such as insurance companies. ACC, therefore, makes certain representations and warranties concerning the loans it originates. These representations cover such matters as title to the property, lien priority, environmental reviews and certain other matters. ACC primarily targets originators of commercial mortgage loans for commercial real estate properties that are suitable for sale to Conduit Purchasers accumulating loans for securitization programs. ACC markets its services directly through ACC's offices located in Dallas, Miami and Washington, D.C., as well as through a network of approximately 20 independent mortgage brokers located throughout the United States. ACC recently established a relationship with the 22 office commercial real estate finance unit of a major insurance company whereby the insurance company has agreed to refer prospective borrowers to the Company in instances where the prospective borrower does not meet the insurer's requirements (typically borrowers for medium-quality commercial properties). Since ACC commenced its underwriting activities and through September 30, 1995, Holliday Fenoglio has originated approximately 31% of the loans underwritten by ACC, with Holliday Fenoglio and ACC each receiving fees for their respective services.

    As of September 30, 1995, the Company was the servicer for approximately $3.1 billion of commercial mortgages of which $117.0 million was as a Master Servicer and $3.0 billion was as a Primary Servicer. On October 27, 1995, the Company acquired additional servicing business in the EQS Acquisition. See "Recent Developments -- Acquisition of EQS." The Company has formed a residential mortgage banking business through which the Company purchases and
securitizes   portfolios  of  non-conforming   residential  mortgages.  For  the
nine-month period ended September 30, 1995, $14.1 million (20.2%) of the Company's gross revenues were attributable to the Company's mortgage banking business.

    BUSINESS STRATEGY. The Company seeks to continue to increase its market share in its existing business lines and to enter related businesses through both internal growth and acquisitions. See "Recent Developments." Key elements of this strategy include:

    - increasing the amount that the Company invests for its own account in Asset Portfolios by capitalizing on its expertise in managing and resolving Asset Portfolios for third parties;

    - continuing to provide high quality management and resolution services to co-investors and other third-party owners of Asset Portfolios;

    - expanding its presence in the traditional mortgage banking market through greater market penetration and by participating in the expanding market for securitization of commercial and residential real estate mortgages; and

    - developing its new real estate pension advisory business to complement the Company's existing business lines.

    The Company is a Delaware corporation. The Company's principal executive offices and mailing address are 1845 Woodall Rodgers Freeway, Suite 1700, Dallas, Texas 75201 and its telephone number is (214) 953-7700.

                                  THE OFFERING

Notes offered.....................  $50,000,000  principal amount of 10% Senior Subordinated
                                    Notes  due  2003.  See  "Description  of  the  Notes  --
                                    General."
Denomination......................  $1,000 and integral multiples thereof.
Maturity..........................  January 15, 2003.
Interest payment dates............  Monthly, commencing March 15, 1996, and on the fifteenth day of each month thereafter. The first interest payment
                                    will represent interest from the date of issuance of the
                                    Notes through March 14, 1996.
Redemption at option of the
 Company..........................  The Notes may not be redeemed prior to January 15, 2001.
                                    Thereafter,  the Notes  may be  redeemed in  whole or in
                                    part at any time at the option of the Company, upon  not
                                    less  than 30 nor more than  60 days' written notice, at
                                    par plus accrued interest to the date of redemption. See
                                    "Description of the Notes -- Redemption at Option of the
                                    Company."
Repayment option upon death.......  Upon the death of any holder of Notes, the Company  will redeem,  at  par  plus accrued  interest,  such holder's
                                    Notes upon request up to $30,000 in principal amount per
                                    holder per year  subject to an  aggregate limit for  all
                                    holders  of $300,000  in principal amount  in any twelve
                                    month period and certain conditions being met, including
                                    the condition that the Company  would not be in  default
                                    on   any  Senior  Indebtedness  as   a  result  of  such
                                    redemption. See "Description of  the Notes --  Repayment
                                    Option Upon Death."
Subordination.....................  The  Notes are subordinated to  the prior payment of all
                                    existing   and   future    Senior   Indebtedness.    See
                                    "Description  of the Notes  -- Subordination." The Notes
                                    will  also   be   structurally   subordinated   to   all
                                    liabilities  of and  the rights of  holders of preferred
                                    stock, if any, of the Company's subsidiaries. The  Notes
                                    are  not secured by any collateral. Upon consummation of
                                    the Offering, only the capital stock and the Convertible
                                    Subordinated Debentures of the Company will be junior to
                                    the Notes. At December 31, 1995, Senior Indebtedness  of
                                    the  Company and its  subsidiaries totaled approximately
                                    $281.0 million (including  $135.6 million of  borrowings
                                    under  a mortgage warehouse facility that were repaid on
                                    January  26,  1996).   At  December   31,  1995,   other
                                    liabilities   of  the   Company's  subsidiaries  totaled
                                    approximately $28.6 million. Following the Offering, the
                                    Company will have the ability to incur

                                    a  significant   amount  of   additional   indebtedness,
                                    including  indebtedness which  may have  rights that are
                                    senior to or equivalent to those of the Notes in respect
                                    of  payments  and  distributions  on  liquidation.   See
                                    "Description  of the Notes  -- Covenants -- Restrictions
                                    on Additional Indebtedness and Interest Coverage Ratio."
Limited rights of acceleration or
 repurchase.......................  Payment of  principal on  the Notes  may be  accelerated upon  the occurrence  of Events of  Default (as defined)
                                    only upon the action of the Trustee or the holders of at
                                    least 25% in aggregate  principal amount of  outstanding
                                    Notes,  and such  acceleration may  be rescinded  by the
                                    holders of a majority of the aggregate principal  amount
                                    of  the outstanding Notes  if all Events  of Default are
                                    remedied and all payments due are made before a judgment
                                    or decree  for payment  of money  due is  obtained.  See
                                    "Description of the Notes -- Events of Default."
Covenants.........................  The  indenture under which the Notes will be issued (the
                                    "Indenture") will contain certain covenants that,  among
                                    other  things, will  limit (i) the  Company's ability to
                                    incur Indebtedness for Money Borrowed (as defined), (ii)
                                    the payment of dividends or distributions to holders  of
                                    the Company's equity securities and (iii)
                                    consolidations,   mergers  and   transfers  of   all  or
                                    substantially all of the Company's assets. All of  these
                                    covenants, however, are subject to a number of important
                                    qualifications.   See  "Description  of   the  Notes  --
                                    Covenants."
Listing...........................  The Notes have been approved for listing on the New York
                                    Stock Exchange  under the  symbol "AMMB03,"  subject  to
                                    notice of issuance.
Trustee...........................  Bank One, Columbus, N.A.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Notes offered hereby by the Company will be used to reduce the Company's outstanding borrowings under the Revolving Loan Agreement. After application of the net proceeds, approximately $54.7 million will be available as of January 29, 1996 for borrowing under the Revolving Loan Agreement to be used for general corporate purposes, which may include funding investments in Asset Portfolios, acquiring new businesses or making strategic investments in companies that complement the Company's business lines and strategies. See "Use of Proceeds."

                                  RISK FACTORS

    Prior to making an investment decision, prospective purchasers of the Notes should consider all of the information set forth in this Prospectus and should evaluate the considerations set forth in "Risk Factors."

                        SUMMARY FINANCIAL AND OTHER DATA

    The summary data presented below under the captions "Summary Income Statement" and "Summary Balance Sheet Data" for and as of the end of each of the fiscal years in the three-year period ended December 31, 1994, are derived from the Consolidated Financial Statements of the Company and its predecessors audited by Deloitte & Touche LLP and included herein. In the opinion of management of the Company, the data presented for the nine months ended September 30, 1994 and 1995, which are derived from the Company's unaudited consolidated financial statements, reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for such periods. Results for the nine months ended September 30, 1995, are not necessarily indicative of results for the entire fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and the Notes to Consolidated Financial Statements.

                                                                                                    NINE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                                    -----------------------------------------   -------------------------
                                                       1992(1)         1993         1994(2)       1994(2)        1995
                                                    -------------   -----------   -----------   -----------   -----------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY INCOME STATEMENT:
Revenues:
  Asset management and resolution fees............       $166,857      $168,313      $120,640      $101,221       $27,278
  Asset Portfolio income..........................             --         2,642        13,089         8,433        23,662
  Mortgage banking fees...........................             --            --         6,176         1,967        14,077
  Other revenues..................................          1,273         1,207        17,279        16,184         4,585
                                                    -------------   -----------   -----------   -----------   -----------
    Total revenues................................        168,130       172,162       157,184       127,805        69,602
Operating expenses................................        134,085       127,731       119,730        92,579        46,860
                                                    -------------   -----------   -----------   -----------   -----------
Operating income..................................         34,045        44,431        37,454        35,226        22,742
Interest expense..................................             19           754         1,768         1,696         2,771
                                                    -------------   -----------   -----------   -----------   -----------
Income from continuing operations before taxes....         34,026        43,677        35,686        33,530        19,971
Income tax expense................................         10,730        17,371        14,753        13,874         7,541
                                                    -------------   -----------   -----------   -----------   -----------
Income from continuing operations.................         23,296        26,306        20,933        19,656        12,430
Gain (loss) from discontinued operations..........         (1,063)       (2,088)       (2,185)         (976)        2,425
                                                    -------------   -----------   -----------   -----------   -----------
Net income........................................        $22,233       $24,218       $18,748       $18,680       $14,855
                                                    -------------   -----------   -----------   -----------   -----------
                                                    -------------   -----------   -----------   -----------   -----------
Earnings per share from continuing operations.....          $2.04         $2.33         $0.88         $0.83         $0.51
Earnings per share................................           1.95          2.15          0.79          0.79          0.61
Weighted average number of shares outstanding.....     11,419,536    11,288,688    23,679,239    23,515,800    24,429,822

                                                                 AS OF DECEMBER 31,                      AS OF SEPTEMBER 30,
                                                    ---------------------------------------------   -----------------------------
                                                        1992            1993            1994            1994            1995
                                                    -------------   -------------   -------------   -------------   -------------
SUMMARY BALANCE SHEET DATA:
Cash and cash equivalents.........................         $4,228         $43,442         $20,446         $41,733         $12,720
Investment securities.............................             --              --              --              --          27,222
Investment in Asset Portfolios:
  Loans...........................................             --          33,795          30,920          17,272         114,676
  Partnerships and joint ventures.................             --           2,503          22,491          14,157          30,052
  Real estate.....................................             --           2,504          14,054          14,201          11,046
  Asset-backed securities.........................             --              --           3,481           3,481          19,982
Total assets......................................         44,238         163,653         172,340         162,582         291,082
Notes payable.....................................          4,656          22,113          15,500           4,406         104,222
Mortgage warehouse debt...........................             --              --              --              --           5,693
Nonrecourse debt..................................             --           6,000             959           4,761          30,605
Total indebtedness................................          4,656          28,113          16,459           9,167         140,520
Shareholders' equity..............................         18,735          91,699         113,586         114,558         129,024

OTHER DATA:
Ratio of earnings to fixed charges (3)............            N/A(4)         58.9x           21.2x           20.8x            8.2x
EBITDA (5)........................................        $40,294(1)      $45,668         $43,177         $37,325         $25,436
Interest coverage ratio (6).......................            N/A(4)         60.6x           24.4x           22.0x            9.2x
Face Value of assets under management.............     $8,060,400      $5,756,900      $3,088,700      $2,436,800      $3,040,700
Commercial mortgage loans originated (for the
 period ended):
  Face Value......................................             --              --        $610,000        $185,200      $1,585,000
  Number of loans.................................             --              --             106              28             255
Commercial mortgage loans serviced:
  Face Value......................................             --              --      $2,555,000      $2,592,000      $2,970,000
  Number of loans.................................             --              --             592             559             749

------------------------------
(1) Includes the Company's operations for the two months ended December 31, 1992, and the combined operations of its predecessor entities for the ten months ended October 31, 1992.

(2) Summary Income Statement and Other Data for the fiscal year ended December 31, 1994, and the nine months ended September 30, 1994, reflect data for Holliday Fenoglio effective August 1, 1994, the effective date of its acquisition by the Company.

(3) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of operating income before income taxes and fixed charges. Fixed charges consist of interest expense.

(4) The Company or its predecessors had no or nominal interest expense in 1990, 1991 and 1992 and it was not meaningful, therefore, to calculate these ratios for the years ended December 31, 1990, 1991 and 1992.

(5) EBITDA is calculated as operating income (excluding gain (loss) from discontinued operations) before interest, income taxes, depreciation and amortization. The Company has included information concerning EBITDA because EBITDA is one measure of an issuer's historical ability to service its debt. EBITDA should not be considered as an alternative to, or more meaningful than, net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(6) Interest coverage ratio means the ratio of EBITDA to cash interest expense.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, AMONG OTHER THINGS, THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE NOTES OFFERED HEREBY.

UNCERTAIN NATURE OF THE ASSET ACQUISITION AND RESOLUTION BUSINESS

    The outsourcing of the management and resolution of Asset Portfolios has grown rapidly since the late 1980s; accordingly, the asset acquisition and resolution business is relatively young and still evolving. This business is affected by long-term cycles in the general economy. In addition, the Asset Portfolios available for purchase by investors and/or management by third party servicers such as the Company has declined since 1993. The Company cannot predict what will be a normal annual volume of Asset Portfolios to be sold or outsourced for management and resolution. Moreover, there cannot be any assurance that Asset Portfolio purchasers/owners for whom the Company provides Asset Portfolio management services will not build their own management and resolution staffs and reduce or eliminate their outsourcing of these services. As a result of these factors, it is difficult to predict the long-term future of this business.

STRATEGIC SHIFT IN BUSINESS LINES

    In early 1994, the Company made the strategic decision to diversify its business lines and to reduce the Company's dependence on asset management and resolution contracts with governmental agencies and certain other entities. The Company has substantially increased its investments in Asset Portfolios. The Company also pursues private sector Asset Portfolio management contracts, generally through co-investing in Asset Portfolios. Since 1993, the Company has also entered the commercial and residential mortgage banking businesses and has purchased a pension advisory business.

    As a result, the Company must simultaneously manage (i) a significant change in its customer mix, (ii) the investment of the Company's own capital in Asset Portfolios and (iii) the development of new business lines in which the Company has not previously participated. All of these activities will require the investment of additional capital and the significant involvement of senior management to achieve a successful outcome. There is no assurance that the Company will successfully execute this strategic transition.

GENERAL ECONOMIC CONDITIONS

    Periods of economic slowdown or recession, rising interest rates or declining demand for real estate may adversely affect certain segments of the Company's business. Although such economic conditions may increase the number of non-performing loans available for sale to or for management by the Company, such conditions could adversely affect the resolution of Asset Portfolios held by the Company for its own account or managed for others by the Company, lead to a decline in prices or demand for collateral underlying Asset Portfolios or, in the case of Asset Portfolios held for the Company's own account, increase the cost of capital invested by the Company and the length of time that capital is invested in a particular portfolio, thereby negatively impacting the rate of return upon resolution of the portfolio. Economic downturns and rising interest rates also may reduce the number of mortgage loan originations by the Company's mortgage banking business and thereby may adversely affect the Company's mortgage banking business.

FINANCIAL LEVERAGE

    Following the Offering, the Company will have substantial indebtedness and, as a result, significant debt service obligations. As of September 30, 1995, after giving effect to all the adjustments described in "Capitalization" (including the Offering), the Company would have had approximately $141.1 million aggregate amount of indebtedness outstanding, representing approximately 48% of its total capitalization. See "Use of Proceeds" and "Capitalization."

    The ratio of the Company's debt to equity could have important consequences to purchasers of the Notes, including: (i) limiting the Company's ability to obtain necessary additional financing to fund future working capital requirements, Asset Portfolio investments, capital expenditures, acquisitions or other general corporate requirements, (ii) requiring a significant portion of the Company's cash flow from operations to be dedicated to debt service requirements, thereby reducing the funds available for operations and future business opportunities, (iii) requiring all of the indebtedness incurred under the Revolving Loan Agreement to be repaid prior to the time any principal payments are required on the Notes, thereby potentially impairing the Company's ability to make payments on the Notes, and (iv) increasing the Company's vulnerability to adverse economic and industry conditions. In addition, since certain of the Company's borrowings, including borrowings under the Revolving Loan Agreement, will be at variable rates of interest, the Company will be vulnerable to increases in interest rates. The Company may incur additional indebtedness in the future, although its ability to do so will be restricted by the Indenture and the Credit Agreements. The ability of the Company to make scheduled payments under its present and future indebtedness, or to refinance such indebtedness, will depend on, among other things, the future operating performance of the Company, changes in interest rates, general economic conditions, and the perception in the capital markets of the Company's business, results of operations, leverage, financial condition and business prospects. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond the Company's control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    The Credit Agreements contain numerous financial and operating covenants that will limit the discretion of the Company's management with respect to certain business matters. These covenants will place significant restrictions on, among other things, the ability of the Company to make certain payments and investments, and to sell or otherwise dispose of assets and merge or consolidate with other entities. See "Description of Other Indebtedness." The Credit Agreements also require the Company to meet certain financial ratios and tests. A failure to comply with the obligations contained in the Credit Agreements could result in an event of default under any of the Credit Agreements, the Convertible Subordinated Debenture Indenture or the Indenture, which could permit acceleration of the related indebtedness and acceleration of indebtedness under other instruments that may contain cross-acceleration or cross-default provisions. See "Description of Other Indebtedness."

SUBORDINATION OF THE NOTES

    The Notes will be subordinated in right of payment in full to all existing and future Senior Indebtedness of the Company, which includes all indebtedness under the Revolving Loan Agreement. As of December 31, 1995, after giving effect to the Offering and the application of the net proceeds therefrom, the Company and its subsidiaries would have had Senior Indebtedness aggregating approximately $233.3 million (including $135.6 million of borrowings under a mortgage warehouse facility that were repaid on January 26, 1996) and would have had up to $85.2 million available under the Revolving Loan Agreement which, if borrowed, would be included as Senior Indebtedness. In the event of the liquidation, dissolution, reorganization or any similar proceeding regarding the Company, the assets of the Company will be available to pay obligations on the Notes only after Senior Indebtedness of the Company has been paid in full. Accordingly, there may not be sufficient assets remaining to pay amounts due on all or any of the Notes. See "Description of the Notes -- Subordination."

    The Notes will be effectively subordinated to indebtedness, preferred stock (if any) and liabilities of the Company's subsidiaries. As of December 31, 1995, the aggregate amount of these liabilities of the Company's subsidiaries was approximately $220.1 million (excluding $118.8 million representing intercompany notes of subsidiaries payable to the Company, but including $135.6 million of borrowings under a mortgage warehouse facility that were repaid on January 26,
1996). The Company's operations are conducted principally through its wholly-owned subsidiaries. Accordingly, the Company will be dependent upon the cash flow of, and receipt of dividends or advances from, its subsidiaries in order to meet its debt obligations, including the Company's obligations under the Notes. Since the Notes are obligations of the parent company only, the Company's subsidiaries are not obligated or required to pay any amounts pursuant to the Notes or to make funds available therefor in the form of dividends or advances to the Company. In addition, since the Company is a holding company, its principal assets consist of its equity ownership position in its wholly-owned subsidiaries. The claims of holders of the Notes effectively will be subordinated to the prior claims of holders of preferred stock, if any, and creditors, including trade creditors, of the Company's subsidiaries.

    In addition  to  being  subordinated  to  all  existing  and  future  Senior
Indebtedness of the Company, the Notes will not be secured by any of the Company's assets. The Revolving Loan Agreement is secured by substantially all of the assets of the Company not pledged under other credit facilities, including stock of a majority of the Company's subsidiaries. If the Company becomes insolvent or is liquidated, or if payment under the Revolving Loan Agreement is accelerated, the lenders under the Revolving Loan Agreement would be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the Revolving Loan Agreement. Accordingly, such lenders will have a prior claim with respect to such assets and subsidiary capital stock.

LIMITED COVENANTS

    The covenants in the Indenture are limited and are not designed to protect holders of the Notes in the event of a material adverse change in the Company's financial condition or results of operations. The provisions of the Indenture should not be a significant factor in evaluating whether the Company will be able to comply with its obligations under the Notes. See "Description of the Notes."

NEED FOR ADDITIONAL FINANCING

    The Company's ability to execute its business strategy depends to a significant degree on its ability to obtain additional indebtedness and equity capital. Other than as described in this Prospectus, the Company has no commitments for additional borrowings or sales of equity and there can be no assurance that the Company will be successful in consummating any such future financing transactions on terms satisfactory to the Company, if at all. Factors which could affect the Company's access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions, and the perception in the capital markets of the Company's business, results of operations, leverage, financial condition and business prospects. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond the Company's control. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DEPENDENCE ON SECURITIZATION PROGRAM

    The Company likely will become more dependent upon its ability to pool and sell loans in the secondary market in order to generate cash proceeds for new originations and purchases. Accordingly, adverse changes in the secondary mortgage market could impair the Company's ability to originate, purchase and sell mortgage loans on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's business and results of operations. In addition, in order to gain access to the secondary market, the Company may rely on monoline insurance companies to provide, in exchange for premiums, a guarantee on outstanding senior interests in the related securitization trusts to enable it to obtain a "AAA/ Aaa" rating for such interests. Any substantial reductions in the size or availability of the secondary market for the Company's loans, or the unwillingness of monoline insurance companies to guarantee the senior interests in the Company's loan pools, could have a material adverse effect on the Company's financial position and results of operations.

RISKS OF HEDGING TRANSACTIONS

    The Company has in the past and may in the future enter into interest rate or foreign currency financial instruments used for hedging purposes. While intended to reduce the effects of volatility in interest rate or foreign currency price movements, such transactions could cause the Company to recognize losses depending on the terms of the instrument and the interest rate or foreign currency price movement.

COMPETITION

    The Asset Portfolio management and other financial services industries in which the Company operates are highly competitive. Some of the Company's principal competitors in certain business lines are substantially larger and better capitalized than the Company. Because of these resources, these companies may be better able than the Company to obtain new customers, to acquire Asset Portfolios, to pursue new business opportunities, or to survive periods of industry consolidation. See "Business -- Competition."

    The Company believes that its ability to acquire Asset Portfolios for its own account will be important to its future growth. Acquisitions of Asset Portfolios are often based on competitive bidding, where there are dangers of bidding too low (which generates no business), as well as of bidding too high (which could win the portfolio at an economically unattractive price). Asset Portfolio acquisitions also require significant capital. There currently is substantial competition for Asset Portfolio acquisitions and such competition could increase in the future. See "Business -- Asset Acquisition and Resolution Business -- Asset Portfolio Investment."

LIMITED MARKET FOR THE NOTES

    The Notes have been approved for listing on the New York Stock Exchange, subject to notice of issuance. However, no assurance can be given that an active trading market for the Notes will develop or that the Notes will not trade at a discount to their principal amount.

                              RECENT DEVELOPMENTS

    ACQUISITION OF CKSRS. Effective June 30, 1995, the Company acquired for approximately $1.3 million substantially all of the assets of CKSRS, a Miami-based commercial mortgage banking limited partnership specializing in the origination, sale and servicing of mortgages on multi-family properties in Florida.

    ACQUISITION OF EQS. On October 27, 1995, the Company completed the acquisition of the third-party securitized, commercial mortgage loan Master Servicer and Special Servicer businesses of EQS. The purchase price was approximately $16.9 million. At September 30, 1995, the EQS businesses acquired by the Company had contracts to service approximately $6.0 billion of securitized commercial mortgage loans. The Company believes that it is now one of the largest servicers of securitized commercial mortgages in the United States.

    ACQUISITION OF ACACIA. Effective November 20, 1995, the Company completed the purchase for approximately $4.5 million of substantially all of the pension fund advisory contracts and certain other assets of Acacia. Acacia provides real estate investment advisory services to pension and other institutional investors in respect of investments in office, industrial and distressed real estate properties. Through these contracts, approximately 35 clients have invested over $970.0 million in commercial real estate representing approximately 63 properties with over 13.5 million square feet of commercial space and approximately 670 apartment units. Acacia is based in Boston.

    CONVERTIBLE SUBORDINATED DEBENTURE OFFERING. On November 27, 1995, the Company completed an offering conducted in Europe (the "Convertible Subordinated Debenture Offering"), pursuant to Regulation S promulgated under the Securities Act, of $45.0 million aggregate principal amount of Convertible Subordinated Debentures. The net proceeds (aggregating approximately $43.0 million) from such offering were used to repay borrowings under the Revolving Loan Agreement. The Convertible Subordinated Debentures bear interest at 8% per annum and will mature on December 15, 2005. There is no sinking fund or amortization of principal prior to maturity. The Convertible Subordinated Debentures are not redeemable prior to December 15, 1996. The Convertible Subordinated Debentures are convertible at the option of the holders into shares of Common Stock at a conversion price of $12.50 per share (equivalent to a conversion rate of 80 shares of Common Stock per $1,000 principal amount of Convertible Subordinated Debentures), subject to adjustment in certain events. The Convertible Subordinated Debentures are unsecured obligations of the Company and subordinated to all existing and future Senior Indebtedness (as defined in the Convertible Subordinated Debenture Indenture) of the Company. The Convertible Subordinated Debentures contain certain rights of the holder to require the repurchase of the Convertible Subordinated Debentures (i) upon a Fundamental Change (as defined in the Convertible Subordinated Debenture Indenture) and (ii) if the Company is not able to maintain a Net Worth (as defined in the Convertible Subordinated Debenture Indenture) of approximately $141.0 million (which includes the net proceeds to the Company from the Common Stock offering described below) plus the net proceeds to the Company from any other offering of Common Stock by the Company subsequent to the date hereof. There are certain other covenants restricting dividends on and redemptions of capital stock. See "Description of Other Indebtedness -- Convertible Subordinated Debentures."

    The Convertible Subordinated Debentures have not been registered under the Securities Act and may not be offered or sold in the United States without registration under the Securities Act or absent an applicable exemption from the registration requirements of the Securities Act. On January 11, 1996, the Company filed with the Commission a registration statement on Form S-3 to register the resale by Debentureholders of shares of Common Stock issuable to such holders upon conversion of the Convertible Subordinated Debentures.

    COMMON STOCK OFFERING. On December 13, 1995, the Company completed a registered public offering of 2,000,000 shares of Common Stock (the "Common Stock Offering"). Subsequent thereto, the Company sold an additional 300,000 shares of Common Stock upon exercise of the Underwriters' over-allotment option. The net proceeds from such offering, including the over-allotment shares, aggregated approximately $25.1 million and were used to repay borrowings under the Revolving Loan Agreement. The price to the public was $11.75 per share and the price to the Company per share was $11.10 (after an underwriting discount of $ .65 per share). In addition to the offering of shares of Common Stock by the Company, two institutional shareholders sold an aggregate of 2,300,000 shares of Common Stock (including 300,000 shares sold pursuant to the exercise of the underwriters' over-allotment option). The Company did not receive any proceeds from the sale of these shares.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Notes offered hereby (after deducting underwriting discounts and estimated expenses of the Offering) will be approximately $47.7 million ($54.9 million if the Underwriters' over-allotment option is exercised in full).

    The Company intends to use the net proceeds to reduce the Company's outstanding borrowings under the Revolving Loan Agreement (which had an outstanding balance of approximately $67.5 million at December 31, 1995 and approximately $98.0 million as of January 29, 1996). For the year ended December 31, 1995, the weighted average interest rate on indebtedness under the Company's bank credit agreement (which was replaced on September 29, 1995 by the Revolving Loan Agreement) was 8 3/10% per annum. The indebtedness under the predecessor credit agreement and the Revolving Loan Agreement was incurred primarily in connection with investments in Asset Portfolios, the acquisition of CKSRS, the EQS Acquisition, the Acacia Acquisition and other general corporate purposes. After application of the net proceeds to the Company of the Offering, $54.7 million would be available as of January 29, 1996 for reborrowing under the Revolving Loan Agreement to be used for general corporate purposes, which may include funding investments in Asset Portfolios, acquiring new businesses or making strategic investments in companies that complement the Company's business lines and strategies. The Company has no understandings or agreements in respect of any material acquisition. See "Description of Other Indebtedness -- Revolving Loan Agreement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table presents the capitalization of the Company at September 30, 1995, and (i) as adjusted to reflect the EQS Acquisition, the Acacia Acquisition, completion of the Convertible Subordinated Debenture Offering and completion of the Common Stock Offering, and (ii) as further adjusted to reflect the application of the estimated net proceeds from the sale of the Notes offered hereby as described under "Use of Proceeds." The table should be read in conjunction with the Consolidated Financial Statements of the Company, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" included elsewhere in this Prospectus.

                                                                                  AS OF SEPTEMBER 30, 1995
                                                                            ------------------------------------
                                                                                            AS       AS FURTHER
                                                                              ACTUAL    ADJUSTED (2) ADJUSTED (3)
                                                                            ----------  -----------  -----------
                                                                                        (UNAUDITED)
                                                                                   (DOLLARS IN THOUSANDS)
Debt(1):
  Notes payable...........................................................  $  104,222   $  57,476    $   9,776
  Mortgage warehouse debt.................................................       5,693       5,693        5,693
  Nonrecourse debt........................................................      30,605      30,605       30,605
  Senior Subordinated Notes...............................................          --          --       50,000
  Convertible Subordinated Debentures.....................................          --      45,000       45,000
                                                                            ----------  -----------  -----------
    Total debt............................................................     140,520     138,774      141,074
                                                                            ----------  -----------  -----------
Shareholders' equity:
  Common Stock, par value $0.05 per share; 50,000,000 authorized shares
   and 24,193,464 issued shares, 26,493,464 shares as adjusted(4).........       1,210       1,325        1,325
  Capital in excess of par................................................      78,790     103,785      103,785
  Reductions for employee stock...........................................        (620)       (620)        (620)
  Treasury stock, 24,339 shares...........................................        (160)       (160)        (160)
  Retained earnings.......................................................      49,804      49,804       49,804
                                                                            ----------  -----------  -----------
    Total shareholders' equity............................................     129,024     154,134      154,134
                                                                            ----------  -----------  -----------
    Total capitalization..................................................  $  269,544   $ 292,908    $ 295,208
                                                                            ----------  -----------  -----------
                                                                            ----------  -----------  -----------

------------------------------
(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Description of Other Indebtedness" and Note 5 of Notes to Consolidated Financial Statements for a description of this indebtedness.

(2) Gives effect to the EQS Acquisition, the Acacia Acquisition and completion of the Convertible Subordinated Debenture Offering and the Common Stock Offering.

(3) Gives effect to the offering of Notes by the Company hereby and the application of the net proceeds therefrom as described in "Use of Proceeds."

(4) Does not include an aggregate of 1,775,948 shares (2,283,718 shares at January 29, 1996) of Common Stock reserved for issuance at September 30, 1995, upon the exercise of outstanding stock options and 2,405,665 shares (1,687,958 shares at January 29, 1996) available for future grants of options and shares of restricted stock under the Company's Stock Option and Award Plan. Since September 30, 1995, options for an aggregate of 57,530 shares have been exercised and 152,407 shares of restricted stock have been issued under the Company's Stock Option and Award Plan. See Note 11 of Notes to Consolidated Financial Statements.

                        SUMMARY FINANCIAL AND OTHER DATA

    The summary data presented below under the captions "Summary Income Statement" and "Summary Balance Sheet Data" for and as of the end of each of the fiscal years in the three-year period ended December 31, 1994, are derived from the Consolidated Financial Statements of the Company and its predecessors audited by Deloitte & Touche LLP and included herein. In the opinion of management of the Company, the data presented for the nine months ended September 30, 1994 and 1995, which are derived from the Company's unaudited consolidated financial statements, reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for such periods. Results for the nine months ended September 30, 1995, are not necessarily indicative of results for the entire fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and the Notes to Consolidated Financial Statements.

                                                                                                    NINE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                                    -----------------------------------------   -------------------------
                                                       1992(1)         1993         1994(2)       1994(2)        1995
                                                    -------------   -----------   -----------   -----------   -----------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY INCOME STATEMENT:
Revenues:
  Asset management and resolution fees............       $166,857      $168,313      $120,640      $101,221       $27,278
  Asset Portfolio income..........................             --         2,642        13,089         8,433        23,662
  Mortgage banking fees...........................             --            --         6,176         1,967        14,077
  Other revenues..................................          1,273         1,207        17,279        16,184         4,585
                                                    -------------   -----------   -----------   -----------   -----------
    Total revenues................................        168,130       172,162       157,184       127,805        69,602
Operating expenses................................        134,085       127,731       119,730        92,579        46,860
                                                    -------------   -----------   -----------   -----------   -----------
Operating income..................................         34,045        44,431        37,454        35,226        22,742
Interest expense..................................             19           754         1,768         1,696         2,771
                                                    -------------   -----------   -----------   -----------   -----------
Income from continuing operations before taxes....         34,026        43,677        35,686        33,530        19,971
Income tax expense................................         10,730        17,371        14,753        13,874         7,541
                                                    -------------   -----------   -----------   -----------   -----------
Income from continuing operations.................         23,296        26,306        20,933        19,656        12,430
Gain (loss) from discontinued operations..........         (1,063)       (2,088)       (2,185)         (976)        2,425
                                                    -------------   -----------   -----------   -----------   -----------
Net income........................................        $22,233       $24,218       $18,748       $18,680       $14,855
                                                    -------------   -----------   -----------   -----------   -----------
                                                    -------------   -----------   -----------   -----------   -----------
Earnings per share from continuing operations.....          $2.04         $2.33         $0.88         $0.83         $0.51
Earnings per share................................           1.95          2.15          0.79          0.79          0.61
Weighted average number of shares outstanding.....     11,419,536    11,288,688    23,679,239    23,515,800    24,429,822

                                                               AS OF DECEMBER 31,                  AS OF SEPTEMBER 30,
                                                    -----------------------------------------   -------------------------
                                                        1992           1993          1994          1994          1995
                                                    -------------   -----------   -----------   -----------   -----------
SUMMARY BALANCE SHEET DATA:
Cash and cash equivalents.........................         $4,228       $43,442       $20,446       $41,733       $12,720
Investment securities.............................             --            --            --            --        27,222
Investment in Asset Portfolios:
  Loans...........................................             --        33,795        30,920        17,272       114,676
  Partnerships and joint ventures.................             --         2,503        22,491        14,157        30,052
  Real estate.....................................             --         2,504        14,054        14,201        11,046
  Asset-backed securities.........................             --            --         3,481         3,481        19,982
Total assets......................................         44,238       163,653       172,340       162,582       291,082
Notes payable.....................................          4,656        22,113        15,500         4,406       104,222
Mortgage warehouse debt...........................             --            --            --            --         5,693
Nonrecourse debt..................................             --         6,000           959         4,761        30,605
Total indebtedness................................          4,656        28,113        16,459         9,167       140,520
Shareholders' equity..............................         18,735        91,699       113,586       114,558       129,024

OTHER DATA:
Ratio of earnings to fixed charges (3)............            N/A(4)       58.9x         21.2x         20.8x          8.2x
EBITDA (5)........................................        $40,294(1)    $45,668       $43,177       $37,325       $25,436
Interest coverage ratio (6).......................            N/A(4)       60.6x         24.4x         22.0x          9.2x
Face Value of assets under management.............     $8,060,400    $5,756,900    $3,088,700    $2,436,800    $3,040,700
Commercial mortgage loans originated (for the
 period ended):
  Face Value......................................             --            --      $610,000      $185,200    $1,585,000
  Number of loans.................................             --            --           106            28           255
Commercial mortgage loans serviced:
  Face Value......................................             --            --    $2,555,000    $2,592,000    $2,970,000
  Number of loans.................................             --            --           592           559           749

------------------------------
(1) Includes the Company's operations for the two months ended December 31, 1992, and the combined operations of its predecessor entities for the ten months ended October 31, 1992.

(2) Summary Income Statement and Other Data for the fiscal year ended December 31, 1994, and the nine months ended September 30, 1994, reflect data for Holliday Fenoglio effective August 1, 1994, the effective date of its acquisition by the Company.

(3) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of operating income before income taxes and fixed charges. Fixed charges consist of interest expense.

(4) The Company or its predecessors had no or nominal interest expense in 1990, 1991 and 1992 and it was not meaningful, therefore, to calculate these ratios for the years ended December 31, 1990, 1991 and 1992.

(5) EBITDA is calculated as operating income (excluding gain (loss) from discontinued operations) before interest, income taxes, depreciation and amortization. The Company has included information concerning EBITDA because EBITDA is one measure of an issuer's historical ability to service its debt. EBITDA should not be considered as an alternative to, or more meaningful than, net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(6) Interest coverage ratio means the ratio of EBITDA to cash interest expense.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
    On December 31, 1993, BEI merged with Holdings. The BEI Merger was accounted for as a "reverse acquisition" whereby Holdings was deemed to have acquired BEI for financial reporting purposes. However, BEI, renamed AMRESCO, INC., remains the continuing legal entity and registrant for Commission filing purposes. Consistent with the reverse acquisition accounting treatment, the historical financial statements of AMRESCO, INC. presented for the year ended December 31, 1993, and the two months ended December 31, 1992, are the consolidated financial statements of Holdings and differ from the consolidated financial statements of BEI as previously reported. The results of operations of BEI have been included in the Company's financial statements from the date of acquisition.

    The Company's business originally consisted almost entirely of providing Asset Portfolio management and resolution services for government agencies and certain financial institutions. In 1994, the Company concluded all its significant business relationships with government agencies and the NationsBank Contract and also began to shift its focus toward Asset Portfolio investing by the Company and the development of new lines of financial service businesses. Since the BEI Merger, the Company has extended its business lines to offer a full range of mortgage banking services, has increased its interests in Asset Portfolios and has disposed of certain non-core business lines. These significant changes in the composition of the Company's business are reflected in the Company's results of operations and may limit the comparability of the Company's results from period to period.

    The following discussion and analysis presents the significant changes in the financial condition and results of continuing operations of the Company for the years ended December 31, 1992, 1993 and 1994, and the nine month periods ended September 30, 1994 and 1995. The historical data for 1992 is presented on a pro forma basis with Holdings' predecessor businesses as if their acquisition had occurred on January 1, 1992. Such information may not be comparable to the Company's current operations. The results of operations of acquired businesses are included in the Consolidated Financial Statements from the date of acquisition. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements.

                                                                                              NINE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                            -------------------------------  --------------------
                                                              1992       1993       1994       1994       1995
                                                            ---------  ---------  ---------  ---------  ---------
                                                                           (DOLLARS IN THOUSANDS)
Revenues:
  Management fees.........................................  $  40,222  $  30,521  $  27,991  $  23,468  $  15,136
  Resolution fees.........................................     66,288     88,031     65,773     58,287     11,615
  Asset Portfolio income..................................         --      2,642     13,089      8,433     23,662
  Mortgage banking fees...................................         --         --      6,176      1,967     14,077
  Other revenues..........................................      1,273      1,207     17,279     16,184      4,585
                                                            ---------  ---------  ---------  ---------  ---------
    Total revenues before assistance revenue..............    107,783    122,401    130,308    108,339     69,075
  Assistance revenue......................................     60,347     49,761     26,876     19,466        527
                                                            ---------  ---------  ---------  ---------  ---------
    Total revenues........................................    168,130    172,162    157,184    127,805     69,602
Expenses:
  Personnel...............................................     49,556     63,618     65,585     52,268     35,961
  Other general and administrative........................     16,130     11,315     27,194     20,910      9,926
  Interest................................................         19        754      1,768      1,696      2,771
  Profit participations...................................      8,052      3,037         75        (65)       446
                                                            ---------  ---------  ---------  ---------  ---------
    Total expenses before reimbursable costs..............     73,757     78,724     94,622     74,809     49,104
  Reimbursable costs......................................     60,347     49,761     26,876     19,466        527
                                                            ---------  ---------  ---------  ---------  ---------
    Total expenses........................................    134,104    128,485    121,498     94,275     49,631
Income from continuing operations before
 taxes....................................................     34,026     43,677     35,686     33,530     19,971
Income tax expense on continuing operations...............     10,730     17,371     14,753     13,874      7,541
                                                            ---------  ---------  ---------  ---------  ---------
Income from continuing operations.........................     23,296     26,306     20,933     19,656     12,430
Gain (loss) from discontinued operations..................     (1,063)    (2,088)    (2,185)      (976)     2,425
                                                            ---------  ---------  ---------  ---------  ---------
Net Income................................................  $  22,233  $  24,218  $  18,748  $  18,680  $  14,855
                                                            ---------  ---------  ---------  ---------  ---------
                                                            ---------  ---------  ---------  ---------  ---------

RESULTS OF OPERATIONS

    Revenues from the Company's asset management and resolution services include fees charged for the management of Asset Portfolios and for the successful resolution of the assets within such Asset Portfolios. The asset base of each Asset Portfolio declines over the life of the portfolio, thus reducing asset management fees as assets within that Asset Portfolio are resolved. Resolution fees are earned as individual assets within an Asset Portfolio are resolved. These fees, therefore, are subject to fluctuation based on the consideration received, timing of the sale or collection of the managed assets and reaching specified earnings levels on behalf of investors or investment partners. Certain direct costs incurred, primarily through 1994, in the management of assets for the FDIC were paid by the Company and billed to the FDIC. Such costs were included in reimbursable costs and the related payment by the FDIC was included in assistance revenue. Such costs did not affect net income, other than the costs of such advanced funds, but at times required sizable capital resources until reimbursed by the FDIC.

    The Company classifies its investments in Asset Portfolios as loans, partnerships and joint ventures, real estate, and asset-backed securities. The original cost of an Asset Portfolio is allocated to individual assets within that Asset Portfolio based on their relative fair value to the total purchase price. The difference between gross estimated cash flows from loans and asset-backed securities and their present value is accrued using the level yield method of accounting. The Company accounts for its investments in partnerships and joint ventures using the equity method of accounting, generally resulting in the pass-through of the Company's pro rata share of the earnings of the partnership or joint venture. Real estate is accounted for at the lower of cost or estimated fair value. Gains and losses on the sale or collection of specific assets are recognized on a specific identification basis. Loans, partnerships and joint ventures, and real estate are carried at the lower of cost or estimated fair value. The Company's investments in asset-backed securities are classified as available for sale and are carried at estimated fair value determined by discounting estimated cash flows at current market rates. Any unrealized gains (losses) on asset-backed securities are excluded from earnings and reported as a separate component of shareholders' equity, net of tax effects.

    Revenues from the Company's commercial mortgage banking activities are earned from the origination and underwriting of commercial mortgage loans, the placement of such loans with permanent investors and the subsequent servicing of loans. Loan placement and servicing fees, commitment fees and real estate brokerage commissions are recognized as earned. Placement and servicing expenses are charged to expense as incurred.

    Other revenues consist of interest on the Company's investments in cash equivalents, consulting revenues earned on due diligence, interest and fees on loans net of loan participations, and other miscellaneous income. Additionally, the third quarter of 1994 includes the $10.0 million NationsBank Contract conclusion fee.

    In December 1994, the Company elected to dispose of the operations of AMRESCO Services, Inc., its data processing and home banking subsidiary, in order to concentrate efforts in the Company's primary lines of business. The loss from such discontinued operations totaled approximately $1.1 million, $2.1 million, $2.2 million, and $1.0 million for years ended December 31, 1992, 1993, and 1994 and the nine months ended September 30, 1994, respectively. This subsidiary was sold on June 16, 1995 for a net gain of $2.4 million or $0.10 per share.

NINE MONTHS ENDED SEPTEMBER 30, 1995 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1994

    REVENUES. Revenues before assistance revenue for the nine months ended September 30, 1995 compared to the corresponding period of 1994 decreased $39.3 million, or 36.2%. This decrease was due, in part, to an $8.3 million, or 35.5%, decrease in management fees and a $46.7 million, or 80.1%, decrease in resolution fees. In addition, other revenues decreased $11.6 million from 1994 to 1995, for a 71.7% decrease, primarily as a result of the NationsBank Contract that concluded during the third quarter of 1994 for which the Company received an early conclusion fee of $10.0 million in August 1994. The decreases also resulted from reduced revenues from government sector contracts as these contracts concluded. These decreases were partially offset by Asset Portfolio income, which increased $15.2 million, due to a significant increase in investments in Asset Portfolios, and a $12.1 million increase in mortgage banking revenue, primarily due to the inclusion of Holliday Fenoglio, which was purchased in August 1994, and ACC, which commenced underwriting activities in the fourth quarter of 1994.

    EXPENSES. Total expenses before reimbursable costs decreased $25.7 million, or 34.4%, for the first nine months of 1995 compared to the corresponding period in 1994. The first nine months of 1994 included expenses of $20.7 million as compared to none in the corresponding period in 1995 for the NationsBank Contract that concluded in the third quarter of 1994 and for government sector contracts that were concluding during 1994. Additionally, during the nine months ended September 30, 1995, general and administrative expenses were reduced by a $3.7 million change in estimate of accounts receivable bad debt reserve and other accrued expenses related to concluded asset management contracts, particularly the FDIC and RTC contracts. Receivables related to these contracts declined $16.7 million between December 31, 1994 and September 30, 1995. Also, the decrease in expenses for the nine months ended September 30, 1995, compared to the nine months ended September 30, 1994, reflected the corporate downsizing initiatives that began in the second half of 1994. The decline in expenses related to concluding contracts was partially offset by increased operating expenses related to the addition of the mortgage banking line of business and the growth in the asset acquisition and resolution operations. The $1.1 million, or 63.4%, increase in interest expense in 1995 reflects greater borrowing related to increased investments in Asset Portfolios.

    INCOME TAXES. The Company must have future taxable income to realize recorded deferred tax assets, including net operating loss carryforward tax benefits obtained in the BEI Merger. Certain of these benefits expire beginning in 1995 and are subject to annual utilization limitations. Management believes that recorded deferred tax assets will be realized in the normal course of business. The decrease in the effective income tax rate for the nine months ended September 30, 1995 was primarily due to permanent tax differences related to mortgages sold by a partnership in which the Company owns an interest for which the acquired tax basis exceeded the book basis.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    REVENUES. Revenues before assistance revenue for 1994 totaled $130.3 million compared to $122.4 million for 1993, an increase of $7.9 million, or 6.5%. Management fees decreased $2.5 million, or 8.3%, and resolution fees declined $22.3 million, or 25.3%, during 1994, principally due to only eight months of operations under the NationsBank Contract, as well as reduced revenues from the government sector contracts as the contracts continued to conclude. These declines were offset by a $10.4 million increase in Asset Portfolio income, a $6.2 million increase in mortgage banking revenue due to the acquisition of Holliday Fenoglio and the commencement of business by ACC. In addition, there was an increase in other revenues of $16.1 million primarily due to the $10.0 million conclusion fee from the NationsBank Contract and $3.8 million in revenue relating to the inclusion in 1994 of BEI operations, primarily from the operations of a subsidiary for the period prior to its sale in the first quarter of 1994 and its resulting sale.

    EXPENSES. Total expenses before reimbursable costs increased by $15.9 million, or 20.2%, in 1994 primarily due to an increase in personnel costs of $2.0 million and an increase in other general and administrative expenses of $15.9 million. These increases were partially offset by a decrease in the profit participations of $3.0 million. The increase in personnel costs was due to the addition of personnel costs for BEI, Holliday and ACC, which was partially offset by reductions in full time employees associated with concluded asset management contracts. Other general and administrative expenses increased $15.9 million over 1993, primarily due to the inclusion of BEI and Holliday Fenoglio in 1994 and the $2.8 million intangible write-off related to the conclusion of the NationsBank Contract in 1994. The decrease of the profit participations of $3.0 million, or 97.5%, was primarily due to the modification of the NationsBank Contract effective April 1, 1993, that effected an exchange of NationsBank's profit participation in the Company's income before taxes for a rebate of fees. See "-- Year Ended December 31, 1993 Compared to Pro Forma Year Ended December 31, 1992 -- Profit Participation."

    PRO FORMA INCOME SUMMARY. Revenues before assistance revenue for 1994 totaled $130.3 million compared to pro forma combined revenues before assistance revenue of approximately $160.3 million, assuming the BEI Merger had been consummated as of January 1, 1993. The $30.0 million, or 18.7%, decrease is primarily due to a decrease in BEI revenues of $15.3 million and a decrease in Holdings revenues of $14.7 million. The decline in revenues is primarily related to the conclusion of certain asset management contracts during 1994 and the sale of certain Company subsidiaries in the first quarter of 1994. Income from continuing operations for 1994 totaled $20.9 million when compared to pro forma net income of $28.3 million for 1993, after removing the impact of merger expenses, net gain on sales of subsidiaries and discontinued operations for a decrease of $7.4 million, or 26.1%. Earnings per share for income from continuing operations was $0.88 for 1994, compared to $1.34 for the previous year for a decrease of $0.46, or 34.3%.

YEAR ENDED DECEMBER 31, 1993 COMPARED TO PRO FORMA YEAR ENDED DECEMBER 31, 1992

    REVENUES. Revenues before assistance revenue for 1993 totaled $122.4 million compared to $107.8 million in 1992, an increase of $14.6 million, or 13.5%. During 1993, management and resolution fees from private contracts increased approximately $25.1 million, or 33.4%, primarily due to the Company reaching the highest incentive fee rate due to the level of collections on the NationsBank Contract. Resolution fees from the FDIC contract increased approximately $7.8 million, or 105.0%, primarily due to reaching a higher resolution fee rate due to the level of cumulative collections. The increases in resolution fees from the private and FDIC contracts were partially offset by decreases of approximately $6.7 million, or 68.4%, and approximately $6.8 million, or 47.6%, in management and resolution fees, respectively, from the RTC contracts. The decrease in fees on the RTC contracts was primarily due to the lower volume of assets managed. Effective April 1, 1993, the NationsBank Contract was renegotiated to reduce fees by providing for a 12.25% rebate of fees earned on such contract. Rebated fees totaled $7.3 million for the last nine months of 1993. Income from an Asset Portfolio purchased in August 1993 were $2.6 million.

    EXPENSES. Total personnel and other general and administrative expenses were $75.7 million for 1993 compared to $65.7 million for 1992 for an increase of $10.0 million, or 15.2%. Personnel expense increased $14.1 million to $63.6 million in 1993 from $49.5 million in 1992. The majority of this increase was due to 1993 being the first full year of operations of Holdings as a separate entity, resulting in increases in employee benefit programs, additional corporate personnel as well as staff additions for the private contracts. Additionally, the incentive compensation and severance compensation plans were expanded in 1993. Other general and administrative expenses decreased in 1993 to $12.1 million from $16.1 million in 1992.

    PROFIT PARTICIPATION. The profit participation by NationsBank Corporation began with the acquisition of Holdings by private investors, effective October 31, 1992. The profit participation would have been $6.5 million higher, or $8.1 million on a pro forma basis, if the profit participation had been effective as of January 1, 1992. Effective April 1, 1993, a rebate of fees on the NationsBank Contract was granted in exchange for the termination of NationsBank Corporation's profit participation in Holdings' income before taxes.

    PRO FORMA INCOME SUMMARY. Pro forma combined revenue before assistance revenues, assuming the BEI Merger had been consummated as of January 1, 1992, were approximately $160.3 million for 1993 compared to approximately $140.3 million for 1992. The $20.0 million, or 14.3%, increase in revenues was due to an increase of Holdings' revenues of $14.6 million which has been previously discussed and an increase of $5.4 million for BEI. The $5.4 million increase in revenues for BEI was primarily due to new private asset management and resolution contracts. Pro forma net income, after removing the impact of BEI's merger expenses, net gain on sales of subsidiaries and discontinued operations, resulted in net income of $28.3 million, up $4.5 million, or 18.9%, from $23.8 million for 1992. Earnings per share was $1.34 for 1993, compared to $1.14 for the previous year, for an increase of $0.20, or 17.5%.

LIQUIDITY AND CAPITAL RESOURCES

    Cash for investment in Asset Portfolios, originating/underwriting loans, acquiring loans for securitization, general operating expenses and business acquisitions is primarily obtained through cash flow and credit facilities, including: advances on the corporate and portfolio credit lines, mortgage warehouse lines and nonrecourse debt, retained earnings and cash flow from the resolution of Asset Portfolios in which the Company invests.

    On September 29, 1995, the Company entered into the $150.0 million Revolving Loan Agreement which matures and is payable in full on September 29, 1997. (The Revolving Loan Agreement initially included a $25.0 temporary bridge facility that was permanently repaid with a portion of the net proceeds of the Convertible Subordinated Debenture Offering.) By its terms, the Revolving Loan Agreement has two primary components: (i) a $50.0 million revolving credit facility (the "Corporate Facility") to be used for (A) general working capital purposes, (B) acquisitions of equity interests in other persons, (C) certain permitted investments, and (D) other business needs approved by the Banks that constitute at least 50% of the lenders in number and have loaned 51% or more of the amount then outstanding under the Revolving Loan Agreement and (ii) a $100.0 million revolving credit facility (the "Portfolio Facility") to be used to (A) refinance indebtedness incurred in connection with the purchase of certain Asset Portfolios acquired prior to execution and delivery of the Revolving Loan Agreement, (B) finance future acquisitions of Asset Portfolios, and (C) finance acquisitions of entities for the purpose of resolving Asset Portfolios owned by such entities. The banks' current commitment under the Revolving Loan Agreement is limited to a total of $105.0 million, $35.0 million under the Corporate Facility and $70.0 million under the Portfolio Facility. The additional amounts under the Revolving Loan Agreement would become available to the Company upon the participation by additional financial institutions in the syndicate for the loan and upon an increase in the Company's borrowing base under this agreement. There can be no assurance that such events will occur. The borrowing terms, including interest, may be selected by the Company and tied to either the NationsBank of Texas' variable rate (8 3/4% at September 30, 1995) or, for advances on a term basis up to approximately 180 days, a rate equal to an adjusted LIBOR rate (7 5/8% at September 30, 1995 for a term of 30 days). At September 30, 1995, there was a balance of $33.0 million at 7 5/8% outstanding under the Corporate Facility and $39.0 million at 7 5/8% and $5.0 million at 8 3/4% for a total of $44.0 million outstanding under the Portfolio Facility. The combined balance outstanding under the Revolving Loan Agreement was $77.0 million at September 30, 1995. At December 31, 1995, the balance outstanding under the Corporate Facility was $6.5 million at 8 1/2%, and the balance outstanding under the Portfolio Facility was $61.0 million, including $21.0 million at 7 3/4%, $20.0 million at 7 5/8%, $15.0 million at 7 61/98% and $5.0 million at 7 11/16%. The combined balance outstanding under the Revolving Loan Agreement was approximately $67.5 million at December 31, 1995 and approximately $98.0 million at January 29, 1996.

    The Revolving Loan Agreement is secured by substantially all of the assets of the Company not pledged under other credit facilities, including stock of a majority of the Company's subsidiaries held by the Company. The Revolving Loan Agreement requires the Company to meet certain financial tests, including minimum consolidated tangible net worth, maximum consolidated funded debt to consolidated capitalization ratio, minimum fixed charge coverage ratio, minimum interest coverage ratio, maximum consolidated funded debt to consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio and maximum corporate facility outstanding to consolidated EBITDA ratio. The Revolving Loan Agreement contains covenants that, among other things, will limit the incurrence of additional indebtedness, investments, asset sales, loans to shareholders, dividends, transactions with affiliates, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements.

    Prior to entering into the Revolving Loan Agreement, Holdings maintained a $75.0 million line of credit with NationsBank of Texas which bore interest at NationsBank of Texas' floating prime rate or an adjusted LIBOR rate plus 1 1/2%. This line of credit was terminated with the execution of the Revolving Loan Agreement.

    During July 1995, two wholly-owned subsidiaries of the Company jointly entered into a nonrecourse debt agreement for $27.5 million to support wholly-owned Asset Portfolio purchases. This nonrecourse facility is secured by all wholly-owned Asset Portfolios purchased with borrowings under this debt and bears interest at the financing company's prime rate plus 1 1/2% or LIBOR plus 3%. There was a balance outstanding at September 30, 1995, of $21.9 million under this nonrecourse debt agreement, $3.4 million at 10 1/4% and $18.5 million at 8 15/16%. At December 31, 1995, the balance outstanding under this debt agreement was $17.8 million, $1.3 million at 10 1/4% and $16.5 million at 9 1/32%. This facility matures on July 31, 1998.

    On April 28, 1995, ACC, a wholly-owned subsidiary of the Company, entered into a $25.0 million warehouse line of credit agreement with NationsBank of Texas (the "NationsBank Warehouse Facility") to support its commercial mortgage financing. This facility is secured by loans originated through borrowings under this facility and bears interest at either the prime rate announced from time-to-time by NationsBank of Texas or an Adjusted LIBOR Rate (as defined in the facility) plus 2%. The Company is a guarantor of certain of ACC's obligations under this facility. A total of $2.7 million at 7 13/16% and $9.0 million at 7 3/4% was outstanding at September 30, 1995 and December 31, 1995, respectively. The NationsBank Warehouse Facility matures on January 25, 1997.

    On August 15, 1995, ACC, a wholly-owned subsidiary of the Company, entered into a warehouse line of credit agreement with Residential Funding Corporation (the "RFC Warehouse Facility") to facilitate multi-family mortgage loan underwriting and origination. This facility is secured by the loans originated through borrowings under this facility and the stated interest rate for this line is an adjusted 30-day LIBOR rate plus

3% (8 33/50% at September 30, 1995). At September 30, 1995, an advance of $3.0 million was outstanding at an interest rate of 8 33/50%. At December 31, 1995, $8.6 million was outstanding, including $5.0 million at 7 13/20% and $3.6 million at 7 10/27%. Each borrowing under the RFC Warehouse Facility is due 60 days after funding.

    On September 27, 1995, a wholly-owned subsidiary of the Company entered into a Global Master Repurchase Agreement to support the purchase of certain commercial mortgage pass-through certificates. A total of $8.7 million was outstanding under this facility at September 30, 1995 and was repaid in full on December 15, 1995. This facility bore interest at 7 3/8%. This facility was secured by the Company's investments in certain asset-backed securities.

    Effective November 1, 1995, ARMC, a wholly-owned subsidiary of the Company, entered into a $100.0 million warehouse line of credit (the "Prudential Warehouse Facility"), increased to $150.0 million on November 30, 1995, with Prudential Securities Realty Funding Corporation to finance the acquisition and warehousing of residential mortgage loans. This facility was secured by the loans purchased through borrowings under this facility and held for sale. The stated interest rate for this line was LIBOR (as defined in the facility) plus 7/8% (which can be adjusted retroactively under certain circumstances to LIBOR plus 2 2/5%). At December 31, 1995, $135.6 million was outstanding under this facility. On January 26, 1996, the mortgages purchased with borrowings under this facility were securitized and such borrowings were repaid in their entirety and the facility was terminated. The Company anticipates that it will incur additional borrowings under similar facilities in connection with loans purchased for securitization in the future.

    On November 27, 1995, the Company completed the sale of $45.0 million principal amount of Convertible Subordinated Debentures. The net proceeds (approximately $43.0 million) were used to repay indebtedness under the Revolving Credit Agreement. See "Recent Developments."

    On December 13, 1995, the Company completed a public offering of 2,000,000 shares of Common Stock. An additional 300,000 shares of Common Stock were sold on December 19, 1995, upon exercise of the underwriters' over-allotment option. The aggregate net proceeds to the Company (estimated to be approximately $25.1 million) were used to repay indebtedness under the Revolving Credit Agreement. See "Recent Developments."

    On December 19, 1995, a wholly-owned subsidiary of the Company entered into a Global Master Repurchase Agreement to support the purchase of certain commercial mortgage pass-through certificates. A total of $20.6 million was outstanding under this facility at December 31, 1995. This facility bears interest at a rate of 30 day LIBOR plus 1 2/5% (7 1/3% at December 31, 1995). This facility is secured by the Company's investments in certain asset-backed securities.

    Accounts receivable decreased from $20.7 million at December 31, 1994, to $7.7 million at September 30, 1995, due to the conclusion and expiration of certain asset management contracts.

    In 1996, the Company intends to pursue (i) additional Asset Portfolio acquisition opportunities, by acquiring Asset Portfolios both for its own account and as an investor with various capital partners who acquire such Asset Portfolios, (ii) acquisitions of new businesses and (iii) expansion of current businesses. The funds for such acquisitions and investments are anticipated to be provided in 1996 by cash flows and borrowings under the Company's Revolving Loan Agreement and the Notes offered hereby. As a result, interest expense in 1996 will be higher than the interest expense in 1995.

    The Company believes that its funds on hand of $16.1 million at December 31, 1995, cash flow from operations, its unused borrowing capacity under its credit lines, the anticipated net proceeds from this Offering, and its continuing ability to obtain financing should be sufficient to meet its anticipated operating needs and capital expenditures, as well as planned new acquisitions and investments, for at least the next twelve months. The magnitude of the Company's acquisition and investment program will be governed to some extent by the availability of capital.

INFLATION

    The Company has generally been able to offset cost increases with increases in revenues. Accordingly, management does not believe that inflation has had a material effect on its results of operations to date. However, there can be no assurance that the Company's business will not be adversely affected by inflation in the future.

                                    BUSINESS

GENERAL

    The Company is a leading specialty financial services company engaged primarily in Asset Portfolio acquisition and resolution and mortgage banking. The Asset Portfolio acquisition and resolution business involves acquiring at a substantial discount to Face Value and managing and resolving Asset Portfolios to maximize cash recoveries. The Company manages and resolves Asset Portfolios acquired by the Company alone, acquired by the Company with co-investors and owned by third parties. The Company's mortgage banking business involves the origination, placement and servicing of commercial real estate mortgages. In addition, the Company has formed a residential mortgage banking business through which the Company purchases and securitizes portfolios of residential mortgages of borrowers who do not qualify for conventional loans and whose borrowing needs are not being met by traditional financial institutions. The Company has also entered the real estate pension advisory business through the purchase of substantially all of the advisory contracts of Acacia.

BACKGROUND

    HISTORY. The Company is the product of the December 1993 merger of two Asset Portfolio management and resolution service companies: BEI and Holdings. Holdings was the former Asset Portfolio management and resolution unit of NationsBank of Texas, which was created in 1988 in connection with NationsBank Corporation's acquisition from the FDIC of certain assets and liabilities of the collapsed First RepublicBank. BEI, a publicly-held company that was in the real estate and asset management services businesses, began providing asset management and resolution services to the RTC in 1990. BEI also participated in certain non-real estate service businesses, which were not retained after the BEI Merger. The BEI Merger created one of the largest Asset Portfolio management and resolution service companies in the United States. Since 1987, the Company and its predecessors have managed approximately $30.0 billion (Face Value) of Asset Portfolios.

    DEVELOPMENT OF BUSINESS STRATEGY. The Company's original business of managing and resolving Asset Portfolios for third parties developed as a result of the takeover of failed thrifts and banks by the federal government's deposit insurance agencies in the late 1980s. Due to the substantial volume of under-performing and non-performing loans and foreclosed assets (much of it commercial real estate loans and properties) and a lack of sufficient internal staffing, the RTC and FDIC turned to private contractors to assist in the management and resolution of Asset Portfolios.

    In early 1994, the Company made the strategic decision to diversify its business lines and to reduce the Company's dependence on asset management and resolution contracts with governmental agencies and certain other entities. As a result, the Company shifted its strategic focus in order to take advantage of business opportunities in the specialty finance markets that capitalize on the Company's competitive strengths and reputation within its core business. The key elements of this strategy include:

    - increasing the amount that the Company invests for its own account in Asset Portfolios by capitalizing on its expertise in managing and resolving Asset Portfolios for third parties;

    - continuing to provide high quality management and resolution services to co-investors and other third-party owners of Asset Portfolios;

    - expanding its presence in the traditional mortgage banking market through greater market penetration and by participating in the expanding market for securitization of commercial and residential real estate mortgages; and

    - developing its new real estate pension advisory business to complement the Company's existing business lines.

ASSET ACQUISITION AND RESOLUTION BUSINESS

    GENERAL. The Company manages and resolves Asset Portfolios acquired at a substantial discount to Face Value by the Company alone and by the Company with co-investors. The Company also manages and resolves Asset Portfolios owned by third parties. Asset Portfolios generally include secured loans of varying qualities and collateral types. The Company estimates that typically approximately 85% of the loans in the Asset Portfolios in which the Company invests are in payment default at the time of acquisition. Although some Asset Portfolios include foreclosed real estate and other collateral, the Company generally seeks Asset Portfolios that do not include such assets. Some Asset Portfolio loans are loans for which resolution is tied primarily to the real estate securing the loan. Other loans, however, are collateralized business loans, the resolution of which may be based either on cash flow of a business or on real estate and other collateral securing the loan. Collateralized business loans generally have smaller Face Values and often are more quickly resolved than more traditional real estate loans. The Company intends to focus to a greater extent on collateralized business loans.

    The Company obtains information on available Asset Portfolios from many sources. Repeat business and referrals from Asset Portfolio sellers with whom the Company previously has transacted business are an important and frequent source of Asset Portfolios. The Company has developed relationships in which it is a preferred Asset Portfolio purchaser for certain sellers. The Company believes that it receives many Asset Portfolio solicitations that result primarily from the Company's reputation as an active portfolio purchaser. Other important sources of business include referrals from co-investors who seek the Company's participation in Asset Portfolio purchases, focused contacts initiated by senior management, public advertising of Asset Portfolios for sale and the Company's nationwide presence.

    Although the need for asset management and resolution services by governmental agencies has substantially declined in recent years, the Company believes that a permanent market for Asset Portfolio acquisition, management and resolution services has emerged within the private sector. Whether because a financial institution desires to reduce overhead costs, is not staffed to handle large volumes of Asset Portfolios or simply does not want to distract management and personnel with the intensive and time-consuming job of resolving Asset Portfolios, many financial institutions now recognize that outside contractors often are better staffed to manage and resolve Asset Portfolios. These financial institutions include multi-national, money center, super-regional and regional banking institutions nationwide and in Canada, as well as insurance companies. Moreover, financial institutions have embraced the concept of packaging and selling Asset Portfolios to investors as a means of disposing of non-performing and under-performing loans and improving the financial institution's balance sheet. Consolidations within the banking industry have reinforced this trend. Insurance companies, which historically have avoided outsourcing Asset Portfolio management or selling Asset Portfolios, also are emerging as sellers of Asset Portfolios due in part to the implementation of risk-based capital rules for insurance companies. Additionally, there is a market for management and resolution services for delinquent or non-performing loans within performing securitized loan pools. The Company believes that the significant volume of annual performing loan securitizations makes this an attractive market in which to participate.

    The Company believes that opportunities for the acquisition, management and resolution of Asset Portfolios are becoming increasingly evident in certain international markets and that lenders in these markets are adopting many of the Asset Portfolio management and resolution outsourcing techniques currently utilized in the United States. Accordingly, the Company has opened offices in Toronto (August 1994) and London (October 1995) in order to take advantage of opportunities in Canada, the United Kingdom and certain other Western European nations. The Company had $53.2 million (US$ Face Value) in Canadian Asset Portfolios under management as of September 30, 1995, and subsequently was designated as the Special Servicer for a Canadian Asset Portfolio of approximately $370.0 million (US$ Face Value).

    Because of the significant decline in Asset Portfolio management and resolution services required by governmental agencies and the trend toward outright sales of Asset Portfolios, the Company shifted its strategic focus to becoming an active Asset Portfolio investor for its own account and a co-investor with other Asset Portfolio buyers. The Company believes that as a direct investor in Asset Portfolios it has a significant competitive advantage relative to the Company's competitors in the management and resolution business. Moreover, the Company believes that direct investment permits the Company to take advantage of the profit opportunities of Asset Portfolio investing. The Company believes that it can gain market share in the Asset Portfolio acquisition, management and resolution business due to its financial strength; experience in managing and resolving Asset Portfolios; national reputation; and strategic relationships with sellers and purchasers of Asset Portfolios, including financial institutions, large corporate buyers, investment banking firms and sophisticated private investors.

    For the nine months ended September 30, 1995, $54.3 million (78.0%) of the Company's gross revenues were attributable to its Asset Portfolio acquisition and resolution business. The following table reflects the ownership composition of the Asset Portfolios (based on their Face Value) under management by the Company as of the dates indicated and further reflects the decline in the management of Asset Portfolios for governmental agencies and the increase in the Company's investment in Asset Portfolios since December 31, 1993:

                                             AT DECEMBER 31, 1993    AT DECEMBER 31, 1994       AT SEPTEMBER 30,
                                                                                                      1995
                                            ----------------------  ----------------------  -------------------------
                                             AMOUNT    % OF TOTAL    AMOUNT    % OF TOTAL      AMOUNT     % OF TOTAL
                                            ---------  -----------  ---------  -----------  ------------  -----------
                                                                      (DOLLARS IN MILLIONS)
Wholly-owned by the Company (1)...........  $    92.9        1.6%   $   143.3        4.6%   $   310.0          10.2%
Owned by the Company with co-investors
 (2)......................................      392.4        6.8      1,729.9       56.0      1,507.4          49.6
Owned by third parties:
  Securitized mortgage pools..............      268.8        4.7        315.0       10.2        411.3(3)       13.5
  Government and other owners.............    5,002.8       86.9        900.5       29.2        812.0          26.7
                                            ---------      -----    ---------      -----    ------------      -----
    Total under management................  $ 5,756.9      100.0%   $ 3,088.7      100.0%   $ 3,040.7         100.0%
                                            ---------      -----    ---------      -----    ------------      -----
                                            ---------      -----    ---------      -----    ------------      -----

     -----------------------------
     (1) Includes $0.0, $13.9 million and $44.0 million, respectively, of asset-backed securities, and $2.5 million, $3.5 million and $5.2 million of real estate, respectively, at December 31, 1993 and 1994, and at September 30, 1995.

     (2) Includes the securitized Asset Portfolios managed by the Company as Special Servicer in which the Company has invested, which aggregated $354.3 million, $973.8 million and $790.7 million, respectively, at December 31, 1993 and 1994, and at September 30, 1995.

     (3)  Does  not  include   approximately  $300.0   million  of   securitized
          commercial mortgages for which EQS served as Special Servicer. See "Recent Developments -- Acquisition of EQS."

    The following table reflects, by ownership category, the number of Asset Portfolios managed by the Company at September 30, 1995 and the number of assets included in such portfolios:

                                                                                NUMBER OF ASSET    NUMBER OF
                                                                                  PORTFOLIOS        ASSETS
                                                                               -----------------  -----------
Wholly-owned by the Company..................................................             35           1,124
Owned by the Company with co-investors.......................................             28           1,740
Owned by third parties:
  Securitized mortgage pools (1).............................................              3             426
  Government and other owners................................................             10           2,146
                                                                                         ---           -----
    Total under management...................................................             76           5,436
                                                                                         ---           -----
                                                                                         ---           -----

     -----------------------------
     (1) Does not include Asset Portfolios for which EQS served as Special Servicer. See "Recent Developments -- Acquisition of EQS."

    The following table reflects the Company's investment (at carrying value) in Asset Portfolios as of the dates indicated below:

                                                                  AT DECEMBER 31,          AT
                                                                                      SEPTEMBER 30,
                                                                  1993       1994         1995
                                                                ---------  ---------  -------------
                                                                           (IN MILLIONS)
Wholly-owned by the Company (1)...............................  $    36.3  $    37.9    $   139.9
Owned by the Company with co-investors (2)....................        2.5       33.0         35.9
                                                                ---------  ---------       ------
    Total.....................................................  $    38.8  $    70.9    $   175.8
                                                                ---------  ---------       ------
                                                                ---------  ---------       ------

       -------------------------------
        (1) Includes $0.0, $3.5 million and $20.0 million, respectively, of asset-backed securities, and $2.5 million, $3.5 million and $5.2 million of real estate, respectively, at December 31, 1993 and 1994, and at September 30, 1995.

        (2) Includes the securitized Asset Portfolios managed by the Company as Special Servicer in which the Company has invested, which aggregated $1.7 million, $7.9 million and $8.6 million, respectively, at December 31, 1993 and 1994, and at September 30, 1995.

     ASSET PORTFOLIO INVESTMENT. The Company's business of investing in Asset Portfolios is conducted either through the Company owning the Asset Portfolio alone or with co-investors. At September 30, 1995, the Company's weighted average investment in all Asset Portfolios in which it was a co-investor was 6% of the aggregate purchase price of such portfolios. Consistent with the Company's strategy of increasing its investment in Asset Portfolios in which it is a co-investor, the Company's weighted average investment in such Asset Portfolios purchased during the nine months ended September 30, 1995 was 20% of the aggregate purchase price. Asset Portfolios acquired solely by the Company have ranged up to $36.9 million (Face Value), whereas Asset Portfolios owned by the Company with co-investors have ranged up to $405.5 million (Face Value). The Company generally funds its share of any investment with a combination of borrowings under its existing credit lines and internal cash flow. Future Asset Portfolio purchases will depend on the availability of Asset Portfolios offered for sale, the availability of capital and the Company's ability to submit successful offers to purchase Asset Portfolios. As a result, Asset Portfolio purchases can vary significantly from quarter to quarter. The following table reflects the Company's total purchases (at cost) by fiscal quarter in Asset Portfolios over the past seven quarters:

                                                                   FOR THE QUARTER ENDED
                           -----------------------------------------------------------------------------------------------------
                            MARCH 31,     JUNE 30,     SEPTEMBER 30,  DECEMBER 31,     MARCH 31,      JUNE 30,     SEPTEMBER 30,
                              1994          1994           1994           1994           1995           1995           1995
                           -----------  -------------  -------------  -------------  -------------  -------------  -------------
                                                                      (IN THOUSANDS)
Wholly-owned by
 the Company (1).........   $   6,761     $   6,941      $      --      $  21,014      $  15,539      $  62,499      $  45,987
Owned by the Company with
 co-investors (2)........       5,125         8,948         11,306          7,900          6,294          8,480            325
                           -----------  -------------  -------------  -------------  -------------  -------------  -------------
    Total................   $  11,886     $  15,889      $  11,306      $  28,914      $  21,833      $  70,979      $  46,312
                           -----------  -------------  -------------  -------------  -------------  -------------  -------------
                           -----------  -------------  -------------  -------------  -------------  -------------  -------------

------------------------------
(1) Includes $3,497, $2,875 and $13,248 in the quarters ended June 30, 1994, June 30, 1995 and September 30, 1995, respectively, for purchases of asset-backed securities, but does not include any real estate assets.

(2) Includes $2,000, $1,601 and $4,000 of investments in securitized mortgage pools purchased in the quarters ended March 31, 1994, June 30, 1994 and December 31, 1994, respectively.

    Prior to making an offer to purchase an Asset Portfolio, the Company conducts an extensive investigation and evaluation of the individual loans comprising 95% to 100% of the aggregate Face Value of all the loans in the portfolio. This examination typically consists of analyzing the information made available by the Asset Portfolio seller (generally, the respective credit and collateral files for the loans), reviewing other relevant material that may be available (including tax and judgment records), and analyzing the underlying collateral (including conducting site inspections, obtaining value opinions from third parties and consulting with any of the Company's asset managers who have experience with the local market for such assets). The Company also reviews information on the local economy and real estate markets in the area in which the loan collateral is located. Because of its broad, nationwide experience in managing assets, the Company often is able to draw on its asset management
experience  in   the   specific  market   in   which  an   asset   is   located.

Unlike the original lender, the Company values Asset Portfolio loans based on the present value of estimated total cash flow from resolution, with the expectation that the loans will be resolved prior to scheduled maturity. The Company's policy is to not refinance or renew purchased loans or grant new credit.

    Asset   Portfolio  evaluations  are  conducted  almost  exclusively  by  the
Company's employees who specialize in analysis of non-performing and under-performing loans, often with further specialization based on geographic or collateral-specific factors. Most of these employees have previously served the Company (and some continue to serve) as asset managers with responsibility for resolving such loans. Their asset management experience aids these individuals, working together in teams, in making informed judgments about the status of each loan and the underlying collateral, the probable cash flows from the loan, the likely resolution of the loan and the time and expense required for such resolution. The Company's personnel document these evaluations in standardized Company formats.

    Upon completion of evaluation forms, the Company compiles a database of information about the loans in the Asset Portfolio. The primary focus of the database is the anticipated recovery amount, timing and cost of the resolution of the Asset Portfolio. Using its proprietary modeling system and loan information database, the Company then determines the amount it will offer. The offer is structured to achieve certain minimum rates of return. As of September 30, 1995, the Company had paid an average purchase price of 46% of the aggregate Face Value on all of its wholly-owned Asset Portfolios and an average purchase price of 56% of the aggregate Face Value on all of the Asset Portfolios owned by the Company with co-investors.

    When an Asset Portfolio is acquired (whether for the Company's own account or with co-investors), the Company assumes the management of the loans in the portfolio. Management includes responsibility both for servicing and for resolving such loans. The Company's asset managers are given the supporting due diligence information and projections relating to each newly-acquired loan for which the manager assumes management responsibility. Because asset managers are actively involved in the Asset Portfolio evaluation process, it is not unusual for an asset manager to be given management responsibility for the specific loans that the asset manager assisted in evaluating in the due diligence or pricing processes. The Company believes that by combining the resolution and evaluation activities, the Company achieves efficiency in loan resolution and accuracy in loan evaluations.

    Resolutions typically are accomplished through (i) negotiating with debtors a discounted payoff, which may be accomplished through a refinancing by the obligor with a lender other than the Company or (ii) foreclosure and sale of the collateral. The Company generally seeks consensual resolution of each loan, having found that a negotiated resolution usually maximizes the Company's or investor's rate of return. The Company resolves most assets within an Asset Portfolio within 18 months. The goal of the Company's asset resolution process is to maximize in a timely manner cash recovery on each loan in an Asset Portfolio.

    In evaluating Asset Portfolios, the Company takes into account concentrations of collateral located in specific regions of the United States and Canada. As of September 30, 1995, the geographic dispersion of each primary asset securing the loans in the Asset Portfolios in which the Company had invested (whether for its own account or with co-investors) was as follows:

                                                  FACE                    NUMBER OF
                                                  VALUE     % OF TOTAL     ASSETS      % OF TOTAL
                                                ---------  ------------  -----------  ------------
                                                              (DOLLARS IN MILLIONS)
Northeast.....................................  $   477.5        26.3%        1,228         42.9%
West..........................................      716.6        39.4           766         26.8
Southwest.....................................      200.7        11.1           434         15.1
Midwest.......................................      109.1         6.0            96          3.3
Southeast.....................................      260.3        14.3           220          7.7
Canada........................................       53.2         2.9           120          4.2
                                                ---------       -----         -----        -----
  Total.......................................  $ 1,817.4       100.0%        2,864        100.0%
                                                ---------       -----         -----        -----
                                                ---------       -----         -----        -----

    The Company invests in both Asset Portfolios composed of collateralized business loans and in Asset Portfolios composed of real estate collateralized loans. Asset Portfolios purchased by the Company alone have tended to be primarily composed of collateralized business loans, because many such Asset Portfolios are within the size range generally sought by the Company. Asset Portfolios composed primarily of real estate loans typically are larger and the Company's investments in such portfolios usually are made with co-investors. At September 30, 1995, the Company's total investment in wholly-owned Asset Portfolios aggregated $310.0 million (Face Value), which was composed of $223.3 million (Face Value) (72.0%) of collateralized business loans, $37.5 million (12.1%) of real estate loans, $44.0 million (14.2%) of asset-backed securities, and $5.2 million (1.7%) of real estate.

    In addition, as of September 30, 1995, the Asset Portfolios in which the Company had invested (whether for its own account or with co-investors) included approximately 2,900 individual assets. The Company has found that the market for smaller portfolios is less competitive, because larger Asset Portfolio buyers often elect not to consider these portfolios. In a recent industry trend, some Asset Portfolio sellers are soliciting bids on portfolios consisting of small groups of loans.

    ASSET MANAGEMENT AND RESOLUTION SERVICES. The Company provides asset management and resolution services to third parties pursuant to contracts with the owner of an Asset Portfolio or a purchaser (including a partnership, joint venture or other group in which the Company is a co-investor) of an Asset Portfolio. Management of Asset Portfolios includes both loan resolution and providing routine accounting services, monitoring collections of interest and principal (if any), confirming (or advancing) insurance premium and tax payments due on collateral, and generally overseeing and managing, if necessary, collateral condition and performance.

    Asset management and resolution contracts relating to Asset Portfolios managed by the Company for third parties have a finite duration, typically three to five years, and at September 30, 1995 covered Asset Portfolios that ranged up to $429.8 million (Face Value). These contracts generally provide for the payment of (i) a fixed annual management fee (generally between 50 and 75 basis points based on the Face Value or original purchase price of the loans) with revenues declining as assets under management decrease, (ii) a resolution fee (generally between 50 and 150 basis points based on the net cash collections on loans and assets) and (iii) a negotiated incentive fee for the successful resolution of loans or assets, which is earned after a predetermined rate of return for the portfolio owner or co-investor is achieved.

    As part of its third-party asset management and resolution business, the Company is aggressively pursuing contracts to serve as the designated Special Servicer for pools of securitized mortgages. After a loan within a securitized pool of performing loans becomes delinquent or non-performing, the Master Servicer or Primary Servicer of the pool will contractually transfer responsibility for resolution of that loan to the pool's designated Special Servicer. Special Servicers earn an annual fee (typically approximately 50 basis points of the Face Amount of the delinquent or non-performing loans subject to Special Servicing), plus a 75 to 100 basis points resolution fee based on the total cash flow from resolution of each such loan as it is received. As of September 30, 1995 (pro forma with EQS), the Company was the designated Special Servicer for securitized pools holding over $4.3 billion (Face Value) of loans, $772.2 million (Face Value) of which had been assigned to the Company for resolution in its capacity as Special Servicer.

    The Company believes that its willingness to purchase participating interests in the delinquent or non-performing portion of a securitized portfolio provides the Company a significant competitive advantage in pursuing Special Servicer contracts. The Company believes that acceptance of this risk is similar to its Asset Portfolio acquisition business, and that the risk is acceptable because the Company understands the loan valuations and will manage the loan resolutions.

MORTGAGE BANKING BUSINESS

    GENERAL. The Company performs a wide range of commercial mortgage banking services, including originating, underwriting, placement, selling and servicing of commercial real estate loans through its Holliday Fenoglio and ACC mortgage banking units. The Company also formed AMRESCO Residential Credit Corporation, a residential mortgage banking business, through which the Company purchases and securitizes portfolios composed of residential mortgages of borrowers who do not qualify for conventional loans and whose borrowing needs are not met by traditional financial institutions. For the nine month period ended September 30, 1995, $14.1 million (20%) of the Company's gross revenues were attributable to the Company's mortgage banking business.

    The Company believes that the real estate mortgage banking business offers significant growth opportunities. There are an estimated $1.0 trillion of commercial real estate mortgages outstanding and the Company estimates that $125.0 billion to $150.0 billion in commercial real estate mortgages are refinanced each year in addition to mortgage financing of new construction. Originations of loans for new construction projects are cyclical and are influenced by various factors including interest rates, general economic conditions and demand patterns in individual real estate markets. The commercial mortgage banking industry is fragmented, composed primarily of small local or regional firms. The Company anticipates that expensive technological demands, increasingly standardized underwriting requirements, more demanding borrowers and lenders, and the emergence of a market for securitized commercial real estate mortgage pools will likely push the commercial mortgage banking industry toward greater consolidation. The Company believes that well-capitalized, full service mortgage banking firms offering a variety of mortgage banking and loan management services nationwide will emerge from this consolidation. The Company's objective is to improve its position as a major nationwide full service mortgage banker to the commercial real estate industry. The Company intends to achieve this goal through the internal development of its mortgage banking group and through strategic acquisitions of mortgage bankers which either serve key real estate markets in the United States or provide niche or specialized services that enhance the Company's product line.

    COMMERCIAL MORTGAGE BANKING BUSINESS. As a leading full service commercial mortgage broker and banker with offices in key markets throughout the United States, the Company provides a wide range of real estate capital markets services to owners and developers of the full range of commercial real estate properties. The typical consumers of commercial real estate mortgage banking services are both real estate developers and owners (as borrowers) and investor/lenders (as funding sources). Due to the more specialized nature of commercial mortgage lending and the smaller universe of lenders serving this market (in each case relative to the residential mortgage market), borrowers rely on commercial mortgage brokers and bankers to find competitive lenders, and these lenders (particularly insurance companies and pension plans, which do not generally have origination staffs located in multiple branches) rely on mortgage brokers and bankers to source potential borrowers. Lenders generally include banks, pension funds and insurance companies. In originating loans, Holliday Fenoglio and ACC each work closely with both the borrower and potential lenders from the time a loan prospect is first contacted, through the application and proposal process, and throughout the documentation of the loan to final funding. Holliday Fenoglio and ACC each typically perform extensive due diligence and market analysis for the lenders in this process.

    Holliday Fenoglio was one of the largest commercial mortgage bankers in the United States in 1994 (based on origination volume) and primarily serves commercial real estate developers and owners by originating commercial real estate loans. Holliday Fenoglio primarily targets developers and owners of higher-quality commercial and multi-family real estate properties. Holliday Fenoglio originates prospective borrowers through its own commission-based mortgage bankers in its offices located in Atlanta, Boca Raton, Buffalo, Dallas, Houston, New York City and Orlando. The loans originated by Holliday Fenoglio generally are funded by institutional lenders, primarily insurance companies, with Holliday Fenoglio retaining the Primary Servicer rights on approximately 20% of such loans. The Company believes that Holliday Fenoglio's relationship and credibility with the institutional lender network provide the Company a competitive advantage in the commercial mortgage banking industry.

    ACC, which originated approximately $260.7 million of commercial real estate mortgages during the nine months ended September 30, 1995, is a mortgage banker that originates and underwrites commercial real estate loans that are funded primarily by Conduit Purchasers rather than by institutional lenders such as insurance companies. ACC, therefore, makes certain representations and warranties concerning the loans it originates. These representations cover such matters as title to the property, lien priority, environmental reviews and certain other matters. ACC primarily targets originators of commercial mortgage loans for commercial real estate properties that are suitable for sale to Conduit Purchasers accumulating loans for securitization programs directly through ACC's offices located in Dallas, Miami and Washington, D.C., as well as through a network of approximately 20 independent mortgage brokers located throughout the United States. ACC recently established a relationship with the 22 office commercial real estate finance unit of a major insurance company whereby the insurance company has agreed to refer prospective borrowers to the Company in instances where the prospective loan does not meet the insurer's requirements (typically borrowers for medium-quality commercial properties). Since ACC commenced underwriting activities and through September 30, 1995, Holliday Fenoglio originated approximately 31% of the loans underwritten by ACC, with Holliday Fenoglio and ACC each receiving fees for their respective services.

    The Company believes that through ACC, the Company has certain additional significant advantages in the mortgage banking marketplace. First, through its relationships with certain institutional investors, the Company is able to underwrite and sell commercial mortgage loans, particularly in instances where the borrower needs relatively quick access to funding for a particular project. Through a warehouse credit facility arranged in early 1995, the Company is able to underwrite and fund a loan and hold that loan for resale to a buyer. Second, because of the Company's extensive experience in real estate markets, the Company believes it can carefully evaluate the risks of such underwriting transactions in order to minimize financial exposure to the Company in underwriting and/or warehousing a loan.

    In July 1995, the Company, through ACC, acquired CKSRS, whose primary business is the origination, sale to Freddie Mac and servicing of multi-family apartment mortgages in the state of Florida. Through CKSRS, the Company became a member of the Freddie Mac multi-family seller/servicer program in Florida. Through this acquisition, the Company will obtain access to a significant source of funding for multi-family mortgages. The Company intends to expand its Freddie Mac authorization to operate in other states. The Company through ACC has been approved by Fannie Mae to participate in its DUS program. The Company expects Freddie Mac and Fannie Mae loan originations to become a significant part of its mortgage banking activities. Holliday Fenoglio is expected to be a significant source of such loan originations. See "Recent Developments -- Acquisition of CKSRS."

    The Company generally earns a fee of between 75 and 100 basis points of the loan amount for originated or underwritten loans, plus certain additional processing fees. From time to time, the Company also originates non-traditional financing involving hybrid forms of debt, equity participations and other creative financing structures. Fees for equity or joint venture structures are typically higher. The table that follows reflects the loan origination activity and loan origination and underwriting fee revenue for the nine months ended September 30, 1995:

Origination:
  Dollar volume...................................................   $1,585.0
  Number of loans.................................................        255
Origination and underwriting fees earned..........................      $12.2
Number of offices.................................................         10

    After the evaluation of a loan prospect and the project financing needs, and depending upon the type of property involved and its location, the Company approaches institutional lenders that the Company believes would be interested in funding the loan. The Company has established relationships with over 200 institutional lenders that include insurance companies, pension plans and Conduit Purchasers. In 1994, the Company placed 289 loans with over 80 different lenders. Twenty-six institutional lenders have retained the Company as their respective exclusive or semi-exclusive loan originator in selected cities and regions.

    COMMERCIAL LOAN  SERVICING  BUSINESS.    The Company  serves  as  a  Primary
Servicer for whole loans and as a Master Servicer for securitized pools of commercial mortgages. For the nine months ended September 30, 1995, $1.9 million (2.7%) of the Company's gross revenues were generated by its loan servicing business (excluding Special Servicing). See "-- Asset Acquisition and Resolution Business -- Asset Management and Resolution Services." The dominant users of loan servicers are mortgage-backed bond trusts and similar securitized asset-backed loan portfolios made up of numerous passive investors. Other lenders often contract with the originating mortgage banker or other third-party servicer to manage collection, accounting and other activities with respect to the loan. The revenue stream from servicing contracts on commercial mortgages is relatively predictable as prepayment penalties in commercial mortgages discourage early loan payoffs, a risk that is more significant to servicers of residential mortgage portfolios.

    Primary Servicing involves collecting monthly mortgage payments, maintaining escrow accounts for the payment of ad valorem taxes and insurance premiums on behalf of borrowers, remitting payments of principal and interest promptly to investors in the underlying mortgages, reporting to those investors on financial transactions related to such mortgages, and generally administering the loans. The Primary Servicer also must cause properties to be inspected periodically, determine the adequacy of insurance coverage on each property, monitor delinquent accounts for payment, and, in cases of extreme delinquency, institute and complete either appropriate forbearance arrangements or foreclosure proceedings on behalf of investors. Primary Servicers are typically paid an annual fee ranging between 6 and 20 basis points of Face Value of the loans under management. At September 30, 1995, the Company's Primary Servicing portfolio totaled approximately $3.0 billion (Face Value).

    Master Servicing involves providing administrative and reporting services to securitized pools of mortgage-backed securities. Typically, mortgages underlying mortgage-backed securities are serviced by a number of Primary Servicers. Under most master servicing arrangements, the Primary Servicers retain principal responsibility for administering the mortgage loans and the Master Servicer acts as an intermediary in overseeing the work of the Primary Servicers, monitoring their compliance with the issuer's standards, and consolidating their respective periodic accounting reports for transmission to the issuer of the related securities. The Company occasionally is designated as the full servicer for a pool of mortgages, in which case the Company acts as Master, Primary and Special Servicer for the pool. Master Servicers are typically paid an annual fee ranging between 4 and 10 basis points of Face Value of the loans under management. The average life of these securitized pools is expected to be approximately eight years. At September 30, 1995, the Company's Master Servicing portfolio totaled approximately $117.0 million (Face Value).

    The market for servicing performing loan pools constitutes a much larger potential market than the market for servicing non-performing and under-performing assets. The Company believes that by gaining access to these pools in a servicer capacity, opportunities exist for the Company to originate loan refinancings as outstanding loans mature. In addition, the Company's ability to also act as Special Servicer is a competitive advantage. The Company, therefore, has targeted the market for performing loan management services as a growth area for the Company. The Company has previously participated in this market as a Primary Servicer of commercial real estate loans for loans originated by the Company's mortgage banking unit and for loans owned by investor clients.

    On October 27, 1995, the Company acquired a substantial portion of the assets of EQS, consisting exclusively of EQS' third-party loan pool servicing contracts. See "Recent Developments." Management estimates that at September 30, 1995, EQS was Master Servicer on approximately $5.9 billion (Face Value), including approximately $1.6 billion (Face Value) as full servicer, in loans under the servicing contracts purchased in the EQS Acquisition.

    RESIDENTIAL MORTGAGE SECURITIZATION. Through AMRESCO Residential, the Company purchases (in bulk from independent originators), warehouses, and securitizes or may sell portfolios of residential mortgages of borrowers who do not qualify for conventional loans and whose borrowing needs are not met by traditional financial institutions. Such borrowers may not satisfy the more rigid underwriting standards of the traditional residential mortgage lending market for a number of reasons, such as blemished credit histories (from past loan delinquencies or bankruptcy), inability to provide income verification data, or lack of established credit history. Because this market is underserved by traditional lenders, credit is less available, there is less competition, and interest rates are higher than for higher credit quality mortgage borrowers. The Company believes that the higher risk-adjusted profit opportunities offered by this market are attractive. As of December 31, 1995, AMRESCO Residential held mortgage portfolios aggregating approximately $142.7 million, which (together with mortages purchased after December 31, 1995) were securitized on January 26, 1996.

    The Company intends to securitize loans through the sale of mortgage-backed securities in the public capital markets. The Company will seek to utilize securitization structures that minimize the Company's capital requirements, while still providing income to the Company. For example, the Company may sell certificates for senior interests in a securitization, but retain subordinated and/or interest-only certificates. The Company then would have limited capital at risk, but would retain a portion of the cash flow from the securitization. The Company also may seek to place bundled residential mortgages through private securitization transactions such as joint ventures with insurance companies and pension funds.

    To lead the Company's entry into this market, the Company recently hired an experienced team of individuals from a major national consumer finance company. This group managed their former employer's comparable residential mortgage business. This group has estimated that between 1991 and 1995, it managed the acquisition of over $2.0 billion of mortgage assets.

PENSION ADVISORY SERVICES

    The Company believes that a market exists for quality real estate advisory services to pension plans and other institutional investors in commercial real estate. The Company believes that through the targeted hiring of high quality personnel with proven track records and the purchase of advisory contracts from other advisors, the Company can become a major provider of real estate advisory services to institutional real estate investors such as pension plans. The Company's acquisition of substantially all of the advisory contracts and the hiring of pension advisory personnel of Acacia is the first step in the implementation of this strategy. See "Recent Developments." Acacia principally provides real estate investment advice to various institutional investors (primarily pension funds) seeking to invest a portion of their funds in real estate. The investors establish certain investment parameters with Acacia (E.G., amount of funds available for investment, type of property, geographic mix, form of investment (loan, partnership, direct ownership), target rate of return and investment term). Acacia then seeks investment opportunities it believes meet the investors' parameters. The investors exercise varying degrees of control over Acacia's investment decisions. Depending on the amount of discretion granted by the client, Acacia also will make a recommendation, or the final decision, concerning whether to sell a particular property and will direct the work necessary to complete the sale. Although Acacia is paid acquisition and disposition fees by some of its clients, its principal source of revenue is asset management fees, which are based on the cash flow of the investments under management or are negotiated at the time of the client's investment in a property.

COMPETITION

    The Company's competition varies by business line and geographic market. Generally, competition within each of the business lines within which the Company competes is fragmented, with national, local and regional competitors, none of which dominates a particular business line. Certain of the Company's competitors within each of its business lines are larger and have greater financial resources than the Company.

LEGAL PROCEEDINGS

    The Company  is involved  from time  to time  in various  legal  proceedings arising in the ordinary course of business. In connection with the Company's loan servicing, asset management and resolution activities, the Company generally is indemnified by the party on whose behalf the Company is acting. The Company also maintains insurance that management believes is adequate for the Company's operations. None of the matters in which the Company is currently involved, either individually or in the aggregate (and after consideration of available indemnities and insurance), is expected to have a material adverse effect on the Company's business or financial condition.

EMPLOYEES

    At December 31, 1995, the Company and its subsidiaries employed 810 employees. Approximately 357 persons are employed in the Company's asset management and resolution group, 300 persons are employed in the Company's commercial real estate mortgage banking and services group, 9 persons are employed in its residential mortgage group, 21 persons are employed in its pension advisory services business, and 123 persons work in general corporate administration. The Company believes that its employee relations are generally good.

PROPERTIES

    The Company leases approximately 65,000 square feet in the Woodall Rodgers Tower in Dallas, Texas for its centralized corporate functions including executive, business development and marketing, accounting, legal, human resources and support. The lease provides for annual rent of $693,000 and has an initial termination date of August 14, 1997. The Company also leases approximately 197,000 square feet of space for an operations office and branch offices pursuant to leases with varying terms.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Set forth below are the names, ages, and a brief account of the business experience of each person who is a director or executive officer of the Company.

                                                   POSITION WITH THE COMPANY AND PRINCIPAL
        NAME (AGE)                                  OCCUPATION DURING THE PAST FIVE YEARS
--------------------------  --------------------------------------------------------------------------------------
Robert L. Adair III         Mr. Adair serves  as director, President  and Chief Operating  Officer of the  Company
        (52)                (since  December 1993).  Mr. Adair previously  served as Executive  Vice President and director of BEI (1989 to December 1993). His term as a director expires in 1997.

L. Keith Blackwell          Mr. Blackwell serves as  General Counsel and Secretary  of the Company (since  January
        (54)                1994)  and previously  served as General  Counsel and Secretary  of Holdings (December
                            1993). Mr. Blackwell previously was an  investor and consultant (May 1992 to  December
                            1993)  and served as Executive Vice President,  General Counsel and Secretary of First
                            Gibraltar Bank, FSB (December 1988 to May 1992).

Randolph E. Brown           Mr. Brown serves as Senior  Vice President -- Commercial  Group of the Company  (since
        (35)                June  1995).  Mr. Brown  previously  served as  Director  -- Business  Development and
                            Acquisitions of  the Company  (1993 to  June 1995),  Director, Department  Manager  of
                            NationsBank  of Texas (1991 to 1993) and  Senior Vice President, Department Manager of
                            NationsBank of Texas (1990 to 1991).

James P. Cotton, Jr.        Mr. Cotton serves as a director of the Company (since December 1993). His term expires
        (56)                in 1998.  Mr. Cotton  previously served  as  Chairman of  the Board  of BEI  (1986  to
                            December  1993). Mr. Cotton also  serves as Chairman of  the Board and Chief Executive
                            Officer of  USBA Holdings,  Ltd., a  provider of  products and  services to  financial institutions (since 1990).

Richard L. Cravey           Mr.  Cravey serves as a director of the  Company. His term expires in 1996. Mr. Cravey
        (51)                previously served  in  the  following  positions: Chairman  of  the  Board  and  Chief
                            Executive Officer of the Company (December 1993 to May 1994) and Chairman of the Board
                            of  Holdings (1992 to December  1993). Mr. Cravey also  holds the following positions:
                            Founder and Managing Director of Cravey,  Green & Wahlen Incorporated, a private  risk capital  investment  firm  (since  1985),  its  investment  management  affiliate, CGW
                            Southeast Management Company (since  1991) and its affiliates,  CGW Southeast I,  Inc.
                            (the  general partner of  CGW Southeast Partners  I, L.P.) and  CGW Southeast II, Inc.
                            (the general partner  of CGW Southeast  Partners II, L.P.)  (since 1991); Director  of
                            Commercial Bancorp of Georgia (since 1988); Director of Commercial Bancorp of Gwinnett
                            (since  1990); and  Director of  Cameron Ashley Inc.,  a national  distributor of home building products (since 1994).

Barry L. Edwards            Mr. Edwards serves  as Executive  Vice President and  Chief Financial  Officer of  the
        (48)                Company  (since November  1994). Mr. Edwards  previously served as  Vice President and
                            Treasurer of  Liberty Corporation,  an  insurance holding  company (1979  to  November
                            1994).

Gerald E. Eickhoff          Mr.  Eickhoff serves  as a  director of  the Company.  His term  expires in  1996. Mr.
        (49)                Eickhoff also is  a private investor  (since December 1993).  He previously served  as
                            President, Chief Executive Officer and director of BEI (1986 to December 1993).

                                                   POSITION WITH THE COMPANY AND PRINCIPAL
        NAME (AGE)                                  OCCUPATION DURING THE PAST FIVE YEARS
--------------------------  --------------------------------------------------------------------------------------
William S. Green            Mr.  Green serves as a director of the Company (since December 1993). His term expires
        (53)                in 1998. Mr. Green  also holds the following  positions: Managing Director of  Cravey,
                            Green  & Wahlen Incorporated, a private risk capital investment firm (since 1985), its investment management affiliate, CGW Southeast Management Company (since 1991) and its affiliates, CGW Southeast I,  Inc. (the general partner  of CGW Southeast Partners  I,
                            L.P.)  (since 1991) and CGW  Southeast II, Inc. (the  general partner of CGW Southeast
                            Partners  II,  L.P.)  (since  1991);  Director  of  DENTSPLY  International,  Inc.,  a
                            manufacturer  of dental supplies,  dental equipment and  medical x-ray products (since
                            1987); and Director of  Cameron Ashley Inc., a  national distributor of home  building products (since 1994).

Harold E. Holliday, Jr.     Mr.  Holliday serves as Chairman of the  Board and Chief Executive Officer of Holliday
        (48)                Fenoglio (since August 1994). Mr. Holliday previously served as President of Holliday,
                            Fenoglio, Dockerty &  Gibson, Inc.,  a mortgage banking  company (for  more than  five years prior to August 1994).

Amy J. Jorgensen            Ms.  Jorgensen serves  as a  director of the  Company. Her  term expires  in 1998. Ms.
        (42)                Jorgensen also  serves  as  Managing  Director of  Greenbriar  Associates  LLC,  which provides advice and executes transactions relating to real estate assets and companies
                            (since 1995). Ms. Jorgensen previously served as President of the Jorgensen Company, a consultant  for real estate strategy and finance (April 1992 to September 1995) and as
                            Managing Director in the Real Estate  Department of Morgan Stanley & Co.  Incorporated
                            (1986 to February 1992).

Ronald B. Kirkland          Mr.  Kirkland  serves as  Vice  President (since  January  1994) and  Chief Accounting
        (51)                Officer (since  January  1995) of  the  Company.  Mr. Kirkland  previously  served  as
                            Controller  of the Company (December 1993 to January 1995) and Holdings (December 1992
                            to December 1993) and  as Senior Vice  President and Controller  of the Special  Asset
                            Division of NationsBank of Texas (August 1988 to December 1992).

Robert H. Lutz, Jr.         Mr.  Lutz serves as Chairman  of the Board and Chief  Executive Officer of the Company
        (46)                (since May 1994). Mr. Lutz previously served as President of Allegiance Realty, a real estate management company  (November 1991 to  May 1994); Executive  Vice President  of
                            Cousins  Properties  (February 1990  to October  1991); and  President or  Senior Vice
                            President of  The Landmark  Group (1980  to February  1990). His  term as  a  director expires in 1996.

Michael N. Maberry          Mr.  Maberry serves as President of ACC (since April 1994). Mr. Maberry previously was
        (52)                a Shareholder of  the law  firm of  Winstead, Secrest &  Minick (April  1989 to  April
                            1994).

                                                   POSITION WITH THE COMPANY AND PRINCIPAL
        NAME (AGE)                                  OCCUPATION DURING THE PAST FIVE YEARS
--------------------------  --------------------------------------------------------------------------------------
John J. McDonough           Mr.  McDonough serves  as a  director of the  Company. His  term expires  in 1997. Mr.
        (59)                McDonough also serves or  has served in the  following positions: President and  Chief
                            Executive  Officer  of McDonough  Capital  Company LLC,  a  company through  which Mr.
                            McDonough conducts personal and family investments (since February 1995); Chairman  of the  Board of SoftNet  Systems, Inc., a  company that develops,  markets, installs and services information and document management systems (since June 1995); Vice  Chairman
                            (since  1993)  and  Chief  Executive  Officer  (1993  to  February  1995)  of DENTSPLY
                            International, Inc., a manufacturer of  dental supplies, dental equipment and  medical
                            x-ray  products; Chairman of the Board (1992  to 1993), Director (1983 to 1992), Chief
                            Executive Officer (1983  to 1993),  President (1983 to  1991) and  Treasurer (1983  to
                            1989)  of GENDEX  Corporation, a  manufacturer of  dental equipment  and medical x-ray products, which merged with DENTSPLY in June 1993; and Senior Vice President,  Finance
                            (1981   to  1983)  and  Director  (since  1992)  of  Newell  Co.,  a  New  York  Stock
                            Exchange-listed  manufacturer  of  products   for  the  do-it-yourself  hardware   and
                            housewares market.

Scott J. Reading            Mr.  Reading  serves as  President of  AMRESCO  Residential Credit  Corporation (since
        (51)                August 1995).  Mr.  Reading  previously  served  as  Managing  Director  of  Household
                            Financial  Services, Inc., a division of  Household International, Inc., a diversified financial services company (June  1991 to August 1995),  and Senior Vice President  --
                            Human   Resources  of  Household  Finance   Corporation,  a  subsidiary  of  Household
                            International, Inc., for more than one year prior thereto.

Bruce W. Schnitzer          Mr. Schnitzer serves  as a  director of  the Company. His  term expires  in 1997.  Mr.
        (51)                Schnitzer  previously served as  Vice Chairman of  the Board of  BEI (1986 to December
                            1993). Mr. Schnitzer  also serves  as Chairman of  Wand Partners  Inc., an  investment advisory company (since 1987); Director of Life Partners Group, Inc., a life insurance holding  company (since 1990);  and Director of Penncorp  Financial Group, Inc. (since
                            1990).

Douglas R. Urquhart         Mr. Urquhart  serves  as  Senior Vice  President  --  Real Estate  Group  or  Business
        (50)                Development (since June 1995). Mr. Urquhart previously served as Senior Vice President
                            -- Portfolio Acquisitions of the Company (January 1994 to June 1995); President of BEI
                            Real  Estate Services, Inc.  and BEI Management,  Inc., a subsidiary  of BEI (December
                            1992 to January 1994); and President of BEI Asset Managers, Inc., a subsidiary of  BEI
                            (January 1989 to January 1994).

                            DESCRIPTION OF THE NOTES

    The Notes are to be issued under the Indenture, dated as of January 15, 1996, between the Company and Bank One, Columbus, N.A., as trustee (the "Trustee"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Indenture (including the definition of certain terms in the Indenture), the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Wherever particular provisions and definitions of the Indenture are referred to, such provisions and definitions are incorporated by reference as part of the statements made, and the statements are qualified in their entirety by such reference. Article and Section references are to Articles and Sections of the Indenture.

GENERAL

    The Notes offered by this Prospectus will be limited to $50.0 million aggregate principal amount, plus up to an additional $7.5 million aggregate principal amount if the Underwriters' over-allotment option is exercised in full. The Notes will be issued in global or registered form only, without coupons, in denominations of $1,000 and any integral multiple thereof. Interest on the Notes will accrue from the date of original issuance and will be payable on the 15th day of each month, commencing March 15, 1996, at the rate per annum stated on the cover page of this Prospectus. Interest will be payable to the person in whose name the Note is registered at the close of business on the 10th day of the month of such Interest Payment Date. (Sections 201, 202, 301, 302, 307, 308 and 311) The Notes will mature on January 15, 2003, unless redeemed earlier at the option of the Company or repaid earlier upon the death of a Holder or upon the exercise of the conditional repayment option, each as set forth below. Except as set forth below under "-- Repayment Option Upon Death" and "-- Conditional Repayment Option," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes. See "-- Redemption at Option of the Company," "-- Repayment Option Upon Death" and "-- Conditional Repayment Option."

    Principal and interest will be payable at an office or agency to be maintained by the Company in New York, New York and Columbus, Ohio, except that, at the option of the Company, interest may be paid by check mailed to the person entitled thereto. (Sections 301, 307 and 1002) The Notes may be presented for registration of transfer or exchange at an office or agency to be maintained by the Company in New York, New York and Columbus, Ohio. (Section 305) The Notes will be exchangeable without service charge but the Company may require payment to cover taxes or other government charges. (Section 305) The Notes will not be secured by the assets of the Company or any of its subsidiaries or Affiliates or otherwise. In addition, the rights of the Company to participate in any distribution of assets of any subsidiary, including Holliday Fenoglio, ACC, AMRESCO Advisors, Inc. (a subsidiary of the Company formed in connection with the Acacia Acquisition) and AMRESCO Residential, upon its liquidation or reorganization or otherwise (and thus the ability of the Holders of the Notes to benefit indirectly from such distribution) are subject to the prior claims of creditors of the subsidiary.

    So long as the Company is a reporting company under the Exchange Act, the Company will furnish to Holders of the Notes annual reports of the Company containing audited consolidated financial statements and interim reports with unaudited consolidated summary financial data on a quarterly basis. If the Company ceases to be a reporting company under the Exchange Act, the Company will furnish to Holders of the Notes annual audited consolidated financial statements and quarterly unaudited consolidated summary financial statements. (Section 704)

REDEMPTION AT OPTION OF THE COMPANY

    The Notes may not be redeemed prior to January 15, 2001. The Notes are subject to redemption at 100% of the principal amount thereof plus accrued interest, at the option of the Company in whole at any time or in part from time to time, commencing on January 15, 2001, upon not less than 30 nor more than 60 days' notice mailed to the registered Holders thereof. The redemption price will be paid with interest accrued to the date fixed for redemption. If the Company elects to redeem less than all of the Notes, the Trustee will select which Notes to redeem by lot or such other method as it shall deem fair and appropriate, including the selection for redemption of a portion of the principal amount of any Note but not less than $1,000. On and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption. (Article Eleven)

REPAYMENT OPTION UPON DEATH

    Upon the death of any Holder of Notes, the Company will purchase such Holder's Notes on request, if (i) the Notes have been registered in the Holder's name since their date of issuance or for a period of six months prior to the date of such Holder's death, whichever is less, (ii) the redemption payments with respect to such Holder's Notes will not exceed $30,000 in principal amount in any calendar year, (iii) the Company will not, after giving effect to such payment, have made redemption payments on Notes of deceased Holders in an aggregate amount exceeding $300,000 in principal amount in any twelve month period (if such aggregate principal amount exceeds $300,000, then the Trustee will repay such Notes up to $300,000 in principal amount in the order in which such requests for repayment were received), (iv) either the Company or the Trustee has been notified in writing of the request for redemption within one year after the Holder's death, and if less than all of such Holder's Notes are redeemed pursuant to such initial request, either the Company or the Trustee has been notified in writing of subsequent requests for redemption of additional Notes of such Holder within one year after any such preceding notice, (v) the Company is not, after giving effect to such payment, in default under any Senior Indebtedness, and (vi) the Company is not subject to any law, regulation, agreement or administrative directive preventing such repayment. Notes for which such repayment is requested shall, subject to the limitations described above, be repaid at 100% of the principal amount thereof, together with interest accrued to the repayment date, within 30 days following receipt by the Company of the following: (i) a written request for payment signed by a duly authorized representative of the Holder, which shall indicate the name of the deceased Holder, the date of death of the deceased Holder and the principal amount of Notes to be repaid, (ii) the certificates representing the Notes to be repaid and (iii) evidence satisfactory to the Company and the Trustee of the death of the Holder and evidence of authority of the representative to the extent required by the Trustee. Authorized representatives of a Holder shall include executors, administrators or other legal representatives of an estate, trustees of a trust, joint owners of Notes owned in joint tenancy or tenancy by the entirety, custodians, conservators, guardians, attorneys-in-fact and other persons generally recognized as having legal authority to act on behalf of others. (Section 1201)

    The death of a person owning a Note in joint tenancy or tenancy by the entirety with another or others shall be deemed the death of the Holder of the Note, and the entire principal amount of the Note so held shall be subject to repayment, together with interest accrued thereon to the repayment date. The death of a person owning a Note by tenancy in common shall be deemed the death of a Holder of a Note only with respect to the deceased Holder's interest in the Note so held by tenancy in common; except that in the event a Note is held by husband and wife as tenants in common, the death of either shall be deemed the death of the Holder of the Note, and the entire principal amount of the Note so held shall be subject to repayment. The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interests of ownership of a Note, will be deemed the death of the Holder thereof for purposes of this provision, regardless of the registered Holder, if such beneficial interest can be established to the satisfaction of the Trustee. Such beneficial interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers (or Gifts) to Minors Act, community property or other joint ownership arrangements between a husband and wife and trust arrangements where one person has substantially all of the beneficial ownership interests in the Note during his or her lifetime. (Section 1201)

CONDITIONAL REPAYMENT OPTION

    The Indenture provides that each Holder shall have the right to require the Company to repurchase the Notes at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest, upon the occurrence of any event requiring that the Company repurchase, or make an offer to repurchase, any Subordinated Indebtedness other than the Notes. In the event such a requirement is effected with respect to Junior Indebtedness, the Holders of the Notes requiring the Company to repurchase Notes must be paid in full prior to any payment to the holders of Junior Indebtedness. In the event such a requirement is effected with respect to Subordinated Indebtedness that is pari passu with the Notes, the Holders of the Notes requiring the Company to repurchase Notes must be paid concurrently with the holders of the pari passu

Subordinated Indebtedness. The Convertible Subordinated Debenture Indenture contains such a repurchase requirement (i) in the event of any Fundamental Change (as defined in the Convertible Subordinated Debenture Indenture) or (ii) if the Company's Net Worth (as defined in the Convertible Subordinated Debenture Indenture) at the end of each of any two consecutive fiscal quarters is less than the Minimum Net Worth (defined in the Convertible Subordinated Debenture Indenture as approximately $141.0 million (which includes the net proceeds to the Company from the Common Stock Offering) plus the net proceeds to the Company from any other offering of Common Stock by the Company subsequent to the date hereof). See "-- Convertible Subordinated Debentures." (Article Fourteen)

SUBORDINATION

    The Notes are subordinated, in the manner and to the extent hereinafter described to the prior payment of all "Senior Indebtedness" of the Company. Senior Indebtedness is defined as any Indebtedness for Money Borrowed (see "Covenants -- Restrictions on Additional Indebtedness and Interest Coverage Ratio") whether outstanding on the date of execution of the Indenture or thereafter created or incurred, unless it is provided in the appropriate instrument that such Indebtedness for Money Borrowed is subordinated to any other Indebtedness for Money Borrowed. (Sections 101 and 1301) Indebtedness for Money Borrowed is defined in the Indenture as any of the following obligations of the Company or any subsidiary which by its terms matures at or is extendable or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than 360 days after the date of the creation or incurrence of such obligation: (i) any obligations, contingent or otherwise, for borrowed money or for the deferred purchase price of property, assets, securities or services (including, without limitation, any interest accruing subsequent to an event of default), (ii) all obligations (including the Notes) evidenced by bonds, notes, debentures or other similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), except any such obligation that constitutes a trade payable and an accrued liability arising in the ordinary course of business, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet prepared in accordance with generally accepted accounting principles, (iv) all Capitalized Lease Obligations, (v) liabilities of the Company actually due and payable under banker's acceptances or letters of credit, (vi) all indebtedness of the type referred to in clause (i), (ii), (iii), (iv) and (v) above secured by (or for which the holder of such indebtedness has an existing right, content or otherwise, to be secured by) any lien upon or security interest in property of the Company or any subsidiary (including, without limitation, accounts and contract rights), even though the Company or any subsidiary has not assumed or become liable for the payment of such indebtedness and (vii) any guarantee or endorsement (other than for collection or deposit in the ordinary course of business) or discount with recourse of, or other agreement, contingent or otherwise, to purchase, repurchase, or otherwise acquire, to supply, or advance funds or become liable with respect to, any indebtedness or any obligation of the type referred to in any of the foregoing clauses (i) through (vi), regardless of whether such obligation would appear on a balance sheet. As of December 31, 1995, the Company and its subsidiaries had an aggregate of $281.0 million in outstanding Senior Indebtedness and an aggregate of $326.0 million in Indebtedness for Money Borrowed (in each case, including $135.6 million of borrowings under a mortgage warehouse facility that were repaid on January 26,
1996).

    The Indenture contains certain standstill provisions, which provide that no payments of principal of, or interest on, the Notes may be made and no Notes may be accelerated if at the time thereof the Trustee has received a written notice (a "Default Notice") from the holder or holders of not less than 51% in principal amount of the outstanding Senior Indebtedness or any agent therefor (a "Senior Agent") specifying that an event of default (a "Senior Event of Default") under any Senior Indebtedness has occurred. Such standstill provisions remain in effect until the first to occur of the following: (i) the Senior Event of Default is cured, (ii) the Senior Event of Default is waived by the holders of such Senior Indebtedness or the Senior Agent or (iii) the expiration of 180 days after the date the Default Notice is received by the Trustee if the maturity of such Senior Indebtedness has not been accelerated at such time. Upon a distribution of assets, dissolution, winding up, total liquidation or reorganization of the Company, all Senior Indebtedness must be paid in full before any payment of principal or interest on the Notes can be made. (Section 1301) Any subordination will not prevent the occurrence of an "Event of Default" (as defined below) under the Indenture.

    By reason of the subordination of the Notes, in the event of liquidation of the Company, the Holders of the Notes will not receive payment until the Holders of Senior Indebtedness have been satisfied and in such event Holders of Senior Indebtedness may recover more than Holders of the Notes. Senior Indebtedness may also be issued or incurred in the future, subject only to certain limitations on the ratio of Senior Recourse Indebtedness to Consolidated Capitalization. See "-- Covenants -- Restrictions on Additional Indebtedness and Interest Coverage Ratio."

COVENANTS

    The Indenture will contain a number of covenants relating to the Company and its operations, including the following:

    RESTRICTIONS ON ADDITIONAL INDEBTEDNESS AND INTEREST COVERAGE RATIO. The Indenture limits the amount of Indebtedness for Money Borrowed of the Company on a consolidated basis and contains a minimum Interest Coverage Ratio. The Company may not create, incur, assume, guarantee or otherwise be liable for any Indebtedness for Money Borrowed if, immediately after giving effect thereto: (i) the aggregate amount of the Senior Recourse Indebtedness outstanding would exceed 450% of the Company's Consolidated Capitalization or (ii) the aggregate amount of Subordinated Indebtedness outstanding would exceed 100% of the Company's Consolidated Net Worth. In addition, the Company may not permit the Interest Coverage Ratio to be less than 1.25 to 1. "Consolidated Capitalization" is defined as the sum of the Company's Subordinated Indebtedness plus its Consolidated Net Worth. "Subordinated Indebtedness" is defined as all Indebtedness for Money Borrowed except Senior Indebtedness (including the Notes, any indebtedness issued on a pari passu basis with the Notes and any Junior Indebtedness). "Junior Indebtedness" is defined as any Indebtedness for Money Borrowed of the Company, whether outstanding on the date of execution of the Indenture or thereafter created, incurred, assumed or guaranteed, if, in the instrument creating or evidencing such Indebtedness for Money Borrowed or pursuant to which such Indebtedness for Money Borrowed is outstanding, it is provided that (i) such indebtedness is junior in right of payment to the Notes,
(ii) no payments with respect to such indebtedness may be made at any time that an Event of Default shall have occurred and be continuing and (iii) no payments other than the payment of interest may be made with respect to such indebtedness at any time the Notes are outstanding. "Consolidated Net Worth" is defined as the excess, as determined in accordance with generally accepted accounting principles, after appropriate deduction for minority interests in the net worth of consolidated subsidiaries, of the Company's assets over its liabilities. (Sections 101 and 1007) "Senior Recourse Indebtedness" is defined as Senior Indebtedness minus any Indebtedness for Money Borrowed of the Company or any of its subsidiaries that is (A)(i) specifically advanced to finance the acquisition of assets classified on the Company's balance sheet as "assets held for sale" and (ii) either (a) secured by the assets to which such indebtedness relates without recourse to the Company or any of its subsidiaries or (b) issued under a loan agreement that requires each advance to be repaid upon sale of the assets to which such advance relates within no more than one year from the date of such advance or (B) advanced to a subsidiary or group of subsidiaries formed for the sole purpose of acquiring or holding a portfolio of assets (i) against which a loan is obtained that is made without recourse to, and with no cross-collateralization against the assets of, the Company or any other subsidiary, and (ii) upon complete or partial liquidation of which the loan must be correspondingly completely or partially repaid, as the case may be. The Interest Coverage Ratio is defined to mean, for any date of determination, the ratio of Consolidated EBITDA for the immediately preceding twelve calendar months to Consolidated Interest Expense for the immediately preceding twelve calendar months. Consolidated EBITDA is defined as the sum of consolidated net income of the Company and its subsidiaries before taxes and non-recurring gains or losses, plus depreciation, amortization and interest expense. Consolidated Interest Expense is defined as the interest expense required to be shown as such on the financial statements of the Company and its subsidiaries, on a consolidated basis. As of December 31, 1995 the Company's Consolidated Capitalization (as defined above) was approximately $205.8 million, including Consolidated Net Worth in the amount of approximately $160.8 million and $45.0 million of Subordinated Indebtedness on a consolidated basis. As of December 31, 1995 and after giving effect to the sale of $50.0 million principal amount of the Notes hereby (assuming the $7.5 million over-allotment option is not exercised), the Company could have incurred approximately $606.7 million of additional Senior Recourse Indebtedness and approximately $115.8 million of additional Subordinated Indebtedness. (Sections 101, 1007 and 1016)

    RESTRICTIONS ON DIVIDENDS, REDEMPTIONS AND OTHER PAYMENTS. The Indenture provides that the Company cannot (i) declare or pay any dividend, either in cash or property, on any shares of its capital stock (except dividends or other distributions payable solely in shares of capital stock of the Company), (ii) purchase, redeem or retire any shares of its capital stock or any warrants, rights or options to purchase or acquire any shares of its capital stock or
(iii) make any other payment or distribution, either directly or indirectly through any subsidiary, in respect of its capital stock (such dividends, purchases, redemptions, retirements, payments and distributions being herein collectively called "Restricted Payments") if, after giving effect thereto,

        (1) an Event of Default would have occurred; or

        (2) (A) the sum of (i) such Restricted Payments plus (ii) the aggregate amount of all Restricted Payments made during the period after December 31, 1995 would exceed (B) the sum of (i) $10 million plus (ii) 50% of the Company's Consolidated Net Income for each fiscal year commencing subsequent to December 31, 1995 (with 100% reduction for a loss in any fiscal year), plus (iii) the cumulative net proceeds received by the Company from the issuance or sale after December 31, 1995 of capital stock of the Company (including in such proceeds, the face amount of indebtedness, including the Convertible Subordinated Debentures, that has been converted to Common Stock after December 31, 1995).

Notwithstanding the foregoing, the Company may make a previously-declared Restricted Payment if the declaration of such Restricted Payment was permitted when made. The amount of any Restricted Payment payable in property shall be deemed to be the fair market value of such property as determined by the Board of Directors of the Company. (Section 1006)

    CONSOLIDATION, MERGER OR TRANSFER. The Company may not consolidate with, merge with, or transfer all or substantially all of its assets to another entity where the Company is not the surviving corporation unless (i) such other entity assumes the Company's obligations under the Indenture, and (ii) after giving effect thereto, no event shall have occurred and be continuing which, after notice or lapse of time, would become an Event of Default. (Section 801)

    LIMITATION ON RANKING OF FUTURE INDEBTEDNESS. The Indenture provides that the Company will not, directly or indirectly, incur, create, assume or guarantee any Indebtedness for Money Borrowed which is expressly subordinate in right of payment to any Senior Indebtedness, other than Junior Indebtedness or indebtedness that is pari passu with the Notes in right of payment. The incurrence of Senior Indebtedness which is unsecured shall not, because of its unsecured status, be deemed to be subordinate in right of payment to Senior Indebtedness which is secured. (Section 1013)

    LIMITATIONS ON RESTRICTING SUBSIDIARY DIVIDENDS. The Indenture provides that neither the Company nor its subsidiaries may create or otherwise cause to become effective any consensual encumbrance or restriction of any kind on the ability of any subsidiary of the Company to (i) pay dividends or make any other distribution on its capital stock, (ii) pay any indebtedness owed to the Company or any other subsidiary of the Company or (iii) make loans, advances or capital contributions to the Company or any other subsidiary of the Company except in certain specified circumstances. (Section 1014)

    LIMITATION ON TRANSACTIONS WITH AFFILIATES. Neither the Company nor any of its Material Subsidiaries may enter into any transactions with any Affiliate on terms and conditions less favorable to the Company or such Material Subsidiary, as the case may be, than would be available at such time in a comparable transaction in arm's length dealings with an unrelated Person as determined by the Company's Board of Directors. These provisions do not apply to Restricted Payments otherwise permitted under the Indenture, fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any subsidiary, as determined by the Company's Board of Directors or its senior management in the exercise of their reasonable business judgment or payments for goods and services purchased in the ordinary course of business on an arm's length basis. (Section 1015)

EVENTS OF DEFAULT

    An Event of Default includes: (i) failure to pay the principal on the Notes when due at Maturity, upon redemption or upon repayment, as provided in the Indenture, whether or not prohibited by the subordination provisions of the Indenture, (ii) failure to pay any interest on the Notes for 10 days, whether or not prohibited by the subordination provisions of the Indenture, (iii) failure to perform, or a breach of, any covenant or warranty set forth in the Indenture for 30 days after receipt of written notice from the Trustee or Holders of at least 25% in principal amount of the outstanding Notes specifying the default and requiring the Company to remedy such default, (iv) default in the payment at stated maturity of indebtedness of the Company or any subsidiary for money borrowed having an outstanding principal amount due at stated maturity greater than $1 million and such default having continued for a period of 30 days beyond any applicable grace period, (v) an event of default as defined in any mortgage, indenture or instrument of the Company shall have happened and resulted in acceleration of indebtedness which, together with the principal amount of any other indebtedness so accelerated, exceeds $1 million or more at any time, and such default shall not be cured or waived and such acceleration shall not have been rescinded or annulled, (vi) certain events of insolvency, receivership or reorganization of the Company or any subsidiary and (vii) entry of a final judgment, decree or order against the Company or any subsidiary for the payment of money in excess of $5 million and such judgment, decree or order continues unsatisfied for 30 days without a stay of execution. (Section 501)

    The Indenture provides that the Trustee shall, within 90 days after the occurrence of a "default" (meaning, for this purpose, the events specified above without grace periods), give the Holders of the Notes notice of all defaults known to it which have occurred and remained uncured; provided that, except in the case of a default in the payment of principal or interest on any of the Notes, the Trustee shall be protected in withholding such notice if and so long as it in good faith determines that the withholding of such notice is in the interest of the Holders. (Section 602)

    If an Event of Default shall occur and be continuing, the Trustee, in its discretion may, and, at the written request of Holders of a majority in aggregate principal amount of the outstanding Notes shall, proceed to protect and enforce its rights and the rights of the Holders. If an Event of Default shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of outstanding Notes may accelerate the maturity of all such outstanding Notes. If any Event of Default has occurred and a declaration of acceleration made, before a judgment or decree for payment of money due is obtained Holders of a majority of the outstanding Notes may rescind the acceleration of the Notes if all Events of Default have been remedied and all payments due, other than those due as a result of acceleration, have been made. The Holders of a majority in aggregate principal amount of outstanding Notes may waive a default, except a default in the payment of principal of or interest on any Note. (Sections 502, 503, 512 and 513)

    The Company must furnish quarterly to the Trustee an Officers Certificate stating whether to the best knowledge of the signers, the Company is in default under any of the provisions of the Indenture, and specifying all such defaults and the nature thereof, of which they have knowledge. (Section 1011)

    A Holder will not have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (i) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default,
(ii) the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made a written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, (iii) the Trustee shall have failed to institute such proceeding within 60 days and (iv) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request. (Section 507) However, the Holder of any Note will have an absolute right to receive payment of the principal of and interest on such Note on or after the respective due dates and to institute suit for the enforcement of any such payment. (Section 508)

MODIFICATION AND WAIVER

    With certain limited exceptions which permit modifications of the Indenture by the Company and the Trustee only, the Indenture may be modified by the Company with the consent of Holders of not less than a majority in aggregate principal amount of outstanding Notes; provided, however, that no such changes shall without the consent of the Holder of each Note affected thereby (i) change the maturity date of the principal of, or the due date of any installment of interest on, any Note, (ii) reduce the principal of, or the rate of interest on, any note, (iii) change the place of payment or the currency in which any portion of the principal of, or interest on, any Note is payable, (iv) impair the right on institute suit for the enforcement of any such payment, (v) reduce the above-stated percentage of Holders of the outstanding Notes necessary to modify the Indenture, (vi) modify the foregoing requirements or reduce the percentage of outstanding Notes necessary to waive any past default or certain covenants or
(vii) impair the optional right to repayment provided the Holders. (Sections 513 and 902)

    The Holders of a majority in aggregate principal amount of outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1012)

SATISFACTION AND DISCHARGE OF INDENTURE; DEFEASANCE

    The Indenture provides that the Company may terminate its obligations under the Indenture with respect to all the Notes by delivering to the Trustee, in trust for such purpose, money, Government Obligations or both which, through the payment of interest and principal in respect thereof in accordance with their terms, will provide on the due dates of any payment of principal and interest, or a combination thereof, money in an amount sufficient to discharge the entire indebtedness of the Notes. (Sections 401 and 402)

GOVERNING LAW

    The Indenture and the Notes will be governed and construed in accordance with the laws of the State of Minnesota, without giving effect to such State's conflict of laws principles. (Section 113)

CONCERNING THE TRUSTEE

    Bank One, Columbus, N.A. is Trustee under the Indenture and is also the Note Registrar.

                       DESCRIPTION OF OTHER INDEBTEDNESS

    THE FOLLOWING SUMMARIES OF THE PRINCIPAL TERMS OF THE VARIOUS CREDIT FACILITIES AND THE CONVERTIBLE SUBORDINATED DEBENTURE INDENTURE DO NOT PURPORT TO BE COMPLETE AND ARE SUBJECT TO THE DETAILED PROVISIONS OF, AND QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO, SUCH AGREEMENTS. THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AGREEMENT DESCRIBED IN THIS SECTION. SEE "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

REVOLVING LOAN AGREEMENT

    GENERAL. On September 29, 1995, the Company and certain of its subsidiaries entered into the Revolving Loan Agreement with NationsBank of Texas, as agent (the "Agent"), and other lending institutions party thereto (the "Banks"), which replaced the Company's previous revolving line of credit with NationsBank. A total of $77.0 million, $67.5 million and $98.0 million was outstanding under such facility at September 30, 1995, December 31, 1995 and January 29, 1996, respectively. The Company had no outstanding letters of credit at September 30, 1995. At December 31, 1995, the Company had outstanding $239,000 in face amount of letters of credit.

    The Revolving Loan Agreement provides for (i) a $50.0 million Corporate Facility to be used for (A) general working capital purposes, (B) acquisitions of equity interests in other persons, (C) certain permitted investments, and (D) other business needs approved by the Banks that constitute at least 50% of the lenders in number and have loaned 51% or more of the amount then outstanding under the Revolving Loan Agreement; (ii) a $100.0 million Portfolio Facility to be used to (A) refinance indebtedness incurred in connection with the purchase of certain Asset Portfolios acquired prior to execution and delivery of the Revolving Loan Agreement, (B) finance future acquisitions of Asset Portfolios, and (C) finance acquisitions of entities for the purpose of resolving Asset Portfolios owned by such entities; and (iii) a sublimit of $10.0 million for letters of credit. (The Revolving Loan Agreement initially included a $25.0 million temporary bridge facility that was permanently repaid with a portion of the net proceeds of the Convertible Subordinated Debenture Offering.) The Banks' current commitment under the Revolving Loan Agreement is limited to a total of $105.0 million, $35.0 million under the Corporate Facility and $70.0 million under the Portfolio Facility. The additional amounts under the Revolving Loan Agreement would become available to the Company upon the participation by additional financial institutions in the syndicate for the loan and upon an increase in the Company's borrowing base under this agreement. There can be no assurance that such events will occur.

    The Company uses the Corporate Facility for general corporate purposes including acquisitions and investments in asset portfolios, partnerships and joint ventures and the Portfolio Facility to support investments in wholly-owned asset portfolios.

    RANKING. Indebtedness under the Revolving Loan Agreement constitutes Senior Indebtedness.

    SECURITY.   Indebtedness  under the Revolving  Loan Agreement  is secured by substantially all the assets of the Company not pledged under other facilities, including stock of a majority of the Company's subsidiaries.

    INTEREST. Indebtedness under the Corporate Facility and the Portfolio Facility generally bears interest at a rate based (at the Company's option) upon the lesser of (i) the Variable Rate (defined as the greater of the Agent's prime rate, as announced from time to time, and the Federal Funds Rate (as defined in the Revolving Loan Agreement) plus 1/2%) or (ii) the Adjusted LIBOR Rate (as defined in the Revolving Loan Agreement).

    MATURITY. The Corporate Facility will mature on September 29, 1997. The Portfolio Facility will mature on September 27, 1996, subject to the Company's right to extend the maturity date for the outstanding balance of the Portfolio Facility for one additional year. Loans made pursuant to the Corporate Facility and the Portfolio Facility may be borrowed, repaid and reborrowed from time to time until the respective maturity thereof, subject to the satisfaction of certain conditions on the date of any such borrowing.

    FEES. The Company paid to the Banks, upon execution and delivery of the Revolving Loan Agreement, an aggregate commitment fee equal to $770,000. The Company also will be required to pay to the Banks a facility fee (ranging from 20 to 37.5 basis points) per annum, payable in arrears on a quarterly basis, on the committed undrawn amount of the Corporate Facility and the Portfolio Facility, after adjustment for any letters of credit issued by the Banks under the Revolving Loan Agreement. In addition, the Company will be required to pay to the Agent (for the account of each Bank) certain fees in respect of letters of credit issued under the Revolving Loan Agreement. The Company also will pay to the Agent certain other fees for the Agent's role in structuring and administering the Revolving Loan Agreement.

    CONDITIONS TO FUNDING EXTENSIONS OF CREDIT. The obligation of the Banks to make loans or extend letters of credit will be subject to the satisfaction of certain customary conditions, including, without limitation, the absence of any default under the Revolving Loan Agreement and all representations and warranties under the Revolving Loan Agreement being true and correct in all material respects.

    COVENANTS. The Revolving Loan Agreement requires the Company to meet certain financial tests, including minimum consolidated tangible net worth, maximum consolidated funded debt to consolidated capitalization ratio, minimum fixed charge coverage ratio, minimum interest coverage ratio, maximum consolidated funded debt to consolidated EBITDA ratio and maximum Corporate Facility outstanding to consolidated EBITDA ratio. The Revolving Loan Agreement contains covenants that, among other things, will limit the incurrence of additional indebtedness, investments, asset sales, loans to stockholders, dividends, transactions with affiliates, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The Revolving Loan Agreement also contains additional covenants that require the Company to maintain its properties and those of its subsidiaries (including corporate franchises), together with insurance thereon, to provide certain information to the Agent, including financial statements, notices and reports, to permit inspections of the books and records of the Company and its subsidiaries by the Agent, to comply with applicable laws, including environmental laws and ERISA, to pay taxes, and to use the proceeds of the loans solely for certain specified purposes.

    EVENTS OF DEFAULT. The Revolving Loan Agreement contains customary events of default, including payment defaults, covenant defaults (subject to certain cure periods to be mutually agreed upon by the Company and the Agent), breaches of representations and warranties, cross-defaults to certain other indebtedness, certain events of bankruptcy and insolvency, judgment defaults in excess of $500,000, failure of any guaranty or security agreement supporting the Revolving Loan Agreement to be in full force and effect and change of control of the Company.

    INDEMNIFICATION. Under the Revolving Loan Agreement, the Company has agreed to indemnify the Agent and the Banks from and against any and all liabilities, losses, damages, costs and expenses of any kind (including, without limitations, reasonable fees and disbursements of counsel for Agent and the Banks) that may be incurred by Agent or any Bank relating to or arising out of the Revolving
Loan Agreement, provided that the Company is not liable for any such liabilities, losses, damages, costs or expenses resulting from such indemnified party's own gross negligence or willful misconduct. In addition, the Company has agreed to indemnify the Agent and the Banks against any and all present and future claims related to tax payments (excluding income taxes of the Agent and any Bank) in connection with the loans made under the Revolving Loan Agreement.

ACC WAREHOUSE FACILITIES

NATIONSBANK

    GENERAL. On April 28, 1995, ACC entered into the $25.0 million NationsBank Warehouse Facility, which ACC uses to finance the origination and warehousing of certain mortgage loans. See "Business -- Mortgage Banking Business." The Company has guaranteed certain of ACC's obligations under the NationsBank Warehouse Facility. A total of $2.7 million and $9.0 million was outstanding under the NationsBank Warehouse Facility at September 30, 1995 and December 31, 1995, respectively.

    RANKING. The NationsBank Warehouse Facility constitutes Senior Indebtedness of the Company.

    SECURITY.   ACC's indebtedness  under the NationsBank  Warehouse Facility is secured by all mortgage loans originated by ACC using funds obtained under the NationsBank Warehouse Facility and related collection accounts.

    INTEREST. Indebtedness under the NationsBank Warehouse Facility generally bears interest at a rate based (at ACC's option) upon either (i) the prime rate established by NationsBank of Texas, as announced from time to time or (ii) the Adjusted LIBOR Rate (as defined in the NationsBank Warehouse Facility) plus 2%.

    MATURITY.  The original maturity date of the NationsBank Warehouse  Facility
is   January   25,  1997,   subject  to   certain  limitations.   Under  certain
circumstances, ACC may extend the maturity date to January 25, 1998.

    CONDITIONS TO EXTENSIONS OF CREDIT. The obligation of NationsBank of Texas to make loans to ACC under the NationsBank Warehouse Facility is subject to certain customary conditions including, without limitation, the delivery of certain documents, instruments and applications by ACC, approval by NationsBank of Texas of the mortgage loan to be originated by ACC, the absence of any default under the NationsBank Warehouse Facility and all representations and warranties under the NationsBank Warehouse Facility being true and correct.

    COVENANTS. The NationsBank Warehouse Facility requires ACC to meet certain financial tests, including minimum liquidity, maximum ratio of total liabilities to tangible net worth and minimum tangible net worth. The NationsBank Warehouse Facility also contains covenants that, among other things, limit the incurrence of additional indebtedness, investments, asset sales, distributions, transactions with affiliates, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The NationsBank Warehouse Facility also contains additional covenants that require ACC to provide certain information to NationsBank of Texas, including financial statements, notices and reports, to permit inspections of the books and records of the Company and its subsidiaries by NationsBank of Texas and to comply with applicable laws and to pay taxes.

    EVENTS OF DEFAULT. The NationsBank Warehouse Facility contains customary events of default, including payment defaults, covenant defaults, breaches of representations and warranties, cross-defaults to certain other indebtedness, certain events of bankruptcy and insolvency, judgment defaults in excess of certain amounts, failure of any guarantee or security agreement supporting the NationsBank Warehouse Facility to be in full force and effect, a change in control of ACC, changes in the basic business of ACC and changes in the individuals holding certain offices with ACC.

    INDEMNIFICATION. Under the NationsBank Warehouse Facility, ACC has agreed to indemnify NationsBank of Texas and certain related parties from and against any and all losses, liabilities, claims, damages, deficiencies, interest, judgments, costs and expenses (including, without limitation, reasonable fees and disbursements of counsel for NationsBank of Texas) that arise out of certain matters described in the NationsBank Warehouse Facility, provided that ACC is not liable for such matters resulting from the gross negligence or willful misconduct of an indemnitee thereunder.

RESIDENTIAL FUNDING CORPORATION

    GENERAL. On August 15, 1995, ACC entered into the RFC Warehouse Facility, which ACC uses to facilitate multi-family mortgage loan underwriting and origination. See "Business -- Mortgage Banking Business." A total of $3.0 million and $8.6 million was outstanding under the RFC Warehouse Facility at September 30, 1995 and December 31, 1995, respectively. The RFC Warehouse Facility is non-recourse to the Company.

    SECURITY. ACC's indebtedness under the RFC Warehouse Facility is secured by all mortgage loans originated by ACC using funds obtained under the RFC Warehouse Facility.

    INTEREST. Indebtedness under the RFC Warehouse Facility generally bears interest at a rate based upon LIBOR (as defined in the RFC Warehouse Facility) plus 3%.

    MATURITY. The stated maturity date will be provided in each note related to each borrowing under the RFC Warehouse Facility and is expected to be approximately 60 days from the date of each such borrowing.

    CONDITIONS TO EXTENSIONS OF CREDIT. The obligation of Residential Funding Corporation to make loans to ACC under the RFC Warehouse Facility is subject to certain customary conditions including, without limitation, the delivery of certain documents, instruments and applications by ACC, approval by Residential Funding Corporation of the mortgage loans to be originated by ACC, the absence of any default under the RFC Warehouse Facility, and all representations and warranties under the RFC Warehouse Facility being true and correct.

    COVENANTS. The RFC Warehouse Facility requires ACC to meet certain financial tests, including a maximum ratio of debt to tangible net worth, minimum tangible net worth and minimum Servicing Portfolio (as defined in the RFC Warehouse Facility). The RFC Warehouse Facility also contains covenants that, among other things, limit ACC's ability to liquidate, dissolve, consolidate or merge or sell any substantial part of its assets, or acquire any substantial part of the assets of another business. The RFC Warehouse Facility also contains additional covenants that require ACC to provide certain information to Residential Funding Corporation, including financial statements, notices and reports, permit inspections of the books and records of ACC by Residential Funding Corporation and to comply with applicable laws and to pay taxes.

    EVENTS OF DEFAULT. The RFC Warehouse Facility contains customary events of default, including payment defaults (subject to certain cure periods), breaches of covenants or representations and warranties, cross-defaults to certain other indebtedness, certain events of bankruptcy and insolvency (including of the Company) and judgment defaults in excess of certain amounts.

    INDEMNIFICATION. Under the RFC Warehouse Facility, ACC has agreed to indemnify Residential Funding Corporation and certain related parties from and against any and all losses, liabilities, claims, damages, deficiencies,
interest,   judgments,  costs  and   expenses  (including,  without  limitation,
reasonable fees and disbursements of counsel for Residential Funding Corporation) that arise out of certain matters described in the RFC Warehouse Facility, provided that ACC is not liable for such matters resulting from the gross negligence or willful misconduct of an indemnitee thereunder.

AMBS REPURCHASE TRANSACTION

    GENERAL. On December 19, 1995, AMRESCO MBS I, INC., a wholly-owned subsidiary of the Company ("AMBS"), entered into a Repurchase Transaction (the "Repurchase Transaction") which supplements, forms part of and is subject to a Global Master Repurchase Agreement (the "Repurchase Agreement") with Nomura Grand Cayman, Ltd. ("Nomura") to support the purchase on margin of certain commercial mortgage pass-through certificates (the "Purchased Securities"). As of December 31, 1995, $20.6 million was outstanding under the Repurchase Transaction.

    SECURITY. Indebtedness under the Repurchase Transaction is secured by a first priority security interest in the Purchased Securities.

    INTEREST. Indebtedness under the Repurchase Transaction bears interest at a rate of 30 day LIBOR plus 1 2/5% (7 1/3% at December 31, 1995).

    REPURCHASE  DATE.   The repurchase  date for  the Repurchase  Transaction is
December 18, 1996, with a six month extension at the option of Nomura.

    EVENTS OF ACCELERATION. Upon the occurrence of (i) a material adverse impact on (A) the creditworthiness of AMBS, (B) the ability of AMBS to perform its obligations under the Repurchase Agreement, (C) the marketability or value of the Purchased Securities or (D) the economic, political or financial stability of the issuing or domicile country or (ii) governmental changes in taxation or exchange controls which affect the Purchased Securities or relevant financial markets, Nomura may immediately accelerate the repurchase date.

    EVENTS OF DEFAULT. The Repurchase Transaction contains certain events of default, including, among others, payment defaults, failure to maintain a minimum margin, insolvency, breaches of representations and warranties, suspension from a securities exchange or association, failure to maintain a first priority security interest in the Purchased Securities, judgment defaults in excess of $1.0 million and cross-defaults in excess of certain amounts.

CONVERTIBLE SUBORDINATED DEBENTURES

    GENERAL. On November 27, 1995, the Company entered into the Convertible Subordinated Debenture Indenture with First Interstate Bank of Texas, National Association, as trustee. Pursuant to the terms of the Convertible Subordinated Debenture Indenture, an aggregate of $45.0 million of Convertible Subordinated Debentures were issued. All of the net proceeds from the sale of the Convertible Subordinated Debentures were applied to pay down indebtedness under the Company's Revolving Loan Agreement.

    RANKING.    Indebtedness  under   the  Convertible  Subordinated   Debenture
Indenture does not constitute Senior Indebtedness and will be subordinated to the Notes.

    SECURITY.    Indebtedness  under  the  Convertible  Subordinated   Debenture
Indenture is unsecured.

    INTEREST.     Indebtedness  under  the  Convertible  Subordinated  Debenture
Indenture bears interest at the rate of 8% per annum.

    MATURITY. The Convertible Subordinated Debenture Indenture will mature on December 15, 2005.

    CONVERSION RIGHTS. The Convertible Subordinated Debentures are convertible into Common Stock at the option of holders thereof at any time and from time to time prior to and including maturity. The initial conversion price is $12.50 per share, subject to adjustment in certain events.

    CERTAIN RIGHTS TO REQUIRE REPURCHASE OF CONVERTIBLE SUBORDINATED DEBENTURES. In the event of any Fundamental Change (as described below) affecting the Company which constitutes a Repurchase Event (as described below) occurring after the date of issuance of the Convertible Subordinated Debentures and on or prior to maturity, each holder of Convertible Subordinated Debentures will have the right, at the holder's option, to require the Company to repurchase all or any part of the holder's Convertible Subordinated Debentures at a price (the "Repurchase Price") equal to 101% of the principal amount thereof, together with accrued and unpaid interest to the repurchase date.

    The term "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all of the Common Stock shall be exchanged for, converted into, acquired for or constitute the right to receive consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock which is (or, upon consummation of or immediately following such transaction or event, will be) listed on a national securities exchange or approved for quotation on the Nasdaq Stock Market or any similar system of automated dissemination of quotations of securities prices. For purposes of the definition of a "Fundamental Change," (i) "substantially all of the Common Stock" shall mean at least 85% of the Common Stock outstanding immediately prior to the transaction or event giving rise to a Fundamental Change and (ii) consideration shall be "substantially all common stock" if at least 80% of the fair value (as determined in good faith by the Board of Directors) of the total consideration is attributable to common stock. A Fundamental Change would not include an acquisition of Common Stock by any person or group so long as it does not result in termination of such listing or approval for quotation.

    A Repurchase Event is a right to require the Company to repurchase the Convertible Subordinated Debentures and a Repurchase Event shall have occurred if a Fundamental Change shall have occurred unless (i) the current market price of the Common Stock is at least equal to the conversion price of the Convertible Subordinated Debentures in effect immediately preceding the time of such Fundamental Change or (ii) the consideration in the transaction or event giving rise to such Fundamental Change to the holders of Common Stock consists of cash, securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the Nasdaq National Market (or any similar system of automated dissemination of quotations of securities prices), or a combination of cash and such securities, and the aggregate fair market value of such consideration (which, in the case of such securities, shall be equal to the average of the daily closing prices of such securities during the 10 consecutive trading days commencing with the sixth trading day following consummation of such transaction or event) is at least 105% of the conversion price of the Convertible Subordinated Debentures in effect on the date immediately preceding the closing date of such transaction or event.

    OPTIONAL REDEMPTION. The Convertible Subordinated Debentures are not redeemable prior to December 15, 1996. Thereafter the Convertible Subordinated Debentures will be redeemable, at the Company's option, in whole and not in part, at various redemption prices (expressed as a percentage of principal amount). The Convertible Subordinated Debentures may not be redeemed, however, after December 15, 1996, and prior to December 15, 1998, unless, for twenty consecutive trading days ending on the day immediately preceding the fifth day prior to notice of redemption, the Closing Price (as defined) equals or exceeds 145% of the conversion price.

    COVENANTS. The Convertible Subordinated Debenture Indenture contains covenants limiting dividends and redemptions, limiting restrictions on subsidiary dividends and requiring that certain conditions be met prior to any consolidation, merger or sale of assets of the Company.

    In addition, the Convertible Subordinated Debenture Indenture provides that if the Company's Net Worth (as defined below) at the end of each of any two consecutive fiscal quarters (the last day of such second fiscal quarter being referred to as the "Acceleration Date"), respectively, is less than the Minimum Net Worth (as defined below), then the Company shall make an irrevocable, unconditional offer to all holders (an "Offer") to acquire, on a PRO RATA basis, on or before the last day of the next following fiscal quarter or, if the Acceleration Date is the last day of the Company's fiscal year, the 45th day after the last day of the next following fiscal quarter (the "Accelerated
Payment Date"), $20.0 million aggregate principal amount of Convertible Subordinated Debentures (or if less than such amount of Convertible Subordinated Debentures are then outstanding, all of the Convertible Subordinated Debentures outstanding at the time) at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to and including such Accelerated Payment Date, which amounts or portion thereof upon acceptance of such Offer by tender shall thereupon become due and payable.

    "Minimum Net Worth" means approximately $141.0 million (which includes the net proceeds to the Company from the Common Stock Offering) plus the net proceeds to the Company from any other offering of Common Stock by the Company subsequent to the date hereof. "Net Worth" of the Company as of any date means the amount of equity of the holders of capital stock of the Company which would appear on the balance sheet of the Company as of such date, determined in accordance with generally accepted accounting principles.

    EVENTS OF DEFAULTS. The Convertible Subordinated Debenture Indenture contains certain customary events of default, including payment defaults, covenant defaults (subject to certain cure periods), defaults of certain other indebtedness, certain events of bankruptcy and insolvency and judgment defaults in excess of $1.0 million.

                                  UNDERWRITING

    Subject to the terms and conditions of the Purchase Agreement between the Company and the Underwriters and to the receipt of certain legal opinions and other closing conditions contemplated thereby, the Underwriters named below have severally agreed to purchase from the Company the respective principal amount of the Notes set forth opposite their names in the table below:

                                                                                            PRINCIPAL
                                      UNDERWRITER                                        AMOUNT OF NOTES
---------------------------------------------------------------------------------------  ---------------
Piper Jaffray Inc......................................................................   $  25,000,000
J.C. Bradford & Co. ...................................................................      12,500,000
Morgan Keegan & Company, Inc. .........................................................      12,500,000
                                                                                         ---------------
                                                                                          $  50,000,000
                                                                                         ---------------
                                                                                         ---------------

    The nature of the obligations of the Underwriters is such that if any of the Notes are purchased, all of them must be purchased.

    The Underwriters have advised the Company that they propose to offer the Notes to the public at the Price to Public and to selected dealers at such price less a concession of not more than 2.0% of the principal amount of the Notes. The Underwriters may allow, and such dealers may re-allow, concessions not in excess of 0.5% of the principal amount of the Notes to certain other brokers and dealers. After the initial public offering, the Price to Public and other selling terms may be changed by the Underwriters.

    The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional $7.5 million in aggregate principal amount of the Notes at the Price to Public less the Underwriting Discount. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the Notes offered hereby. To the extent that the Underwriters exercise the option, each of the Underwriters will be committed, subject to certain exceptions, to purchase a principal amount of the Notes approximately proportionate to the Underwriter's initial commitment, and the Company will be obligated, pursuant to the option, to sell such Notes to the Underwriters.

    The Notes have been approved for listing on the New York Stock Exchange under the symbol "AMMB03," subject to notice of issuance. However, there can be no assurance that an active trading market in the Notes will develop or that the Notes will not trade at a discount to their principal amount.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereto.

                                 LEGAL MATTERS

    The validity of the Notes offered hereby will be passed upon for the Company by L. Keith Blackwell, General Counsel of the Company. Certain other legal matters will be passed upon for the Company by Haynes and Boone, L.L.P., Dallas, Texas. Certain legal matters relating to the Notes offered hereby will be passed upon for the Underwriters by Lindquist & Vennum P.L.L.P., Minneapolis,
Minnesota. Lindquist & Vennum P.L.L.P. has represented the Company in certain litigation matters.

                            INDEPENDENT ACCOUNTANTS

    The consolidated balance sheets of the Company as of December 31, 1993 and 1994, and the related statements of income, shareholders' equity and cash flows for the period from November 1, 1992 through December 31, 1992 and the years ended December 31, 1993 and 1994 and the combined statements of income and cash flows of Asset Management Resolution Company and AMRESCO Holdings, Inc. and subsidiaries (predecessors of the Company) for the period January 1, 1992 through October 31, 1992 have been audited by Deloitte & Touche LLP, independent accountants, as stated in their reports appearing herein.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Consolidated Financial Statements of AMRESCO, INC.
  Independent Auditors' Report.............................................................................        F-2
  Consolidated Balance Sheets, December 31, 1993 and 1994, and September 30, 1995 (Unaudited)..............        F-3
  Consolidated Statements of Income for the Two Months Ended December 31, 1992, the Years Ended December
   31, 1993 and 1994, and the Nine Months Ended September 30, 1994 and 1995 (Unaudited)....................        F-4
  Consolidated Statements of Shareholders' Equity for the Two Months Ended December 31, 1992, the Years
   Ended December 31, 1993 and 1994, and the Nine Months Ended September 30, 1995 (Unaudited)..............        F-5
  Consolidated Statements of Cash Flows for the Two Months Ended December 31, 1992, the Years Ended
   December 31, 1993 and 1994, and the Nine Months Ended September 30, 1994 and 1995 (Unaudited)...........        F-6
  Notes to Consolidated Financial Statements...............................................................        F-7

Combined Financial Statements of Predecessor Businesses
  Independent Auditors' Report.............................................................................       F-22
  Combined Statement of Income for the Ten Months Ended October 31, 1992...................................       F-23
  Combined Statement of Cash Flows for the Ten Months Ended October 31, 1992...............................       F-23
  Notes to Combined Financial Statements...................................................................       F-24

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of AMRESCO, INC.:

    We have audited the accompanying consolidated balance sheets of AMRESCO, INC. and subsidiaries as of December 31, 1993 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for the two months ended December 31, 1992, and the years ended December 31, 1993 and 1994. These financial statements are the responsibility of AMRESCO, INC.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AMRESCO, INC. and subsidiaries as of December 31, 1993 and 1994, and the results of their operations and their cash flows for the two months ended December 31, 1992, and the years ended December 31, 1993 and 1994, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP
Dallas, Texas
February 6, 1995

                         AMRESCO, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                                     DECEMBER 31,
                                                                                  ------------------  SEPTEMBER 30,
                                                                                    1993      1994        1995
                                                                                  --------  --------  -------------
                                                                                                       (UNAUDITED)
Cash and cash equivalents.......................................................  $ 43,442  $ 20,446    $ 12,720
Investment securities (Note 5)..................................................                          27,222
Accounts receivable, net of reserves of $826, $4,929 and $2,641, respectively...    39,399    20,682       7,657
Mortgage loans held for sale (Note 5)...........................................                           6,042
Investments in asset portfolios (Notes 5 and 14):
  Loans.........................................................................    33,795    30,920     114,676
  Partnerships and joint ventures...............................................     2,503    22,491      30,052
  Real estate...................................................................     2,504    14,054      11,046
  Asset backed securities.......................................................               3,481      19,982
Deferred income taxes (Note 6)..................................................    18,173    17,207      12,810
Premises and equipment, net of accumulated depreciation of $2,108, $1,082 and
 $1,781, respectively...........................................................     3,422     4,301       5,119
Intangible assets, net of accumulated amortization of $1,170, $1,226 and $3,056,
 respectively (Notes 2 and 3)...................................................    10,209    30,668      30,377
Other assets (Notes 4, 10 and 14)...............................................    10,206     8,090      13,379
                                                                                  --------  --------  -------------
TOTAL ASSETS....................................................................  $163,653  $172,340    $291,082
                                                                                  --------  --------  -------------
                                                                                  --------  --------  -------------
                                       LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
  Accounts payable..............................................................  $  9,830  $  4,891    $  4,307
  Accrued employee compensation and benefits (Notes 3, 11 and 12)...............    23,419    18,460       8,524
  Notes payable (Note 5)........................................................    22,113    15,500     104,222
  Mortgage warehouse debt (Note 5)..............................................                           5,693
  Nonrecourse debt (Note 5).....................................................     6,000       959      30,605
  Income taxes payable (Note 6).................................................       541     1,219       1,329
  Payable to partners (Note 7)..................................................     3,399     3,907         950
  Net liabilities of discontinued operation (Note 9)............................                 954
  Other liabilities (Note 8)....................................................     6,652    12,864       6,428
                                                                                  --------  --------  -------------
    Total liabilities...........................................................    71,954    58,754     162,058
                                                                                  --------  --------  -------------
COMMITMENTS AND CONTINGENCIES (Note 13)
SHAREHOLDERS' EQUITY (Note 11):
  Preferred stock, $1.00 par value, authorized 5,000,000 shares; none outstanding
  Common stock, $.05 par value, authorized 50,000,000 shares; 22,309,817,
   23,592,647 and 24,193,464 shares issued in 1993, 1994 and 1995,
   respectively.................................................................     1,116     1,180       1,210
  Capital in excess of par......................................................    67,112    74,691      78,790
  Reductions for employee stock.................................................      (607)     (429)       (620)
  Treasury stock, $0.05 par value, 24,339 shares in 1995........................                            (160)
  Retained earnings (Note 5)....................................................    24,078    38,144      49,804
                                                                                  --------  --------  -------------
    Total shareholders' equity..................................................    91,699   113,586     129,024
                                                                                  --------  --------  -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY......................................  $163,653  $172,340    $291,082
                                                                                  --------  --------  -------------
                                                                                  --------  --------  -------------

                See notes to consolidated financial statements.

                         AMRESCO, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      TWO MONTHS                                NINE MONTHS ENDED
                                                        ENDED      YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                                     DECEMBER 31,  ------------------------  ------------------------
                                                         1992         1993         1994         1994         1995
                                                     ------------  -----------  -----------  -----------  -----------
                                                                                                   (UNAUDITED)
REVENUES (Note 3):
  Asset management and resolution fees.............   $   37,678   $   168,313  $   120,640  $   101,221  $    27,278
  Asset portfolio income...........................                      2,642       13,089        8,433       23,662
  Mortgage banking fees............................                                   6,176        1,967       14,077
  Other revenues...................................          157         1,207       17,279       16,184        4,585
                                                     ------------  -----------  -----------  -----------  -----------
    Total revenues.................................       37,835       172,162      157,184      127,805       69,602
                                                     ------------  -----------  -----------  -----------  -----------
EXPENSES:
  Personnel........................................       16,814        84,347       79,018       62,268       36,827
  Occupancy........................................          763         3,329        4,108        3,106        1,903
  Equipment........................................          560         2,121        2,637        1,978        1,580
  Professional fees................................        5,085        17,517       11,593        9,156        2,359
  General and administrative.......................        6,903        17,380       22,299       16,136        3,745
  Interest (Note 5)................................           19           754        1,768        1,696        2,771
  Profit participations............................        1,529         3,037           75          (65)         446
                                                     ------------  -----------  -----------  -----------  -----------
    Total expenses.................................       31,673       128,485      121,498       94,275       49,631
                                                     ------------  -----------  -----------  -----------  -----------
Income from continuing operations before taxes.....        6,162        43,677       35,686       33,530       19,971
Income tax expense (Note 6)........................        2,279        17,371       14,753       13,874        7,541
                                                     ------------  -----------  -----------  -----------  -----------
INCOME FROM CONTINUING OPERATIONS..................        3,883        26,306       20,933       19,656       12,430
                                                     ------------  -----------  -----------  -----------  -----------
Discontinued operations (Note 9)
  Loss from operations, net of $99, $1,392, $891,
   and $651 income tax benefit for 1992, 1993,
   1994, and the nine months ended September 30,
   1994, respectively..............................         (148)       (2,088)      (1,287)        (976)
  Loss on disposal of AMRESCO Services, Inc.
   (including provision of $923 for operating
   losses during the phase-out period), less
   applicable income tax benefit of $622...........                                    (898)
  Gain from sale of discontinued operations, net of
   $1,617 income tax expense.......................                                                             2,425
                                                     ------------  -----------  -----------  -----------  -----------
Gain (Loss) from discontinued operations...........         (148)       (2,088)      (2,185)        (976)       2,425
                                                     ------------  -----------  -----------  -----------  -----------
NET INCOME.........................................   $    3,735   $    24,218  $    18,748  $    18,680  $    14,855
                                                     ------------  -----------  -----------  -----------  -----------
                                                     ------------  -----------  -----------  -----------  -----------
Earnings per share for income from continuing
 operations........................................   $     0.34   $      2.33  $      0.88  $      0.83  $      0.51
                                                     ------------  -----------  -----------  -----------  -----------
                                                     ------------  -----------  -----------  -----------  -----------
Earnings per share for net income..................   $     0.33   $      2.15  $      0.79  $      0.79  $      0.61
                                                     ------------  -----------  -----------  -----------  -----------
                                                     ------------  -----------  -----------  -----------  -----------
Weighted average number of shares outstanding......   11,419,536    11,288,688   23,679,239   23,515,800   24,429,822
                                                     ------------  -----------  -----------  -----------  -----------
                                                     ------------  -----------  -----------  -----------  -----------

                See notes to consolidated financial statements.

                         AMRESCO, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                        COMMON
                                                                             CONVERTIBLE           COMMON STOCK,        STOCK,
                                                                           PREFERRED STOCK         NO PAR VALUE        $0.05 PAR
                                                                         --------------------  ---------------------     VALUE
                                                                          NUMBER                 NUMBER               -----------
                                                                            OF                     OF                  NUMBER OF
                                                                          SHARES     AMOUNT      SHARES     AMOUNT      SHARES
                                                                         ---------  ---------  ----------  ---------  -----------
NOVEMBER 1, 1992.......................................................    126,960  $  12,696     515,000  $   3,090
Net income.............................................................
                                                                         ---------  ---------  ----------  ---------  -----------
DECEMBER 31, 1992......................................................    126,960     12,696     515,000      3,090
                                                                         ---------  ---------  ----------  ---------  -----------
Cancellation of stock and notes receivable (Note 11)...................                           (29,800)      (179)
Employee stock compensation (Note 11)..................................                                        1,188
Dividends paid ($.35 per share)........................................
Conversion of convertible preferred stock (Note 2).....................   (126,960)   (12,696)    623,531     12,696
Conversion of common stock (Note 2)....................................                        (1,108,731)   (16,795)  11,120,530
Issuance of common stock for acquisition (Note 2)......................                                                11,189,287
Net income.............................................................
                                                                         ---------  ---------  ----------  ---------  -----------
DECEMBER 31, 1993......................................................                                                22,309,817
                                                                         ---------  ---------  ----------  ---------  -----------
Exercise of stock options (Note 11)....................................                                                   711,590
Issuance of common stock for acquisition (Note 2)......................                                                   571,240
Tax benefits from employee stock compensation..........................
Repayments of notes receivable for officer's shares....................
Dividends paid ($.15 per share)........................................
Dividends declared ($.05 per share)....................................
Foreign currency translation adjustments...............................
Net income.............................................................
                                                                         ---------  ---------  ----------  ---------  -----------
DECEMBER 31, 1994......................................................                                                23,592,647
                                                                         ---------  ---------  ----------  ---------  -----------
(Unaudited)
  Exercise of stock options............................................                                                   394,480
  Issuance of common stock for earnout.................................                                                   112,002
  Issuance of common stock for unearned stock compensation.............                                                    94,335
  Amortization of unearned stock compensation..........................
  Tax benefits from employee stock compensation........................
  Repayment of notes receivable for officers' shares...................
  Settlement of notes receivable for officers' shares with common stock
   (14,339 shares).....................................................
  Acquisition of treasury stock (10,000 shares)........................
  Dividends paid ($0.10 per share).....................................
  Dividends declared ($0.05 per share).................................
  Foreign currency translation adjustments.............................
  Unrealized gain on assets available for sale.........................
  Net income...........................................................
                                                                         ---------  ---------  ----------  ---------  -----------
  SEPTEMBER 30, 1995 (unaudited).......................................             $                      $           24,193,464
                                                                         ---------  ---------  ----------  ---------  -----------
                                                                         ---------  ---------  ----------  ---------  -----------


                                                                                      CAPITAL IN    REDUCTIONS
                                                                                       EXCESS OF   FOR EMPLOYEE    TREASURY
                                                                           AMOUNT         PAR          STOCK         STOCK
                                                                         -----------  -----------  -------------  -----------
NOVEMBER 1, 1992.......................................................   $            $             $    (786)    $
Net income.............................................................
                                                                         -----------  -----------       ------    -----------
DECEMBER 31, 1992......................................................                                   (786)
                                                                         -----------  -----------       ------    -----------
Cancellation of stock and notes receivable (Note 11)...................                                    179
Employee stock compensation (Note 11)..................................
Dividends paid ($.35 per share)........................................
Conversion of convertible preferred stock (Note 2).....................
Conversion of common stock (Note 2)....................................         556       16,239
Issuance of common stock for acquisition (Note 2)......................         560       50,873
Net income.............................................................
                                                                         -----------  -----------       ------    -----------
DECEMBER 31, 1993......................................................       1,116       67,112          (607)
                                                                         -----------  -----------       ------    -----------
Exercise of stock options (Note 11)....................................          35        1,560
Issuance of common stock for acquisition (Note 2)......................          29        4,291
Tax benefits from employee stock compensation..........................                    1,728
Repayments of notes receivable for officer's shares....................                                    178
Dividends paid ($.15 per share)........................................
Dividends declared ($.05 per share)....................................
Foreign currency translation adjustments...............................
Net income.............................................................
                                                                         -----------  -----------       ------    -----------
DECEMBER 31, 1994......................................................       1,180       74,691          (429)
                                                                         -----------  -----------       ------    -----------
(Unaudited)
  Exercise of stock options............................................          20        1,146
  Issuance of common stock for earnout.................................           5          772
  Issuance of common stock for unearned stock compensation.............           5          644          (649)
  Amortization of unearned stock compensation..........................                                    149
  Tax benefits from employee stock compensation........................                    1,537
  Repayment of notes receivable for officers' shares...................                                    220
  Settlement of notes receivable for officers' shares with common stock
   (14,339 shares).....................................................                                     89           (89)
  Acquisition of treasury stock (10,000 shares)........................                                                  (71)
  Dividends paid ($0.10 per share).....................................
  Dividends declared ($0.05 per share).................................
  Foreign currency translation adjustments.............................
  Unrealized gain on assets available for sale.........................
  Net income...........................................................
                                                                         -----------  -----------       ------    -----------
  SEPTEMBER 30, 1995 (unaudited).......................................   $   1,210    $  78,790     $    (620)    $    (160)
                                                                         -----------  -----------       ------    -----------
                                                                         -----------  -----------       ------    -----------


                                                                                          TOTAL
                                                                          RETAINED    SHAREHOLDERS'
                                                                          EARNINGS       EQUITY
                                                                         -----------  -------------
NOVEMBER 1, 1992.......................................................   $            $    15,000
Net income.............................................................       3,735          3,735
                                                                         -----------  -------------
DECEMBER 31, 1992......................................................       3,735         18,735
                                                                         -----------  -------------
Cancellation of stock and notes receivable (Note 11)...................
Employee stock compensation (Note 11)..................................                      1,188
Dividends paid ($.35 per share)........................................      (3,875)        (3,875)
Conversion of convertible preferred stock (Note 2).....................                    --
Conversion of common stock (Note 2)....................................                    --
Issuance of common stock for acquisition (Note 2)......................                     51,433
Net income.............................................................      24,218         24,218
                                                                         -----------  -------------
DECEMBER 31, 1993......................................................      24,078         91,699
                                                                         -----------  -------------
Exercise of stock options (Note 11)....................................                      1,595
Issuance of common stock for acquisition (Note 2)......................                      4,320
Tax benefits from employee stock compensation..........................                      1,728
Repayments of notes receivable for officer's shares....................                        178
Dividends paid ($.15 per share)........................................      (3,441)        (3,441)
Dividends declared ($.05 per share)....................................      (1,179)        (1,179)
Foreign currency translation adjustments...............................         (62)           (62)
Net income.............................................................      18,748         18,748
                                                                         -----------  -------------
DECEMBER 31, 1994......................................................      38,144        113,586
                                                                         -----------  -------------
(Unaudited)
  Exercise of stock options............................................                      1,166
  Issuance of common stock for earnout.................................                        777
  Issuance of common stock for unearned stock compensation.............                    --
  Amortization of unearned stock compensation..........................                        149
  Tax benefits from employee stock compensation........................                      1,537
  Repayment of notes receivable for officers' shares...................                        220
  Settlement of notes receivable for officers' shares with common stock
   (14,339 shares).....................................................                    --
  Acquisition of treasury stock (10,000 shares)........................                        (71)
  Dividends paid ($0.10 per share).....................................      (2,398)        (2,398)
  Dividends declared ($0.05 per share).................................      (1,208)        (1,208)
  Foreign currency translation adjustments.............................         155            155
  Unrealized gain on assets available for sale.........................         256            256
  Net income...........................................................      14,855         14,855
                                                                         -----------  -------------
  SEPTEMBER 30, 1995 (unaudited).......................................   $  49,804    $   129,024
                                                                         -----------  -------------
                                                                         -----------  -------------

                See notes to consolidated financial statements.

                         AMRESCO, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                   TWO MONTHS    YEAR ENDED DECEMBER    NINE MONTHS ENDED
                                                                      ENDED              31,              SEPTEMBER 30,
                                                                  DECEMBER 31,   --------------------  --------------------
                                                                      1992         1993       1994       1994       1995
                                                                  -------------  ---------  ---------  ---------  ---------
                                                                                                           (UNAUDITED)
OPERATING ACTIVITIES:
Net income......................................................    $   3,735    $  24,218  $  18,748  $  18,680  $  14,855
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization...............................          581        2,955      3,028      2,198      2,694
    Loss (Gain) on discontinued operation (Note 9)..............                                1,645                (2,425)
    Write-off of intangible related to contract conclusion......                                2,827      2,827
    Deferred tax provision (benefit)............................         (603)      (1,650)       966      2,705      4,397
    Loss from disposition of premises and equipment.............           16                     198        692         78
    Employee stock compensation.................................                     1,188                              149
    Increase (decrease) in cash for changes in (exclusive of
     assets and liabilities acquired in business combinations):
      Accounts receivable.......................................      (10,417)       3,287     17,855     20,468     13,025
      Other assets..............................................           94       (3,848)     1,908      3,484     (3,894)
      Accounts payable..........................................        6,641       (4,924)    (4,768)    (6,614)      (630)
      Income taxes payable......................................        2,783       (2,699)       678      3,191     (1,507)
      Other liabilities.........................................       (2,191)      17,391     (4,137)    (2,782)   (21,588)
                                                                  -------------  ---------  ---------  ---------  ---------
        Net cash provided by operating activities...............          639       35,918     38,948     44,849      5,154
                                                                  -------------  ---------  ---------  ---------  ---------
INVESTING ACTIVITIES:
  Cash and cash equivalents acquired through BEI merger.........                    18,521
  Purchase of investment securities, net........................                                                    (27,222)
  Cash used for purchase of subsidiaries........................                              (17,830)   (17,830)    (1,295)
  Loans originated or purchased.................................                                                     (7,767)
  Purchase of asset portfolios..................................                   (36,894)   (62,580)   (33,196)  (139,123)
  Collections on asset portfolios...............................                     3,099     30,815     23,175     34,569
  Proceeds from sale of subsidiaries............................                                1,385      1,385      6,250
  Purchase of premises and equipment............................                      (852)    (2,141)    (2,091)    (1,627)
                                                                  -------------  ---------  ---------  ---------  ---------
        Net cash used in investing activities...................                   (16,126)   (50,351)   (28,557)  (136,215)
                                                                  -------------  ---------  ---------  ---------  ---------
FINANCING ACTIVITIES:
  Proceeds from notes payable, mortgage warehouse debt and
   nonrecourse debt.............................................        4,656       42,426     19,894      4,394    238,048
  Repayment of notes payable, mortgage warehouse debt and
   nonrecourse debt.............................................       (3,045)     (19,129)   (31,547)   (23,340)  (113,987)
  Payment of dividends..........................................                    (3,875)    (3,441)    (2,266)    (3,578)
  Stock options exercised.......................................                                1,595      1,381      1,166
  Tax benefit of employee stock compensation....................                                1,728      1,652      1,537
  Acquisition of treasury stock.................................                                                        (71)
  Repayment of notes receivable for officer's shares............                                  178        178        220
                                                                  -------------  ---------  ---------  ---------  ---------
        Net cash provided by (used in) financing activities.....        1,611       19,422    (11,593)   (18,001)   123,335
                                                                  -------------  ---------  ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents............        2,250       39,214    (22,996)    (1,709)    (7,726)
Cash and cash equivalents, beginning of period..................        1,978        4,228     43,442     43,442     20,446
                                                                  -------------  ---------  ---------  ---------  ---------
Cash and cash equivalents, end of period........................    $   4,228    $  43,442  $  20,446  $  41,733  $  12,720
                                                                  -------------  ---------  ---------  ---------  ---------
                                                                  -------------  ---------  ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURES:
  Interest paid.................................................    $       5    $     678  $   1,533  $   1,466  $   2,912
  Income taxes paid.............................................                    23,460      8,507      3,619      2,990
  Conversion of convertible preferred stock to common stock.....                    12,696
  Common stock issued for purchase of subsidiary................                                4,320      4,320        777
  Common stock issued for unearned stock compensation...........                                                        649
  Holliday Fenoglio earnout liability...........................                                3,883
  Notes receivable received in connection with sale of
   subsidiary...................................................                                  818        818

                See notes to consolidated financial statements.

                         AMRESCO, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE PERIODS
                ENDED SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION -- On December 31, 1993, AMRESCO, INC., formerly BEI Holdings, Ltd. (BEI), merged with AMRESCO Holdings, Inc. (Holdings). The merger was accounted for as a "reverse acquisition" whereby Holdings was deemed to have acquired BEI for financial reporting purposes. However, BEI, renamed AMRESCO, INC. on May 23, 1994, remains the continuing legal entity and registrant for Securities and Exchange Commission filing purposes. Consistent with the reverse acquisition accounting treatment, the historical financial statements of AMRESCO, INC. presented for the year ended December 31, 1993, and the two months ended December 31, 1992, are the consolidated financial statements of Holdings and differ from the consolidated financial statements of BEI as previously reported. The operations of BEI have been included in the financial statements from the date of acquisition. AMRESCO, INC. (the Company) is engaged primarily in the business of portfolio acquisition, asset management and resolution, loan origination/underwriting, servicing and real estate brokerage.

    PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company, its subsidiaries and its controlled joint ventures. Significant intercompany accounts and transactions have been eliminated in consolidation.

    REVENUE AND EXPENSE RECOGNITION -- Asset management and resolution fees from management contracts are based on the amount of assets under management and the net proceeds from the resolution of such assets, respectively, and are recognized as earned. Expenses incurred in managing and administering the assets subject to management contracts are charged to expense as incurred. Asset resolution fees are accrued based on estimated collections and related costs. Differences between estimated and actual amounts are recorded in the period of determination. Loan placement fees, commitment fees, loan servicing fees and real estate brokerage commissions are recognized as earned. Placement and servicing expenses are charged to expense as incurred.

    CASH EQUIVALENTS -- Cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

    INVESTMENT SECURITIES -- Investment Securities consist of short-term investments such as Treasury bills, Federal agency securities and commercial paper with a maturity of three months or less. The Company has the intent and ability to hold these investments to maturity and are carried at amortized cost. Because of the short maturities, cost estimates fair value. All investment securities are pledged as collateral under the investment loan agreement. See
Note 5.

    RECEIVABLES -- Receivables are recognized as earned according to the respective management contracts. Included in accounts receivable are other amounts due as reimbursement for certain expenses incurred or for funds advanced on behalf of its customers. Receivables are due primarily from the Federal Deposit Insurance Corporation (FDIC), the Resolution Trust Company (RTC) and other customers. The Company's exposure to credit loss in the event that payment is not received for revenue recognized equals the balance of accounts receivable in the balance sheet.

    MORTGAGE BANKING ACTIVITIES -- Mortgage loans held for sale are carried at the lower of cost or market. Market is determined on an individual loan basis based upon the estimated fair value of similar loans for the month of expected delivery.

    Statement of Financial Accounting Standards (SFAS) No. 122, "Accounting for Mortgage Servicing Rights" (an amendment of SFAS No. 65), which is effective for the fiscal year 1996, requires mortgage banking enterprises to recognize as separate assets rights to service mortgage loans for others, whether such

                         AMRESCO, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) rights are originated by the Company's own mortgage banking activities or purchased from others. The Company will adopt SFAS No. 122 effective January 1, 1996, and expects that the impact of such adoption will be insignificant to its financial condition and results of operations.

    INVESTMENT IN ASSET PORTFOLIOS -- The Company classifies its investments in asset portfolios as: loans, partnerships and joint ventures, real estate, and asset-backed securities. The original cost of an asset portfolio is allocated to individual assets within that asset portfolio based on their relative fair value to the total purchase price. The difference between gross estimated cash flows from loans and asset-backed securities and its present value is accrued using the level yield method. The Company accounts for its investments in partnerships and joint ventures using the equity method which generally results in the pass-through of the Company's pro rata share of earnings as if the Company had a direct investment in the underlying loans. Real estate is accounted for at the lower of cost or estimated fair value. Gains and losses on the sale or collection of specific assets are recognized on a specific identification basis. Loans, partnerships and joint ventures, and real estate are carried at the lower of cost or estimated fair value. The Company's investments in asset-backed securities are classified as available for sale and are carried at estimated fair value determined by discounting estimated cash flows at current market rates. Any unrealized gains (losses) on asset-backed securities are excluded from earnings and reported as a separate component of shareholders' equity, net of tax effects.

    Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS 118, which is effective for fiscal year 1995, requires creditors to evaluate the collectibility of both contractual interest and principal of loans when assessing the need for a loss accrual. Impairment is measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral, less estimated selling costs, if the loan is collateral dependent and foreclosure is probable. In management's judgment, because all loans are purchased at substantial discounts, the adoption of SFAS 114 will have an insignificant impact on the Company's financial condition and results of operations. As of January 1, 1995, the Company adopted the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" as amended by SFAS 118.

    PREMISES AND EQUIPMENT -- Premises and equipment are stated at cost less accumulated depreciation. The related assets are depreciated using the straight-line method over their estimated service lives, which range from three to twenty years. Improvements to leased property are amortized over the life of the lease or the life of the improvement, whichever is shorter.

    INTANGIBLE ASSETS -- Intangible assets represent the excess of purchase price over the fair market value of net assets acquired in connection with the purchases described in Note 2. These intangible assets, principally goodwill, servicing rights and contracts acquired, are amortized using the straight-line method over periods ranging from one to fifteen years. The Company periodically assesses the recoverability of intangible assets and estimates the remaining useful life by reviewing projected results of acquired operations, servicing rights and contracts.

    INCOME TAXES -- The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred taxes are recorded for temporary differences between the bases of assets and liabilities as recognized by tax laws and their bases as reported in the financial statements.

    EARNINGS PER SHARE -- Earnings per share is computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding. The weighted average number of shares outstanding for the years ended December 31, 1993 and the two months ended December 31, 1992, is based on the number of BEI shares of common stock and equivalents exchanged for Holdings shares (see Note 2) and assumes the retroactive conversion of the preferred stock.

                         AMRESCO, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    FOREIGN OPERATIONS -- The Company has foreign subsidiaries located in Canada. Assets and liabilities of the foreign subsidiaries are translated into United States dollars at the prevailing exchange rate on the balance sheet date. Revenue and expense accounts for these subsidiaries are translated using the weighted average exchange rate during the period. These translation methods give rise to cumulative foreign currency translation adjustments which are reported as a separate component of equity.

    INTERIM FINANCIAL INFORMATION -- The accompanying unaudited consolidated financial statements of AMRESCO, INC. and subsidiaries (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month periods ended September 30, 1994 and 1995, are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

    RECLASSIFICATIONS -- Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

2.  ACQUISITIONS AND ORGANIZATION
    On November 20, 1992, a Stock Sale Agreement (the Agreement) was entered into by AMRESCO Acquisition Corporation (Acquisition), an entity formed by CGW Southeast Partners, L.P. I and II, to purchase the stock of Asset Management Resolution Company and AMRESCO Holdings, Inc. effective as of October 31, 1992. Acquisition and Holdings were merged, and Acquisition was renamed AMRESCO Holdings, Inc. Prior to the transaction, the acquired companies were wholly owned by NationsBank Corporation (the Seller). Additional payments were made to the Seller based on Holdings' earnings. The Seller was entitled to 25% of pretax income of Holdings in excess of certain agreed upon levels through June 30, 1997. Amounts paid and charged to expense under the Agreement during the two months ended December 31, 1992 and the year ended December 31, 1993 were $1,529,000 and $3,037,000, respectively. Certain provisions of the Agreement related to the additional payments to the Seller were amended effective April 1, 1993, which replaced the earnout provisions with a rebate of 12.25% of revenues from an asset management contract with the Seller through June 30, 1997. During 1993 and 1994, rebates of $7,347,000 and $6,437,000, respectively, were accrued and charged against revenues in the period the revenues were earned. See Note 3.

    The assets purchased and liabilities assumed as of October 31, 1992, were as follows (in thousands):

Cash and cash equivalents.........................................  $   1,978
Accounts receivable...............................................     19,843
Intangible assets.................................................      4,748
Other assets......................................................      6,771
Liabilities.......................................................    (16,659)
                                                                    ---------
    Net assets acquired...........................................  $  16,681
                                                                    ---------
                                                                    ---------

    On December 31, 1993, BEI merged with Holdings. The merger was accomplished first by converting each outstanding share of Holdings' convertible preferred stock into 4.91 shares of Holdings common stock. Each share of Holdings common stock was then exchanged for 10.03 shares of BEI common stock for a total of 11,120,530 shares, resulting in Holdings becoming a subsidiary of BEI. The purchase price, determined

                         AMRESCO, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. ACQUISITIONS AND ORGANIZATION (CONTINUED) based on the fair market value of the stock exchanged plus direct acquisition costs, was allocated to the BEI assets and liabilities acquired based on their fair market value at the date of acquisition. The BEI assets purchased and liabilities assumed as of December 31, 1993, were as follows (in thousands):

Cash and cash equivalents.........................................  $  18,521
Accounts receivable...............................................     12,426
Net deferred tax asset............................................     14,450
Intangible assets.................................................      6,566
Other assets......................................................     12,856
Liabilities.......................................................    (13,386)
                                                                    ---------
    Net assets acquired...........................................  $  51,433
                                                                    ---------
                                                                    ---------

    Effective August  1, 1994,  the Company  acquired substantially  all of  the assets of Holliday Fenoglio Dockerty & Gibson, Inc. and certain of its affiliates (Holliday Fenoglio), which are originators and servicers of commercial mortgages, for a maximum of approximately $33,000,000, based upon an initial payment of $17,280,000 in cash and $4,320,000 in stock, and three additional annual earnout payments if targeted earnings are met or exceeded in 1994, 1995 and 1996. For the period ended December 31, 1994, $3,883,000 was accrued for the current year earnout payment. The transaction has been accounted for as an asset purchase. The purchase price, determined based on the cash paid, the fair market value of the Company stock issued and direct acquisition costs, was allocated to the Holliday Fenoglio assets acquired based on the fair market value at the date of acquisition. The Holliday Fenoglio assets purchased, including acquisition costs, as of August 1, 1994, were as follows (in thousands):

Premises and equipment.............................................  $   1,015
Loan servicing rights..............................................      2,200
Goodwill and non-compete agreement.................................     18,907
Other assets.......................................................         78
                                                                     ---------
    Net assets acquired............................................  $  22,200
                                                                     ---------
                                                                     ---------

    The following pro forma consolidated results of operations for the twelve months ended December 31, 1993 and 1994 are presented as if the acquisitions of Holliday Fenoglio and BEI occurred on January 1, 1993 (in thousands, except per share data):

                                                                           1993        1994
                                                                        ----------  ----------
Revenues..............................................................  $  222,489  $  174,017
Net Income............................................................      25,913      19,661
Earnings per share....................................................        1.14         .82

    Effective June 30, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of CKSRS Housing Group, Ltd., a Miami,
Florida-based commercial mortgage banking company specializing in the origination, sale and servicing of multifamily mortgages in Florida, for $1,287,000. As of June 30, 1995, the purchase price was allocated as follows (in thousands):

Mortgage servicing asset............................................  $     300
Equipment, furniture and fixtures...................................         10
Goodwill and non-compete agreement..................................      1,032
Liabilities.........................................................        (55)
                                                                      ---------
    Net assets of acquired company..................................  $   1,287
                                                                      ---------
                                                                      ---------

    The shown allocation of the purchase price is based on the best available information and is subject to adjustment.

                         AMRESCO, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  ACQUISITIONS AND ORGANIZATION (CONTINUED)
    On September 13, 1995, the Company signed a definitive agreement to acquire from EQ Services, Inc. 22 contracts to service a total of $6.2 billion in commercial real estate mortgages. The closing of the transaction is subject to the satisfaction of certain customary conditions.

    On October 11, 1995, the Company signed a definitive agreement with Acacia Realty Advisors, Inc. to acquire 16 pension fund advisory contracts. The closing of the transaction is subject to the satisfaction of certain customary conditions.

3.  ASSET MANAGEMENT CONTRACTS
    The Company provides asset management and resolution services for private investors, financial institutions, and government agencies. Generally, the contracts provide for the payment of a fixed management fee which is reduced proportionately as managed assets decrease, a resolution fee using specified percentage rates based on net cash collections and an incentive fee for resolution of certain assets. Asset management and resolution contracts are of a finite duration, typically 3-5 years. Unless new assets are added to these contracts during their terms, the amount of total assets under management decreases over the terms of these contracts. The FDIC contract expired on January 31, 1995. During 1994 all the existing asset management contracts with the RTC expired.

    On August 31, 1994, the Company and NationsBank Corporation concluded their asset management contract (NationsBank Contract). The NationsBank Contract had an original term expiring in June 1997 and, as provided, the Company received an early conclusion fee of $10.0 million which is included in other revenues. One-time expenses related to the NationsBank Contract conclusion included incentive compensation of $1.2 million and $2.8 million for related intangible write-offs.

    Revenues from the Company's three largest customers, NationsBank Corporation, the FDIC and the RTC, constituted 45%, 39% and 10%, respectively, for the two months ended December 31, 1992, 46%, 39% and 6%, respectively, for the year ended December 31, 1993, and 38%, 36% and 6% of total asset management fees, respectively, for the year ended December 31, 1994.

4.  OTHER ASSETS
    The following table summarizes the components of other assets at December 31, 1993 and 1994, (in thousands):

                                                                             1993       1994
                                                                           ---------  ---------
Investments held for sale................................................  $   1,637  $     468
Mortgages/Notes receivable...............................................      1,710      2,236
Deferred compensation agreements with former officers....................      1,072      1,629
Income taxes receivable..................................................      2,849      1,135
Prepaid expenses.........................................................        939        412
Other....................................................................      1,999      2,210
                                                                           ---------  ---------
    Total other assets...................................................  $  10,206  $   8,090
                                                                           ---------  ---------
                                                                           ---------  ---------

    Deferred compensation agreements include notes from two former officers of BEI, who are currently directors, which were executed prior to its acquisition by the Company. The amounts due represent the present value of non-interest bearing notes due in 2006 and 2007 for advances for premiums on split-dollar life insurance policies owned by the two directors. Cash surrender values of approximately $607,000 and $850,000 at December 31, 1993 and 1994 respectively, collateralize these notes, and the Company is a beneficiary under the life insurance policies to the extent of total premiums advanced. Included in other liabilities at December 31, 1993 and 1994 is $900,000 and $1,331,000,
respectively, representing the present

                         AMRESCO, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.  OTHER ASSETS (CONTINUED)
value of the Company's obligation to make future premium payments on such life insurance policies. Included in mortgages/notes receivable are unsecured notes from these former officers totaling $525,000 due in 1995 and bearing interest at 8 1/2%.

5.  NOTES PAYABLE, MORTGAGE WAREHOUSE DEBT AND NONRECOURSE DEBT
    Notes payable, mortgage warehouse debt and nonrecourse subordinated debt at December 31, 1993 and 1994, and September 30, 1995 consist of the following (in thousands):

                                                                         DECEMBER 31,
                                                                     --------------------  SEPTEMBER 30,
                                                                       1993       1994         1995
                                                                     ---------  ---------  -------------
Revolving credit line agreement with NationsBank of Texas, N.A.
 (the Bank) for:
  Advances on a 30 day term at 7 5/8%..............................                         $    72,000
  Advances at 8 3/4%...............................................                               5,000
Revolving credit line agreement with the Bank for:
  Advance on a 182 day term at a 8 3/8%............................             $   8,000
  Advance at a prime rate of 8 1/2%................................                 7,500
  Senior note payable to the Bank with interest at their prime rate plus 1 1/2% payable monthly; collateralized by the investment in asset portfolio. Monthly principal payments are the greater of
   90% of the net cash flow of the portfolio or a minimum payment as defined in the note. The note required that $2,000,000 in cash and cash equivalents be maintained as a compensating
   balance with the Bank...........................................  $  21,953
  Revolving investment loan agreement with the Bank at 2%..........                              27,222
  Other notes payable..............................................        160
                                                                     ---------  ---------  -------------
    Total notes payable............................................  $  22,113  $  15,500   $   104,222
                                                                     ---------  ---------  -------------
                                                                     ---------  ---------  -------------
Mortgage warehouse debt payable to the Bank at 7 13/16%............                         $     2,702
                                                                                           -------------
                                                                                           -------------
Mortgage warehouse debt payable at 8 33/50%........................                         $     2,991
                                                                                           -------------
                                                                                           -------------
Nonrecourse debt payable to two financial services companies.......  $   6,000  $     959   $    30,605
                                                                     ---------  ---------  -------------
                                                                     ---------  ---------  -------------

    A subsidiary of the Company had a nonrecourse subordinated note payable to a financial services company collateralized by a second security interest in the investment in asset portfolio. The note bears basic interest at the 90 day LIBOR plus 4 1/2% (7 7/8% and 11% at December 31, 1993 and December 30, 1994,
respectively) payable monthly. Principal payments are due monthly, equal to 10% of the net portfolio cash flow with the remaining outstanding balance due December 30, 1996. The note is nonrecourse to the borrowing entity and the Company. After repayment of the outstanding principal and basic interest, contingent interest to provide the lender a 15% compounded rate is due from any available net portfolio cash flow. Additionally, after the above payments are made, and the subsidiary has recovered $6,337,000 (representing its equity in the asset portfolio at December 31, 1993, the date of the loan, and capitalized costs), the lender is entitled to receive 6% of the net portfolio cash flow. The principal balance was fully repaid at January 31, 1995.

                         AMRESCO, INC. AND SUBSIDIARIES

5.  NOTES PAYABLE, MORTGAGE WAREHOUSE DEBT AND NONRECOURSE DEBT (CONTINUED)
    On November 2, 1994, the Company entered into a $50,000,000 revolving credit agreement with the Bank, which matures and is payable in full on April 30, 1996. The line was temporarily increased to $75,000,000 until a greater revolver could be established. The borrowing terms, including interest, may be selected by the Company and tied to either the Bank's floating prime (8 1/2% at December 30, 1994) or, for advances on a term basis up to approximately 180 days, a rate equal to an adjusted LIBOR rate plus 150 basis points (8 1/2% at December 30, 1994 for a term of 180 days). Interest is payable monthly and at the end of each advance period as to the amounts with respect to which LIBOR is applicable. A facility fee equal to 3/8% of the average daily unused portion of the line is payable quarterly in arrears. As part of the agreement, the Company is subject to both positive and negative covenants, such as liquidity maintenance, tangible net worth requirements and minimum consolidated net income before taxes, depreciation, amortization and interest. The credit line is secured by a pledge of all stock of substantially all of the subsidiaries of the Company. The Company has outstanding letters of credit totaling $833,000 at December 31, 1994, which reduce the available revolving line. This line of credit was terminated with the new $175,000,000 revolving loan agreement described below.

    Prior to entering into the revolving credit agreement described above, Holdings maintained a $35,000,000 line of credit with the Bank which bore interest at their prime rate plus 1/2%. This line of credit was terminated with the $50,000,000 revolving credit agreement.

    On January 20, 1995, the Company entered into a $35,000,000 revolving investment loan agreement with the Bank. Proceeds of the loan are used to acquire short-term investments which secure the loan. Interest is computed based on market rates adjusted for the Company's credited funds at the Bank.

    On April 28, 1995, a wholly-owned subsidiary of the Company entered into a $25,000,000 revolving credit loan agreement with the Bank to facilitate mortgage loan underwriting and origination. The stated interest rate for this line is the Bank's floating prime rate (8 3/4% at September 30, 1995); however, the Company may elect to have up to three traunches of debt bear interest at adjusted 30-day LIBOR rate plus 2% (7 13/16% at September 30, 1995 for a term of 30 days), and interest is payable monthly. Principal payments on the note are due monthly, and are equal to the aggregate amount of all principal payments received by the borrowing entity with respect to mortgage loan underwriting and origination. The loan is collateralized by the mortgage loans and the borrowing entity/servicers collection accounts.

    On July 27, 1995, two wholly-owned subsidiaries of the Company jointly entered into a $27,500,000 nonrecourse term loan agreement with a financial services company to finance investments in Asset Portfolios. The loan is collateralized by a security interest in the investments in asset portfolios of the subsidiaries. The stated interest rate for this debt is the financial company's floating prime rate plus 1 1/2% (10 1/4% at July 27, 1995); however, the borrowing entities may elect to have up to three traunches of debt bear interest at adjusted LIBOR rate plus 3% (8 15/16 at July 27, 1995 for a term of 180 days), with the term of each traunche to be up to 180 days. Interest is payable monthly. Principal payments are due monthly and are equal to 90% of the net portfolio cash flow for the preceding month. Additional principal reductions may be required on a quarterly basis to meet minimum principal payment requirements. The loan is nonrecourse to the Company and matures on July 31, 1998. As part of the agreement, the borrowing entities and the Company are subject to both positive and negative covenants.

    On August 15, 1995, a wholly-owned subsidiary of the Company entered into a mortgage warehouse agreement with a funding corporation to facilitate multi-family mortgage loan underwriting and origination. The stated interest rate for this line is an adjusted 30-day LIBOR rate plus 3% (8 33/50% at September 30, 1995), and interest and principal are payable upon the receipt of the proceeds of the sale or other disposition of related mortgage loans. The loan is secured by the mortgage loans originated by the Company and held for sale under the facility. The Company is a guarantor on this facility. At September 30, 1995, an advance of $2,991,000 was outstanding at an interest rate of 8 33/50%.

                         AMRESCO, INC. AND SUBSIDIARIES

5.  NOTES PAYABLE, MORTGAGE WAREHOUSE DEBT AND NONRECOURSE DEBT  (CONTINUED)
    On September 27, 1995, a wholly-owned subsidiary of the Company entered into a $8,696,000 Global Master Repurchase Agreement to support the purchase of certain commercial mortgage pass-through certificates. The Agreement bears interest at a rate based on LIBOR (7 3/8% at September 30, 1995) payable monthly. This facility is secured by the commercial mortgage pass-through certificates and repayment of principal is based on cash flow from such securities.

    On September 29, 1995, the Company entered into a $175,000,000 revolving loan agreement with a syndicate of banks, led by the Bank which matures and is payable in full on September 29, 1997. By its terms, the revolving loan agreement has two primary components, $75,000,000 available under a corporate facility (including $25,000,000 under a temporary bridge facility) and $100,000,000 available under a portfolio facility. The syndicate's current commitment under the revolving loan agreement is limited to a total of $127,500,000; $68,900,000 under the corporate facility and $58,600,000 under the portfolio facility. The additional amounts under the revolving loan agreement would become available to the Company upon the participation by additional financial institutions in the syndicate for the loan and upon an increase in the Company's borrowing base under this agreement. There can be no assurance that such events will occur. The borrowing terms, including interest, may be selected by the Company and tied to either the Bank's variable rate (8 3/4% at September 30, 1995) or, for advances on a term basis up to approximately 180 days, a rate equal to an adjusted LIBOR rate (7 5/8% at September 30, 1995 for a term of 180 days). Interest is payable quarterly and at the end of each advance period as to the amounts with respect to which LIBOR is applicable. The revolving loan agreement is secured by substantially all of the assets of the Company not pledged under other credit facilities, including stock of a majority of the Company's subsidiaries held by the Company. The revolving loan agreement requires the Company to meet certain financial tests, including minimum consolidated tangible net worth, maximum consolidated funded debt to consolidated capitalization ratio, minimum fixed charge coverage ratio, minimum interest coverage ratio, maximum consolidated funded debt to consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio and maximum corporate facility outstanding to consolidated EBITDA ratio. The revolving loan agreement contains covenants that, among other things, will limit the incurrence of additional indebtedness, investments, asset sales, loans to shareholders, dividends, transactions with affiliates, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. On September 7, 1995, the Company entered into an interest rate swap agreement to hedge a portion of this debt agreement. The swap agreement has a notional amount of $25,000,000 and requires payment of interest by the Company at a fixed rate of 5 4/5% and receipt of interest by the Company at a floating rate equal to 30-day LIBOR.

6.  INCOME TAXES
    Income tax expense (benefit) consists of the following for the two months ended December 31, 1992, and the years ended December 31, 1993, and 1994, (in thousands):

                                                                            1992       1993       1994
                                                                          ---------  ---------  ---------
Current:
  Federal...............................................................  $   2,200  $  14,533  $   9,665
  State.................................................................        583      3,096      2,609
                                                                          ---------  ---------  ---------
    Total current tax expense...........................................      2,783     17,629     12,274
Deferred tax expense (benefit)..........................................       (603)    (1,650)       966
                                                                          ---------  ---------  ---------
    Total income tax expense............................................  $   2,180  $  15,979  $  13,240
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------

                         AMRESCO, INC. AND SUBSIDIARIES

6.  INCOME TAXES (CONTINUED)
    The net deferred tax asset at December 31, 1993 and 1994, consists of the tax effects of temporary differences related to the following (in thousands):

                                                                                      1993       1994
                                                                                    ---------  ---------
Accounts receivable...............................................................  $     221  $   1,386
Premises and equipment............................................................        277        235
Intangible assets.................................................................      3,483      2,691
Investment in subsidiaries........................................................      2,097        930
Accrued employee compensation.....................................................      1,911      3,261
Net operating loss carryforwards..................................................      8,140      6,775
AMT credit carryforwards..........................................................        602        602
Other.............................................................................      2,117      2,002
                                                                                    ---------  ---------
  Total deferred tax asset before valuation allowance.............................     18,848     17,882
  Valuation allowance.............................................................       (675)      (675)
                                                                                    ---------  ---------
Net deferred tax asset............................................................  $  18,173  $  17,207
                                                                                    ---------  ---------
                                                                                    ---------  ---------

    A reconciliation of income taxes on reported pretax income at statutory rates to actual income tax expense for the two months ended December 31, 1992, and the years ended December 31, 1993 and 1994, is as follows (in thousands):

                                                                            1992       1993       1994
                                                                          ---------  ---------  ---------
Income tax at statutory rates...........................................  $   2,011  $  14,069  $  11,196
State income taxes, net of Federal tax benefit..........................        169      1,910      1,606
Other...................................................................                              438
                                                                          ---------  ---------  ---------
  Total income tax expense..............................................  $   2,180  $  15,979  $  13,240
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------
Income tax expense attributable to continuing operations................  $   2,279  $  17,371  $  14,753
Income tax benefit attributable to discontinued operations..............        (99)    (1,392)    (1,513)
                                                                          ---------  ---------  ---------
  Total income tax expense..............................................  $   2,180  $  15,979  $  13,240
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------

    As a result of the acquisition of BEI, the Company has available for its use BEI's net operating loss carryforwards existing at the acquisition date. The Company is limited to utilizing approximately $4,245,000 of such losses annually. The following are the expiration dates and the approximate net operating loss carryforwards at December 31, 1994, (in thousands):

EXPIRATION DATE                                                             AMOUNT
-------------------------------------------------------------------------  ---------
1995.....................................................................  $     812
1996.....................................................................        739
1997.....................................................................      2,325
1998.....................................................................      2,818
1999.....................................................................      1,333
2001.....................................................................      3,516
2002.....................................................................      2,071
2003.....................................................................      1,459
2006.....................................................................        372
2007.....................................................................      2,867
                                                                           ---------
                                                                           $  18,312
                                                                           ---------
                                                                           ---------

                         AMRESCO, INC. AND SUBSIDIARIES

7.  PAYABLE TO PARTNERS
    Payable to  partners  represents amounts  owed  to Esther  Ritz  Corporation
(Ritz) and other partners for their shares of the undistributed earnings of various joint ventures and partnerships. The consolidated balance sheets at December 31, 1993 and 1994, include the accounts of BEI-Ritz Joint Venture #1 and BEI-Ritz Joint Venture #2 (the Joint Ventures) of which the Company owns a controlling interest. The Joint Ventures were formed in 1991 between BEI and Ritz to participate in the bidding for contracts for the management and disposition of assets owned by the RTC. The Joint Ventures make distributions to the Company and to Ritz as cash is collected on the RTC contracts.

8.  OTHER LIABILITIES
    The following table summarizes the components of other liabilities at December 31, 1993 and 1994, (in thousands):

                                                                             1993       1994
                                                                           ---------  ---------
Accrued earnout (Note 2).................................................  $       0  $   3,883
Deferred compensation obligations (Note 4)...............................        900      1,331
Dividends payable........................................................        560      1,179
Lease abandonment accrual................................................      1,250        964
Other....................................................................      3,942      5,507
                                                                           ---------  ---------
    Total other liabilities..............................................  $   6,652  $  12,864
                                                                           ---------  ---------
                                                                           ---------  ---------

9.  DISCONTINUED OPERATION
    The Company adopted a plan on December 1, 1994, to discontinue its data processing operations for the banking and asset management industry, to sell the discontinued subsidiary, AMRESCO Services, Inc., or most of the assets of that subsidiary, by June 30, 1995. The net liabilities of the subsidiary at December 31, 1994, were as follows (in thousands):

Accounts receivable................................................  $     666
Premises and equipment and other assets............................        341
Liabilities........................................................       (718)
Reserve for losses on discontinued operations......................     (1,243)
                                                                     ---------
    Net liabilities of discontinued subsidiary.....................  $    (954)
                                                                     ---------
                                                                     ---------

    Gross revenues applicable to the discontinued operations were $957,000, $5,500,000 and $4,542,000 for the two months ended December 31, 1992, the year ended December 31, 1993, and the eleven months ended November 30, 1994, respectively. The loss from the discontinued operations for the period December 1, 1994 to December 31, 1994 was $95,000, net of $63,000 income tax benefit.

    On June 16, 1995, the Company sold substantially all of the assets of AMRESCO Services, Inc., for $6,250,000 in cash with a gain of approximately $2,425,000, or $0.10 per share, net of certain transaction costs and $1,617,000 provision for income taxes. The book values of the net assets sold in the transaction were as follows (in thousands; unaudited):

Cash.................................................................  $     283
Accounts receivable..................................................        293
Premises and equipment...............................................        302
Other assets.........................................................         65
Liabilities..........................................................       (199)
                                                                       ---------
    Net assets of discontinued subsidiary............................  $     744
                                                                       ---------
                                                                       ---------

                         AMRESCO, INC. AND SUBSIDIARIES

10. SALE OF ASSETS
    During 1994, the Company sold to outside parties substantially all of the assets of its EnterChange division, acquired December 31, 1993 with the acquisition of BEI, for approximately $1,500,000 in cash and $818,000 in promissory notes. The sale of the EnterChange division is not expected to have any material financial impact on the Company.

11. COMMON STOCK
    The Company has incentive stock option plans for the benefit of key individuals, including its directors, officers and key employees. In connection with the merger of BEI and Holdings (See Note 2), certain granted options became fully vested. The plans are administered by a committee of the Board of Directors. The plans were adjusted to reflect the conversion of each share of Holdings common stock into 10.03 shares of the Company's stock for the two months ended December 31, 1992 and the years ended December 31, 1993. Stock option activity under the plans for the two months ended December 31, 1992 and the years ended December 31, 1993 and 1994 is as follows:

                                                                 NUMBER OF   OPTION PRICE PER
                                                                   SHARES         SHARE
                                                                 ----------  ----------------
Options outstanding at November 1, 1992........................      --
  Granted......................................................     411,230             $0.60
                                                                 ----------  ----------------
Options outstanding at December 31, 1992.......................     411,230             $0.60
  Granted......................................................     431,290             $3.50
  Canceled.....................................................     (70,210)            $0.60
  Acquired company options outstanding.........................   1,321,790    $2.25 to $4.50
                                                                 ----------  ----------------
Options outstanding at December 31, 1993.......................   2,094,100    $0.60 to $4.50
  Granted......................................................     500,000    $7.00 to $8.94
  Exercised....................................................    (711,590)   $0.60 to $3.50
  Forfeited....................................................     (10,060)            $3.50
                                                                 ----------  ----------------
Options outstanding at December 31, 1994.......................   1,872,450    $0.60 to $8.94
                                                                 ----------  ----------------
                                                                 ----------  ----------------
Options exercisable at December 31, 1994.......................   1,455,256    $0.60 to $8.94
                                                                 ----------  ----------------
                                                                 ----------  ----------------
Options available for grant at December 31, 1994...............     501,766
                                                                 ----------
                                                                 ----------

    At December 31, 1994, the Company has reserved a total of 2,374,216 shares of common stock for exercise of stock options.

    A stock subscription agreement and related shareholders' agreement (the Stockholder Agreements) were entered into by the Company with various officers and other parties (the Subscribers) on December 9, 1992. Such Stockholder Agreements state that the Subscribers agreed to purchase a set number of shares of capital stock, as defined. The purchase price was based on a purchase price of $6.00 per share of common stock ($.60 per share after effect of the conversion into Company stock). Certain executive officers purchased common stock with cash and promissory notes. The notes accrue interest at 6% per annum and are due and payable in December 2002 or within one year of termination of employment. The shares are subject to certain restrictions and repurchase rights pursuant to the Stockholder Agreements. In the event of termination prior to December 2002, the Company could cancel unvested shares by canceling related indebtedness based on the original issue price. Originally, 50% of the notes were vested based upon performance and the remainder were time notes. As a result of the merger with BEI, the performance notes were converted into time notes. The conversion of the notes resulted in additional compensation expense recorded during 1993 of $1,188,000. In addition, the shares are now fully vested. The notes are secured by the

                         AMRESCO, INC. AND SUBSIDIARIES

11. COMMON STOCK (CONTINUED)
stock acquired and are nonrecourse to the Subscribers. The notes are classified as a reduction of shareholders' equity for financial reporting purposes. During 1993, $179,000 in notes receivable for officers' shares and the related common stock were canceled. During 1994, a $178,000 note receivable was repaid.

    On February 6, 1995, the Company's Board of Directors authorized the repurchase of up to $6,000,000 of its common stock from time to time through February 6, 1996. Any purchases, if made, would be in the open market at prevailing prices or in privately negotiated transactions. The repurchased shares would be held for existing or future stock option or employee benefit plans and for possible stock splits or dividends.

12. EMPLOYEE COMPENSATION AND BENEFITS
    Accrued employee compensation and benefits at December 31, 1993 and 1994, includes amounts for incentive compensation, severance and benefits. Certain employees are eligible to receive a bonus from a pool computed on 20% to 25% of pretax income over predetermined minimum earning levels. In addition, certain employees are covered by severance plans in the event their employment is terminated due to reductions in the workforce. The Company accrues for such costs over the service period. At December 31, 1993 and 1994, a total of $6,777,000 and $5,144,000, respectively, was accrued for costs incurred or expected to be incurred under the severance plans of continuing operations.

    Effective January 1, 1993, the Company adopted the AMRESCO Retirement Savings and Profit Sharing Plan (the Plan). The Plan qualifies under Section 401(k) of the Internal Revenue Code and incorporates both a savings component and a profit sharing component for eligible employees. As determined each year by the Board of Directors, the Company may match the employee contribution up to 6% of their base pay based on the Company's performance. For 1994, the matching contribution was set at $.50 for each $1.00 contributed by the employees. In addition to the matching savings contribution, the Company provides an annual contribution to the profit sharing retirement component of the Plan on behalf of all eligible employees. This portion of the Plan has been subsequently amended to assure that the Company is not required to make an employer profit sharing contribution to the Plan after 1993. However, it is anticipated that some level of profit sharing contribution will continue in future periods. For the years ended December 31, 1993 and 1994, the Company made profit sharing contributions of $1,700,000 and $1,312,000, respectively. Allocation of the Company's contribution will be based on a percentage of an employee's "weighted total pay." Weighted total pay places a stronger emphasis on the age of the employee and provides an increasingly larger profit sharing contribution as an employee nears retirement.

13. COMMITMENTS AND CONTINGENCIES
    The Company is committed to pay additional consideration to former owners of an acquired subsidiary based on financial performance during 1994, 1995 and 1996. See Note 2.

    The Company has entered into non-cancelable operating leases covering office facilities which expire at various dates through 2000. Certain of the lease agreements provide for minimum annual rentals with provisions to increase the rents to cover increases in real estate taxes and other expenses of the lessor. The Company also has cancelable leases on equipment which expire on various dates through 1998. The total rent expense for the two months ended December 31, 1992, and the years ended December 31, 1993 and

                         AMRESCO, INC. AND SUBSIDIARIES

13. COMMITMENTS AND CONTINGENCIES (CONTINUED)
1994, was approximately $876,000,  $3,116,000 and $4,386,000, respectively.  The future minimum annual rental commitments under non-cancelable agreements having a remaining term in excess of one year at December 31, 1994 are as follows (in thousands):

Year Ended December 31,
  1995..............................................................  $   1,686
  1996..............................................................      1,509
  1997..............................................................      1,233
  1998..............................................................        814
  1999..............................................................        485
  Thereafter........................................................        149

    The Company is a defendant in various legal actions. In the opinion of management, such actions will not materially affect the financial position or results of operations of the consolidated company.

14. FINANCIAL INSTRUMENTS
    The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirement of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                                        DECEMBER 31, 1993       DECEMBER 31, 1994
                                                                      ----------------------  ----------------------
                                                                      CARRYING    ESTIMATED   CARRYING    ESTIMATED
                                                                       AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                                                      ---------  -----------  ---------  -----------
                                                                                  (DOLLARS IN THOUSANDS)
Assets:
  Cash and cash equivalents.........................................  $  43,442   $  43,442   $  20,446   $  20,446
  Accounts receivable...............................................     39,399      39,399      20,682      20,682
  Investment in asset portfolios:
    Loans...........................................................     33,795      36,300      30,920      37,485
    Partnerships and joint ventures.................................                             22,491      25,200
    Asset-backed securities.........................................                              3,481       3,500
  Other assets......................................................      6,923       6,923       7,216       7,216

Liabilities:
  Accounts payable..................................................      9,830       9,830       4,891       4,891
  Notes payable and other debt......................................     28,113      28,113      16,459      16,459
  Payable to partners...............................................      3,399       3,250       3,907       3,907
  Letters of credit ($833)..........................................                             --          --

    The fair values of the investment in asset portfolios, notes payable and payable to joint venture partner are estimated based on present values using applicable rates to approximate current entry-value interest rates applicable to each category of such financial instruments. The carrying amount of cash and cash equivalents, accounts receivable, net of reserves, and accounts payable approximates fair value. The Company has reviewed its exposure on standby letters of credit and has determined that the fair value of such exposure is not material. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1993 and 1994. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the date presented, and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                         AMRESCO, INC. AND SUBSIDIARIES

15. SUBSEQUENT EVENTS (UNAUDITED)

    ACQUISITION OF EQS. On October 27, 1995, the Company completed the acquisition of the third-party securitized, commercial mortgage loan Master Servicer and Special Servicer businesses of EQS. The purchase price was approximately $16.9 million.

    ACQUISITION OF ACACIA. Effective November 20, 1995, the Company completed the purchase for approximately $4.5 million of substantially all of the pension fund advisory contracts and certain other assets of Acacia. Acacia provides real estate investment advisory services to pension and other institutional investors in respect of investments in office, industrial and distressed real estate properties. Acacia is based in Boston and has approximately 18 employees.

    CONVERTIBLE SUBORDINATED DEBENTURE OFFERING. On November 27, 1995, the Company completed an offering conducted in Europe, pursuant to Regulation S promulgated under the Securities Act, of $45.0 million aggregate principal amount of Convertible Subordinated Debentures. The net proceeds (aggregating approximately $43.0 million) from such offering were used to repay borrowings under the revolving credit line. The Convertible Subordinated Debentures bear interest at 8% per annum and will mature on December 15, 2005. There is no sinking fund or amortization of principal prior to maturity. The Convertible Subordinated Debentures are not redeemable prior to December 15, 1996. The Convertible Subordinated Debentures are convertible at the option of the holders into shares of Common Stock at a conversion price of $12.50 per share (equivalent to a conversion rate of 80 shares of Common Stock per $1,000 principal amount of Convertible Subordinated Debentures), subject to adjustment in certain events. The Convertible Subordinated Debentures are unsecured obligations of the Company and subordinated to all existing and future Senior Indebtedness (as defined in the Convertible Subordinated Debenture Indenture) of the Company. The Convertible Subordinated Debentures contain certain rights of the holder to require the repurchase of the Convertible Subordinated Debentures
(i) upon a Fundamental Change (as defined in the Convertible Subordinated Debenture Indenture) and (ii) if the Company is not able to maintain a Net Worth (as defined in the Convertible Subordinated Debenture Indenture) of approximately $141.0 million (which includes the net proceeds to the Company from the Common Stock offering described below) plus the net proceeds to the Company from any other offering of Common Stock by the Company subsequent to the date hereof. There are certain other covenants restricting dividends on and redemptions of capital stock.

    COMMON STOCK OFFERING. On December 13, 1995, the Company completed a registered public offering of 2,000,000 shares of Common Stock. Subsequent thereto, the Company sold an additional 300,000 shares of Common Stock upon exercise of the Underwriters' over-allotment option. The net proceeds from such offering, including the over-allotment shares, aggregated approximately $25.1 million and were used to repay borrowings under the revolving credit line. The price to the public was $11.75 per share and the price to the Company per share was $11.10 (after an underwriting discount of $ .65 per share). In addition to the offering of shares of Common Stock by the Company, two institutional shareholders sold an aggregate of 2,300,000 shares of Common Stock (including 300,000 shares sold pursuant to the exercise of the underwriters' over-allotment option). The Company did not receive any proceeds from the sale of these shares. Assuming issuance of 2,300,000 shares of common stock at the beginning of each of the periods January 1, 1994 and 1995 and application of related net proceeds to the repayment of borrowings bearing an average interest cost of 8.2%, earnings per share for the year ended December 31, 1994 and the nine months ended September 30, 1995 for income from continuing operations would have been $0.85 and $0.50, respectively, while earnings per share for net income would have been $0.77 and $0.59, respectively.

    GLOBAL MASTER REPURCHASE AGREEMENT. On December 19, 1995, a wholly owned subsidiary of the Company entered into a $20,593,000 Global Master Repurchase Agreement to support the purchase of certain commercial mortgage pass-through certificates. The agreement bears interest at a rate based on 30 day LIBOR plus 1 2/5% (7 1/3% at December 31, 1995) payable monthly. This facility is secured by the commercial mortgage pass-through certificates and repayment of principal is based on cash flow from such securities.

                         AMRESCO, INC. AND SUBSIDIARIES

16. QUARTERLY FINANCIAL DATA (UNAUDITED)
    The following is a summary of unaudited quarterly results of operations, revised to reflect discontinued operations, for the years ended December 31, 1993 and 1994 (in thousands, except per share amounts):

                                                                     YEAR ENDED DECEMBER 31, 1993
                                                              ------------------------------------------
                                                                FIRST     SECOND      THIRD     FOURTH
                                                               QUARTER    QUARTER    QUARTER    QUARTER
                                                              ---------  ---------  ---------  ---------
Revenues from continuing operations.........................  $  50,525  $  36,814  $  41,080  $  43,743
Income from continuing operations before taxes..............     11,756     11,245     12,344      8,332
Income from continuing operations...........................      7,143      6,842      7,442      4,879
Loss from discontinued operations...........................        277        326        355      1,130
Net income..................................................      6,866      6,516      7,087      3,749
Earnings per share from continuing operations...............       0.63       0.61       0.66       0.43
Earnings per share..........................................       0.61       0.58       0.63       0.33

    Nonrecurring charges of $2,209,000 related to write-off of software and merger related compensation accruals were made during the quarter ended December 31, 1993. Quarterly financial data has been revised to reflect discontinued operations.

                                                                     YEAR ENDED DECEMBER 31, 1994
                                                              ------------------------------------------
                                                                FIRST     SECOND      THIRD     FOURTH
                                                               QUARTER    QUARTER    QUARTER    QUARTER
                                                              ---------  ---------  ---------  ---------
Revenues from continuing operations.........................  $  40,563  $  40,460  $  46,782  $  29,379
Income from continuing operations before taxes..............      9,244      9,307     14,979      2,156
Income from continuing operations...........................      5,358      5,425      8,873      1,277
Loss from discontinued operations...........................        422        316        238      1,209
Net income..................................................      4,936      5,109      8,635         68
Earnings per share from continuing operations...............       0.23       0.23       0.37       0.05
Earnings per share..........................................       0.21       0.22       0.36       0.00

    Nonrecurring income of $10,000,000 related to the conclusion of the NationsBank Contract was recorded during the third quarter of 1994. Nonrecurring accruals for the loss on discontinued operations were made during the fourth quarter of 1994.

                          INDEPENDENT AUDITORS' REPORT

AMRESCO:

    We have audited the accompanying combined statements of income and cash flows of Asset Management Resolution Company and AMRESCO Holdings, Inc. and subsidiaries (together AMRESCO), both of which were under the common ownership and management of NationsBank Corporation as of October 31, 1992, for the ten months ended October 31, 1992. These combined financial statements are the responsibility of AMRESCO management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, such 1992 financial statements, present fairly, in all material respects, the combined results of AMRESCO's operations and cash flows for the ten months ended October 31, 1992, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP
Dallas, Texas
March 26, 1993

                                    AMRESCO
                            (PREDECESSOR BUSINESSES)

                   FOR THE TEN MONTHS ENDED OCTOBER 31, 1992
                             (DOLLARS IN THOUSANDS)

                          COMBINED STATEMENT OF INCOME

REVENUES:
Asset management fees (Note 3)....................................................  $ 129,179
Other.............................................................................      3,680
                                                                                    ---------
      Total revenues..............................................................    132,859
                                                                                    ---------
EXPENSES:
Personnel (Note 5)................................................................     64,955
Occupancy.........................................................................      4,918
Equipment.........................................................................      3,534
Professional fees.................................................................     19,817
General and administrative........................................................      5,533
                                                                                    ---------
      Total expenses..............................................................     98,757
                                                                                    ---------
Income before taxes...............................................................     34,102
Income tax expense (Note 4).......................................................     10,795
                                                                                    ---------
      Net income..................................................................  $  23,307
                                                                                    ---------
                                                                                    ---------

                              COMBINED STATEMENT OF CASH FLOWS
OPERATING ACTIVITIES:
Net income........................................................................  $  23,307
Adjustments to reconcile net income to net cash provided by operating activities:
  Loss on retirement of property and equipment....................................         16
  Depreciation and amortization...................................................      5,240
  Expenses paid by parent.........................................................        475
  Increase (decrease) in cash for changes in:
    Accounts receivable...........................................................     15,788
    Deferred income taxes.........................................................     (2,068)
    Other assets..................................................................       (126)
    Other liabilities.............................................................     (1,050)
    Income taxes payable..........................................................      8,138
    Accounts payable..............................................................    (10,233)
                                                                                    ---------
      Net cash provided by operating activities...................................     39,487
                                                                                    ---------
INVESTING ACTIVITIES:
Expenditures for furniture, fixtures, and equipment...............................     (5,117)
                                                                                    ---------
FINANCING ACTIVITIES
Dividends paid....................................................................    (20,000)
                                                                                    ---------
Net increase in cash and cash equivalents.........................................     14,370
Cash and cash equivalents, beginning of period....................................     21,216
                                                                                    ---------
Cash and cash equivalents, end of period..........................................  $  35,586
                                                                                    ---------
                                                                                    ---------

                  See notes to combined financial statements.

                                    AMRESCO

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.  ORGANIZATION
    Effective October 31, 1992, a Stock Sale Agreement (the Agreement) was entered into by AMRESCO Acquisition Corporation, an entity formed by CGW Southeast Partners, L.P. I and II and which was renamed AMRESCO Holdings, Inc., to purchase the stock of AMRESCO, Inc. and AMRESCO Holdings, Inc. (AHI). The combined financial statements of AMRESCO (predecessor businesses of AMRESCO Holdings, Inc.) consist of Asset Management Resolution Company (dba AMRESCO, Inc.) and AHI, including its wholly owned subsidiaries, AMRESCO Services, Inc., AMRESCO Institutional, Inc. and AMRESCO Management, Inc.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    AMRESCO  is engaged  primarily in  the business  of managing,  servicing and liquidating  loans  and  related  assets  for  various  financial  institutions, government agencies and others. All transactions between AHI and its subsidiaries and AMRESCO, Inc. and their predecessor businesses have been eliminated in the combined financial statements.

    REVENUE AND EXPENSE RECOGNITION -- Revenues, principally fees for the management and collection of assets subject to management contracts, are recognized as earned. Expenses incurred in managing and administering the assets subject to management contracts are charged to expense as incurred. Asset disposition fees are accrued based on estimated collections and related costs. Differences between estimated and actual amounts are recorded in the period of determination. Revenue from AMRESCO's largest customers constituted 42%, 39% and 16% of total asset management fees for the ten months ended October 31, 1992.

    INCOME TAXES -- AMRESCO's tax provision and related balance sheet accounts have been recorded in accordance with Statement of Financial Accounting Standards No. 96. Current income tax provisions approximate taxes on a stand alone basis to be paid or refunded for the applicable period. Deferred taxes are provided on the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements.

3.  CONTRACTS
    AMRESCO performs asset management services primarily for NationsBank, the FDIC and the RTC under management contracts. Generally, the contracts provide for the payment of a fixed management fee which is reduced proportionately as managed assets decrease, a disposition fee using specified percentage rates based on net cash collections and an incentive fee for resolution of certain assets. Contracts to manage, service and liquidate assets expire beginning December 31, 1993 through June 30, 1997. AMRESCO, Inc. and the RTC agreed in principle to effect an early termination of a full-service contract and a loan administration contract no later than December 31, 1992. AMRESCO, Inc. collected an agreed disposition fee on the book value of the remaining assets and, as of December 31, 1992, returned the management of the assets to the RTC. A significant amount of AMRESCO's revenues are derived under an asset management contract beginning in 1992 between AMRESCO and NationsBank Corporation (NationsBank).

4.  INCOME TAXES
    Prior to the acquisition, AMRESCO filed a consolidated tax return with its parent, NationsBank. Income taxes were accrued as if AMRESCO filed separate returns. No delineation was made of current and deferred taxes as NationsBank allocated tax benefits to AMRESCO. The receipt of tax benefits were handled as a capital contribution by the Parent. AMRESCO's acquisition was a taxable transaction, and as a

                                    AMRESCO

4.  INCOME TAXES (CONTINUED)
result, a new tax basis for the AMRESCO group was created. A reconciliation of income taxes on reported pretax income at statutory rates to total income tax expense is as follows for the ten months ended October 31, 1992 (in thousands):

Income tax at statutory rate (34%).....................................  $  11,595
State income taxes (net of federal benefit)............................      1,797
Change in prior-year estimate of Parent tax attributes.................     (2,503)
Other..................................................................        (94)
                                                                         ---------
Income tax expense.....................................................  $  10,795
                                                                         ---------
                                                                         ---------

5.  RETIREMENT AND EMPLOYEE BENEFITS
    Certain professional employees received a bonus from a pool computed on 20% to 25% of pretax income over predetermined minimum earning levels for the ten months ended October 31, 1992 and based upon NationsBank's bonus programs prior to 1992. Certain employees are covered by severance plans in the event their employment is terminated by AMRESCO. Until December 9, 1992, the Company participated in a qualified retirement plan of NationsBank, which covered all full-time, salaried employees and certain part-time employees. Pension expense under this plan was accrued. The costs allocated from NationsBank were charged to current operations and consist of several components of net pension cost based on various actuarial assumptions regarding future experience under the plan.

6.  COMMITMENTS AND CONTINGENCIES
    Total  rent  expense  for  the  ten  months  ended  October  31,  1992   was
approximately $3,220,000. AMRESCO is a defendant in or party to pending and threatened legal actions and proceedings. Management believes, based upon the opinion of legal counsel, that the actions and liability or loss, if any, resulting from the final outcome of these proceedings will not be material in the aggregate.

7.  STOCKHOLDER'S EQUITY
    The activity in stockholder's equity for the ten months ended October 31, 1992 is as follows (in thousands):

JANUARY 1, 1992.......................................................  $  30,935
  Net income..........................................................     23,307
  Contribution by parent..............................................        475
  Dividends and distributions to parent...............................    (42,169)
                                                                        ---------
OCTOBER 31, 1992......................................................  $  12,548
                                                                        ---------
                                                                        ---------

No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information or representations must not be relied upon as having been authorized by the Company or the Underwriters. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.

                            ------------------------

                               TABLE OF CONTENTS

                                                      PAGE
                                                       ---
Available Information............................           2
Incorporation of Certain Documents by
 Reference.......................................           2
Certain Definitions..............................           4
Summary..........................................           6
Risk Factors.....................................          12
Recent Developments..............................          16
Use of Proceeds..................................          17
Capitalization...................................          18
Summary Financial and Other Data.................          19
Management's Discussion and Analysis of Financial
 Condition and Results of Operations.............          21
Business.........................................          27
Management.......................................          38
Description of the Notes.........................          41
Description of Other Indebtedness................          48
Underwriting.....................................          54
Legal Matters....................................          54
Independent Accountants..........................          54
Index to Financial Statements....................         F-1

                                  $50,000,000

                                     [LOGO]

                         10% SENIOR SUBORDINATED NOTES
                                    DUE 2003
                              --------------------

                              P R O S P E C T U S

                              --------------------
                               PIPER JAFFRAY INC.
                              J.C. BRADFORD & CO.
                         MORGAN KEEGAN & COMPANY, INC.

                                January 30, 1996